Exhibit 99.1

PENGROWTH ENERGY CORPORATION

NOTICE OF ANNUAL MEETING

AND MANAGEMENT INFORMATION CIRCULAR

for the Annual Meeting of Shareholders

to be held on Tuesday, June 28, 2016

April 29, 2016

Please contact Kingsdale Shareholder Services by toll-free telephone in North America at 1-866-581-1487, outside North America at 416-867-2272 or by email at contactus@kingsdaleshareholder.com if you have any questions, or require assistance completing your proxy or voting instruction form.

WHAT’S INSIDE

NOTICE OF ANNUAL MEETING

MEETING SUMMARY
1. Election of Directors	ii
2. Appointment of Auditors	ii
3. Approval of Unallocated Awards Issuable Under Long Term Incentive Plan	ii
4. Advisory Vote on Executive Compensation	ii

GENERAL INFORMATION
Date of Information	1
Notice and Access	1
Voting Common Shares and Principal Holders Thereof	1
Currency and Exchange Rate	1

VOTING INFORMATION: QUESTIONS AND ANSWERS
Meeting Procedure	2
Registered Shareholders	2
I Hold Shares Under our Employee Share Ownership Plan (the “ESOP”)	3
Beneficial Shareholders	3

BUSINESS OF THE MEETING
Interest of Certain Persons or Companies in Matters to be Acted Upon	5
Matter #1 – Receiving and Considering Financial Statements	5
Matter #2 – Appointment of Auditors	5
Matter #3 – Election of Directors	5
Matter #4 - Approval of Unallocated Awards Under Our Long Term Incentive Plan	6
Matter #5 – Advisory Vote on Executive Compensation	6

INFORMATION CONCERNING THE BOARD AND DIRECTOR NOMINEES
Director Nominees	8
DIRECTOR COMPENSATION	18
Director Compensation Table	19
Incentive Plan Awards for Directors	20
Outstanding Common Share-Based Awards and Rights-Based Awards	20
Incentive Plan Awards – Value Vested or Earned During the Year	20

EXECUTIVE COMPENSATION
REPORT FROM THE COMPENSATION COMMITTEE	22
Compensation Philosophy and Objectives	22
Unique Challenges Faced in 2015	23
Strategic Transformation	24
Paying Competitively	24
Alignment with Shareholders	25

Evaluating & Rewarding 2015 Performance	25
CEO Performance and Compensation	26
Risk Assessment	28
Open Communications	29
COMPENSATION DISCUSSION AND ANALYSIS (“CD&A”)	30
Named Executive Officers (“NEOs”)	30
Mandate and Composition of the Compensation Committee	30
Executive Compensation – Related Fees	30
Compensation Approval Process	30
Compensation Mix	31
NEO Incentive Summary	31
2015 Peer Groups	31
Compensation Elements	33
Executive Compensation Breakdown: Fixed vs. Performance Based “At Risk” Compensation	39
Benefits and Perquisites	40
Share Ownership Plan	40
Share Ownership Guidelines	40
Clawback Policy	41
No Hedging/Derivative Securities Policy	41
Statement of Executive Compensation	41
Summary Compensation Table	44
Outstanding Common Share-Based Awards	44
Incentive Plan Awards – Value Vested or Earned During the Year	45
Employment Contracts and Change of Control Arrangements	45
TSX Share Price Performance	47
Common Shares Issuable from Treasury	47
Directors’ and Officers’ Liability Insurance	47

CORPORATE GOVERNANCE AND NOMINATING COMMITTEE REPORT
Mandate of the Board of Directors	48
Board Approvals and Structure	48
Directors Skills Matrix	48
Diversity	49
Board Committees	49
Succession Planning	49
Statement of Corporate Governance Practices	50

AUDIT AND RISK COMMITTEE REPORT

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

INTERESTS OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

ADDITIONAL INFORMATION

APPENDIX 1 - Statement of Corporate Governance Practices
APPENDIX 2 - Alignment with Canadian Coalition for Good Governance Executive Compensation Principles

PENGROWTH ENERGY CORPORATION
NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
TO BE HELD ON TUESDAY, JUNE 28, 2016

NOTICE OF ANNUAL MEETING

To Our Shareholders:

The annual meeting (the “Meeting”) of the holders (“Shareholders”) of common shares (“Common Shares”) of Pengrowth Energy Corporation (the “Corporation”) will be held at 3:00 p.m. (Calgary time) on Tuesday, June 28, 2016, at the Metropolitan Conference Centre, 333 Fourth Avenue S.W., Calgary, Alberta, Canada, for the following purposes:

1.            to receive and consider the audited consolidated financial statements of the Corporation for the year ended December 31, 2015 and the auditors’ report thereon;

2.            to appoint auditors of the Corporation for the ensuing year and to authorize the board of directors (the “Board”) of the Corporation to fix their remuneration;

3.            to elect the directors of the Corporation for the ensuing year;

4.            to consider and, if deemed advisable, approve an ordinary resolution authorizing and approving unallocated awards issuable pursuant to the long term incentive plan of the Corporation;

5.            to vote, in an advisory, non-binding capacity, on a resolution to accept the Corporation’s approach to executive compensation; and

6.            to transact such other business as may properly come before the Meeting or any adjournment of the Meeting.

Particulars of the matters to be brought before the Meeting are set forth in the accompanying management information circular of the Corporation dated April 29, 2016 (the “Circular”).

A Shareholder may attend the Meeting in person or may be represented thereat by proxy. Shareholders who are unable to attend the Meeting in person are requested to complete, date and sign the enclosed instrument of proxy, or other appropriate form of proxy, in accordance with the instructions set forth in the Circular. An instrument of proxy will not be valid and acted upon at the Meeting or any adjournment thereof unless it is deposited at the offices of Computershare Investor Services Inc., 8th floor, 100 University Avenue, Toronto, Ontario M5J 2Y1, Attention: Proxy Department or via facsimile to 1-866-249-7775 (outside North America to 1-416-263-9524) at least 48 hours, excluding Saturdays, Sundays and holidays, before the time of the Meeting or any adjournment thereof. The time limit for the deposit of proxies may be waived or extended by the Chair of the Meeting at his discretion without notice. A proxyholder need not be a Shareholder. If a Shareholder receives more than one proxy form because such Shareholder owns Common Shares registered in different names or addresses, each proxy form should be completed and returned.

The Board has fixed May 16, 2016 as the record date for the determination of Shareholders entitled to notice of, and to vote at, the Meeting and at any adjournment thereof.

DATED at Calgary, Alberta this 29th day of April, 2016.

By order of the Board of Directors of Pengrowth Energy Corporation.

(signed) “Andrew D. Grasby”
Senior Vice President, General Counsel and Corporate Secretary

PENGROWTH ENERGY CORPORATION | 2016 ANNUAL MEETING | NOTICE OF MEETING

MEETING SUMMARY

There are only four matters of formal business anticipated to be put to Shareholders for voting at the Meeting.

1. ELECTION OF DIRECTORS

We recommend that you elect the following eight nominees as directors of the Corporation:

			Current Committees
	Year First Appointed	Years of Service	Audit	Compensation	Governance	Reserves	Overall 2015 Attendance	Other Public Companies	Ownership Interest ($)(2)
Independent Directors
Margaret L. Byl	2014	1		√		√	100%	• N/A	$292,874
Wayne K. Foo	2006	10			√	Chair	100%	• Parex Resources Inc.	$491,053
Kelvin B. Johnston	2012	4		√		√	100%	• Leucrotta Exploration Inc.	$499,674
James D. McFarland	2010	6	√	√			100%	• Valeura Energy Inc. • MEG Energy Corp.	$473,122
A. Terence Poole	2005	11	Chair				100%	• Methanex Corporation	$686,435
Jamie C. Sokalsky	2015	1	√			√	100% (1)	• Agnico Eagle Mines Limited • Probe Metals Inc. • Royal Gold Inc.	$256,083
D. Michael G. Stewart	2006	10		Chair	√		100%	• TransCanada Corporation and its subsidiary TransCanada PipeLines Limited • Canadian Energy Services & Technology Corp.	$619,887
Non-Independent
Derek W. Evans	2009	7					100%	• Franco-Nevada Corporation	$4,547,949

Notes:

(1)             Mr. Sokalsky joined the Board on April 14, 2015 and attended all meetings held in 2015 after his date of appointment.

(2)             Reflects market value of Common Shares, DEUs, RSUs, PSUs, DSUs and Phantom DSUs owned as of April 29, 2016.

Further information can be found under the heading “Business of the Meeting – Election of Directors” commencing on page 5 of this Circular.

2. APPOINTMENT OF AUDITORS

We recommend that you appoint KPMG LLP as the auditors of the Corporation. They were appointed as Pengrowth’s auditors on incorporation and have been the auditors of our predecessor, Pengrowth Corporation, since 1988. In 2015, 87% of the fees paid to the auditors was for audit and audit-related services.

Further information can be found under the heading “Business of the Meeting – Appointment of Auditors” commencing on page 5 of this Circular.

3. APPROVAL OF UNALLOCATED AWARDS ISSUABLE UNDER LONG TERM INCENTIVE PLAN

We recommend that you vote in favour of the approval of the unallocated awards issuable pursuant to our Long Term Incentive Plan (“LTIP”). We are not proposing any changes to our LTIP but the Toronto Stock Exchange (“TSX”) requires re-approval every three years of plans such as ours. Full details can be found below under “Business of the Meeting – Approval of Unallocated Awards Under Our Long Term Incentive Plan” commencing on page 6 of this Circular.

4. ADVISORY VOTE ON EXECUTIVE COMPENSATION

We recommend that, on an advisory basis and not to diminish the role and responsibilities of the Board of Directors, you accept the Corporation’s approach to executive compensation.

Further information can be found under the heading “Business of the Meeting - Advisory Vote on Executive Compensation” commencing on page 6 of this Circular.

ii	PENGROWTH ENERGY CORPORATION | 2016 ANNUAL MEETING | MEETING SUMMARY

MANAGEMENT INFORMATION CIRCULAR

GENERAL INFORMATION

This management information circular (the “Circular”) is provided to holders (“Shareholders”) of common shares (“Common Shares”) of Pengrowth Energy Corporation (the “Corporation”) in connection with the solicitation of voting proxies by management of the Corporation for use at the annual meeting (the “Meeting”) of Shareholders to be held at 3:00 p.m. (Calgary time) on Tuesday, June 28, 2016, at the Metropolitan Conference Centre, 333 Fourth Avenue S.W., Calgary, Alberta, Canada, or at any adjournments to the Meeting.

The terms “we”, “us”, “our” or “Pengrowth” refer to the Corporation on a consolidated basis and include all of the Corporation’s directly or indirectly held wholly-owned subsidiaries as well as our predecessors, Pengrowth Corporation and Pengrowth Energy Trust.

DATE OF INFORMATION

Unless otherwise noted, information contained in this Circular is given as of April 29, 2016.

NOTICE AND ACCESS

The Corporation has elected to use the “notice and access” provisions under National Instrument 54-101 Communications with Beneficial Owners of Securities of a Reporting Issuer (the “Notice and Access Provisions”) for the Meeting in respect of mailings to its beneficial Shareholders (as described below) but not in respect of mailings to its registered Shareholders (as described below). The Notice and Access Provisions are rules developed by the Canadian Securities Administrators that reduce the volume of the materials that must be physically mailed to shareholders by allowing a reporting issuer to post its information circular in respect of a meeting of its shareholders and related materials online.

The Corporation has also elected to use procedures known as ‘stratification’ in relation to its use of the Notice and Access Provisions. Stratification occurs when a reporting issuer using the Notice and Access Provisions provides a paper copy of an information circular and, if applicable, a paper copy of financial statements and related Management’s Discussion and Analysis (“Financial Information”), to some shareholders together with a notice of a meeting of its shareholders. In relation to the Meeting, registered Shareholders will receive a paper copy of each of the notice of the Meeting, this Circular and a form of proxy. Beneficial Shareholders will receive a Notice and Access Notification and a voting instruction form. In addition, a paper copy of the Financial Information in respect of the most recently completed financial year of the Corporation will be mailed to registered Shareholders as well as to beneficial Shareholders who have previously requested to receive them.

The Corporation will be delivering a Notice and Access Notification and a voting instruction form directly to non-objecting beneficial owners of its Common Shares with the assistance of Broadridge Investor Communication Solutions, Canada and intends to pay for intermediaries to deliver proxy-related materials to objecting beneficial owners of its Common Shares.

VOTING COMMON SHARES AND PRINCIPAL HOLDERS THEREOF

The Corporation is authorized to issue an unlimited number of Common Shares and up to 10,000,000 preferred shares. At the close of business on April 29, 2016, there were 547,443,255 Common Shares outstanding. Each Common Share is entitled to one vote at the Meeting.

To the knowledge of the directors and executive officers of the Corporation, as of April 29, 2016, no person or company beneficially owns, or controls or directs, directly or indirectly, voting securities carrying 10% or more of the voting rights attached to any class of voting securities of the Corporation other than:

Seymour Schulich, through his holding company, Nevada Capital Corporation Ltd., who has reported that he owns 70,000,000 Common Shares and that The Schulich Foundation, an affiliate of Mr. Schulich, owns an additional 10,000,000 Common Shares. Mr. Schulich reports that his aggregate holdings are 80,000,000 Common Shares or 14.6% of our outstanding Common Shares.

CURRENCY AND EXCHANGE RATE

All monetary figures are stated in Canadian currency, except as noted. On December 31, 2015, the reported noon exchange rate quoted by the Bank of Canada for Cdn.$1.00 was US$ 0.7225.

PENGROWTH ENERGY CORPORATION MANAGEMENT INFORMATION CIRCULAR	1

VOTING INFORMATION: QUESTIONS AND ANSWERS

Your vote is very important to us. This section of the Circular provides you with information on how to vote your Common Shares. If you still have questions or concerns after reviewing this section, please contact our transfer agent and registrar, Computershare Investor Services Inc. (“Computershare”), at:

Toll Free (Canada & United States): 1-800-564-6253	Outside of North America: 1-514-982-7555

Proxies are being solicited primarily by mail, but may also be solicited by e-mail, facsimile, telephone or oral communication by the directors, officers and employees of the Corporation, at no additional compensation. The Corporation has retained Kingsdale Shareholder Services, Exchange Tower, 130 King Street West, Suite 2950, Toronto, Ontario, M5X 1E2 (“Kingsdale”) to assist with our communications with shareholders and the solicitation of proxies. In connection with these services, the Corporation will pay Kingsdale a fee of $60,000. In addition, Kingsdale will be reimbursed by the Corporation for disbursements and out-of-pocket expenses, as well as an additional $8 fee for each telephone call. If you have any questions about how to vote your shares, please contact Kingsdale by toll-free in North America at 1-866-581-1487 or collect call outside North America at 416-867-2272 or by email at contactus@kingsdaleshareholder.com.

MEETING PROCEDURE

Am I entitled to vote?

You are entitled to vote if you held Common Shares at the close of business on May 16, 2016 (the “Record Date”), unless a Shareholder has transferred Common Shares to you subsequent to that date and you, not less than 10 days before the Meeting, establish ownership of the Common Shares and request Computershare to include your name on the list of Shareholders entitled to vote at the Meeting. Each Common Share is entitled to one vote at the Meeting or at any adjournment of the Meeting.

What am I voting on?

You are voting on the following items of business that will be presented at the Meeting:

1.                                      the appointment of auditors;

2.                                      the election of the directors of the Corporation (“Directors”);

3.                                      the approval of unallocated awards issuable under the long term incentive plan of the Corporation;

4.                                      the Corporation’s approach to executive compensation; and

5.                                      any other business that may properly come before the Meeting or any adjournment of the Meeting.

How will my Common Shares be voted?

You can indicate on the attached instrument of proxy or voting instruction form how you want your proxyholder to vote your Common Shares or you can let your proxyholder decide for you. If neither you nor your proxyholder provides specific instructions, your Common Shares will be voted in favour of all items of business presented by management of the Corporation at the Meeting.

What if there are amendments to these matters or other matters brought before the Meeting?

If you plan to vote your Common Shares in person, you have the authority to vote on the matters discussed during the Meeting as you choose. If you are not attending the Meeting, the person you appoint as proxy on your behalf will have the discretion to vote on any amendments or variations to the matters of business to be addressed at the Meeting and with respect to other matters that may properly come before the Meeting.

At the date of this Circular, management of the Corporation knows of no such amendments, variations or other matters to come before the Meeting.

Who counts the votes?

Votes are counted by Computershare in its capacity as transfer agent and registrar of the Corporation.

REGISTERED SHAREHOLDERS

You are a registered Shareholder if your Common Shares are held directly in your own name through the direct registration system or a Common Share certificate. Otherwise, you are a beneficial Shareholder and should refer to page 3 for details of voting at the Meeting.

How can I vote if I am a registered shareholder?

If you are a registered Shareholder, you may vote either in person at the Meeting, on the Internet, by mail or fax in accordance with the directions provided with the enclosed instrument of proxy.

2	MANAGEMENT INFORMATION CIRCULAR

What if I want to attend the Meeting and vote in person?

If you are a registered Shareholder and plan to attend the Meeting and vote your Common Shares in person, do not complete or return the enclosed instrument of proxy. Your vote will be taken and counted at the Meeting. Please register with Computershare when you arrive. If you are a beneficial Shareholder, you should refer to page 3 for instructions on how to vote in person at the Meeting.

How can I vote by proxy?

The attached instrument of proxy appoints Derek W. Evans or John B. Zaozirny, who are Directors, to be your proxyholders. Should you choose to vote by proxy, please sign and return the completed instrument of proxy as indicated below. Alternatively, you may vote through the website or by fax in accordance with the directions provided with the enclosed instrument of proxy.

Whether or not you attend the Meeting, you can appoint someone other than Messrs. Evans and Zaozirny to attend and vote as your proxyholder. You can use the enclosed instrument of proxy or another appropriate form of proxy to appoint your proxyholder by inserting their name in the space indicated on your proxy form. Your proxyholder does not need to be a Shareholder. Your votes will only be counted if the person you appoint as proxy attends the Meeting and votes on your behalf.

What do I do with my completed proxy?

Once you have completed and signed the instrument of proxy, you should mail it to, or deposit it with, the Corporate Secretary of the Corporation in care of Computershare Investor Services Inc., 8th floor, 100 University Avenue, Toronto, Ontario M5J 2Y1, Attention: Proxy Department, or via facsimile to 1-866-249-7775 (outside North America to 1-416-263-9524) not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time of the Meeting or any adjournment of the Meeting. This will ensure your vote is recorded. The time limit for the deposit of proxies may be waived or extended by the Chair of the Meeting at his discretion without notice. If you have completed your vote by proxy over the Internet, then there is nothing further you need to do unless you decide to revoke your proxy as discussed below.

What if I change my mind and want to revoke my proxy?

You may revoke your proxy at any time before it is acted on. You can do this by stating clearly, in writing, that you want to revoke your proxy and by delivering the written statement to either: (i) Computershare Investor Services Inc., 8th floor, 100 University Avenue, Toronto, Ontario M5J 2Y1, Attention: Proxy Department, or via facsimile to 1-866-249-7775 (outside North America to 1-416-263-9524) not less than 24 hours (excluding Saturdays, Sundays and holidays) before the time of the Meeting or any adjournment of the Meeting; or (ii) with the Chair of the Meeting on the day of the Meeting or any adjournment of the Meeting.

You can also revoke your proxy by attending the Meeting and voting your Common Shares in person or by any other manner permitted by law.

I HOLD SHARES UNDER OUR EMPLOYEE SHARE OWNERSHIP PLAN (THE “ESOP”)

How do I vote?

Shares purchased by employees of Pengrowth under the ESOP (“ESOP Shares”) are registered in the name of Solium Capital Inc. (“Solium”), in accordance with the provisions of the ESOP, unless an employee has withdrawn their ESOP Shares. Shareholders of ESOP Shares cannot vote those ESOP Shares in person at the Meeting.

Voting rights attached to the ESOP Shares held under the ESOP can be exercised by employees by indicating to Solium on the enclosed voting instruction form how the employee wishes his or her ESOP Shares to be voted at the Meeting. The ESOP Shares will be voted pursuant to the employee’s directions. If no direction is provided on the voting instruction form as to a matter to be voted on, Solium will vote the relevant ESOP Shares FOR that matter. ESOP Shares in respect of which a voting instruction form has not been signed and returned will not be voted.

The voting instruction form must be used with respect to ESOP Shares. In the event that you are an employee and hold any Common Shares other than ESOP Shares, you must separately follow the appropriate voting requirements with respect to those Common Shares.

BENEFICIAL SHAREHOLDERS

You are a beneficial Shareholder if your Common Shares are held in the name of a nominee. That is, your certificate was deposited with a bank, trust company, securities broker, trustee or other intermediary.

How can I vote if I am a beneficial shareholder?

If you are a beneficial Shareholder, you may only vote by completing and returning the enclosed voting instruction form in accordance with the directions provided on it.

What if I want to attend the Meeting and vote in person?

If you are a beneficial Shareholder and plan to attend the Meeting and vote your Common Shares in person, insert your own name in the space provided on the enclosed voting instruction form and return the form in accordance with the directions provided on it. Your vote will be taken and counted at the Meeting so do not complete the voting instructions on the form. Please register with Computershare when you arrive.

PENGROWTH ENERGY CORPORATION MANAGEMENT INFORMATION CIRCULAR	3

How can I vote by proxy?

The enclosed voting instruction form appoints Derek W. Evans or John B. Zaozirny, who are Directors, to be your proxyholders. Whether or not you attend the Meeting, you can appoint someone other than Messrs. Evans and Zaozirny to attend and vote as your proxyholder. You can use the enclosed voting instruction form to appoint your proxyholder by inserting their name in the space indicated on such form. Your proxyholder does not need to be a Shareholder. Your votes will only be counted if the person you appoint as proxy attends the Meeting and votes on your behalf.

What do I do with my completed voting instruction form?

Once completed, you should return it in the envelope provided or vote online or by fax in accordance with the instructions provided in the voting instruction form. This will ensure your vote is recorded.

Who can I call for assistance?

If you have any questions or need assistance completing your voting instruction form, please contact Kingsdale Shareholder Services, toll-free in North America at 1-866-581-1487 or call collect from outside of North America at 416-867-2272 or by email at contactus@kingsdaleshareholder.com.

What if I change my mind and want to revoke my instructions?

In order to revoke instructions previously provided, you should follow the procedures provided by your nominee on the voting instruction form.

4	MANAGEMENT INFORMATION CIRCULAR

BUSINESS OF THE MEETING

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

Other than as set forth elsewhere in this Circular, no: (i) person who has been a Director or executive officer of the Corporation at any time since January 1, 2015; (ii) proposed nominee for election as a Director; or (iii) associate or affiliate of any of the foregoing has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any of the following matters to be acted upon at the Meeting.

MATTER #1 – RECEIVING AND CONSIDERING FINANCIAL STATEMENTS

Our board of Directors (the “Board”) will place before the Meeting the annual consolidated financial statements of the Corporation and the auditors’ report thereon for the financial year ended December 31, 2015 (the “Financial Statements”). The Financial Statements, together with the accompanying Management Discussion & Analysis for the year ended December 31, 2015, are available on the Corporation’s website at www.pengrowth.com/investors/reports, on the System for Electronic Document Analysis and Retrieval website (“SEDAR”) at www.sedar.com and on the Electronic Data-Gathering, Analysis and Retrieval system (“EDGAR”) of the United States Securities and Exchange Commission’s (“SEC”) website at www.sec.gov. No formal action will be taken at the Meeting to approve the Financial Statements, which have already been approved by the Board. If any Shareholders have questions respecting the Financial Statements, the questions may be brought forward at the Meeting.

MATTER #2 – APPOINTMENT OF AUDITORS

KPMG LLP, Chartered Professional Accountants (“KPMG”) were appointed as our auditors on incorporation and have been the auditors of our predecessor, Pengrowth Corporation, since 1988. Under the Canadian Securities Administrators’ National Instrument 52-108 Auditor Oversight, KPMG is a participating audit firm with the Canadian Public Accountability Board. KPMG has also confirmed to the Board and the Audit and Risk Committee of the Board (the “Audit and Risk Committee”) its status as independent within the meaning of applicable Canadian and U.S. rules. The Board, on recommendation from the Audit and Risk Committee, recommends the re-appointment of KPMG as auditors. For details concerning fees paid to KPMG by the Corporation and for details concerning the Audit and Risk Committee, see page 59 of the Corporation’s Annual Information Form for the year ended December 31, 2015, which is dated February 24, 2016 and available on SEDAR at www.sedar.com, or as part of the Corporation’s Form 40-F for the year ended December 31, 2015, which is dated February 24, 2016 and available on EDGAR at www.sec.gov.

In the absence of contrary instructions, it is the intention of the persons designated in the enclosed instrument of proxy to vote the Common Shares represented thereby FOR the ordinary resolution appointing KPMG as auditors of the Corporation to hold office until the close of the next annual meeting of Shareholders at a remuneration to be fixed by the Board.

MATTER #3 – ELECTION OF DIRECTORS

Our Board, by resolution dated May 3, 2016, has established the size of the Board to be elected at the Meeting at eight directors. Two of our incumbent Directors, Mr. John B. Zaozirny and Mr. Michael S. Parrett, will be retiring at the Meeting and are not standing for re-election. Messrs. Zaozirny and Parrett have served as directors of Pengrowth and its predecessors since 1988 and 2004, respectively. The Corporation greatly values their many contributions and would like to thank them for their guidance and commitment.

At the Meeting, Shareholders will be asked to pass an ordinary resolution electing Margaret L. Byl, Derek W. Evans, Wayne K. Foo, Kelvin B. Johnston, James D. McFarland, A. Terence Poole, Jamie C. Sokalsky and D. Michael G. Stewart as Directors. Each elected Director will hold office until the close of the next annual meeting of Shareholders or until his or her successor is duly elected or appointed.

The resolution electing the Directors must be passed by a majority of the votes cast on this matter by Shareholders present in person or by proxy at the Meeting. In the absence of contrary instructions, it is the intention of the persons designated in the enclosed instrument of proxy to vote the Common Shares represented thereby FOR the ordinary resolution electing the nominees set out below.

Majority Voting Policy

The attached instrument of proxy permits Shareholders to: (i) vote “for” all Director nominees; or (ii) vote “for” or “withhold” their vote for each Director nominee. The Board has adopted a majority voting policy stipulating that, in an uncontested election of Directors, in the event that a Director nominee is elected but receives a greater number of “withhold” votes than “for” votes, such Director shall promptly tender his or her resignation to the Chairman of the Board and the Board shall meet within 90 days of the relevant Shareholders’ meeting to determine whether or not it wishes to accept such resignation with the proviso that the Board will generally accept such resignation, absent exceptional circumstances and advise Shareholders of the Board’s decision in that regard. The resignation will be effective when accepted by the Board. The Board shall immediately issue a news release with the Board’s decision including the reason for not accepting any resignation and shall provide a copy of that release to the TSX. Shareholders should note that, as a result of the majority voting policy, a “withhold” vote is effectively a vote against a Director nominee in an uncontested

PENGROWTH ENERGY CORPORATION MANAGEMENT INFORMATION CIRCULAR	5

election. A Director who tenders a resignation pursuant to this policy will not participate in any meeting of the Board or committee of the Board at which the resignation is considered.

Advance Notice By-Law

We have adopted an advance notice by-law which was ratified by Shareholders at the 2013 Annual General Meeting. These requirements set forth procedures for any Shareholder who intends to nominate any person for election as a Director of the Corporation other than pursuant to Shareholder rights instilled within the Corporation’s governing statute or through a Shareholder proposal. The requirement stipulates a deadline by which Shareholders must notify the Corporation of their intention to nominate directors and also sets out the information that Shareholders must provide regarding each director nominee and the nominating Shareholder in order for the advance notice requirement to be met. These requirements are intended to provide all Shareholders with the opportunity to evaluate and review the proposed candidates and vote in an informed and timely manner regarding such nominees. As of the date of this Circular, we have not received any Director nominations through the advance notice mechanism.

MATTER #4 - APPROVAL OF UNALLOCATED AWARDS UNDER OUR LONG TERM INCENTIVE PLAN

We have a long term incentive plan (“LTIP”) pursuant to which our Directors, officers, employees and other service providers and those of our subsidiaries and affiliates are eligible to receive awards granted in the form of deferred share units (“DSUs”), restricted share units (“RSUs”) and/or performance share units (“PSUs”). Our LTIP was last approved at the annual meeting of our shareholders held on June 25, 2013. Please see “Compensation Discussion and Analysis – Compensation Elements – Long-Term Incentive Plan” for a detailed description of our LTIP. When awards have been granted pursuant to the LTIP, Common Shares that are reserved for issuance under outstanding awards are referred to as “allocated awards”. We have additional Common Shares that may be issued under the LTIP, but as they are not subject to current awards grants, they are referred to as “unallocated awards”.

Our Board has set aside a number of Common Shares available for issuance under our LTIP equivalent to 3.2% of our outstanding Common Shares from time to time less the aggregate number of Common Shares reserved under any other security based compensation arrangement. As at April 29, 2016, we had 14,755,686 outstanding allocated awards under the LTIP and 623,626 Common Shares reserved for issuance pursuant to other prior security-based compensation arrangements, leaving 2,138,872 unallocated awards available for future grants.

The Toronto Stock Exchange requires that every three (3) years after the institution of a security based compensation arrangement which does not have a fixed maximum number of securities issuable all unallocated rights, options or other entitlements under such arrangement must be approved by a majority of an issuer’s directors and by the issuer’s shareholders. As our LTIP is a security based compensation arrangement and as the maximum number of awards issuable pursuant to our LTIP is not a fixed number, approval is being sought at the Meeting to approve the grant of unallocated awards under our LTIP. If approval is obtained at the Meeting we will not be required to seek further approval of the grant of unallocated awards under our LTIP until June 28, 2019. If approval is not obtained at the Meeting, awards, which have not been allocated as of June 25, 2016 and awards which are outstanding as of June 25, 2016 and which are subsequently cancelled, terminated or exercised will not be available for a new grant of awards. Previously allocated awards will continue to be unaffected by the approval or disapproval of the resolution. As described under “Compensation Discussion and Analysis” below, our LTIP is an important component of our overall compensation structure and is critical to our ability to attract and retain qualified and dedicated personnel. If approval of the unallocated awards is not obtained at the Meeting, we may need to pursue substitute forms of incentives which may prove to be less effective and more costly. In light of the foregoing, the Board has, subject to ratification by Shareholders, unanimously approved the unallocated awards under the LTIP.

At the Meeting, the following ordinary resolution will be presented:

“BE IT RESOLVED, as an ordinary resolution of the Shareholders of the Corporation, that:

(a)          all unallocated awards to acquire Common Shares pursuant to the long term incentive plan of the Corporation are approved and authorized until June 28, 2019; and

(b)          any one officer or director of the Corporation be and is hereby authorized to execute and deliver all such agreements and documents, whether under the corporate seal or otherwise, and to take all action, as such officer or director shall deem necessary or appropriate to give effect to the foregoing resolution. “

The foregoing resolution must be approved by a simple majority of votes cast by Shareholders who vote in person or by proxy at the Meeting in respect of this resolution. In the absence of contrary instructions, it is the intention of the persons designated in the enclosed instrument of proxy to vote the Common Shares represented thereby FOR the resolution approving the unallocated awards under our LTIP.

MATTER #5 – ADVISORY VOTE ON EXECUTIVE COMPENSATION

The underlying principle for compensation throughout the Corporation is “pay-for-performance”. We believe that Shareholders should have the opportunity to fully understand the philosophy, objectives and principles that the Board has used to make executive compensation decisions. This Shareholder advisory vote forms an important part of the ongoing process of engagement between Shareholders and the Board on compensation and we presently intend to conduct such a vote at each annual meeting of Shareholders.

We hope you will carefully review the 2016 “Report from the Compensation Committee” starting on page 22 of this Circular and the “Compensation Discussion and Analysis” starting on page 30 of this Circular before voting on this matter. Should you have any specific

6	MANAGEMENT INFORMATION CIRCULAR

concerns that you wish to discuss, you may contact the Chair of our Compensation Committee via email in care of our Corporate Secretary at corporate.secretary@pengrowth.com. The compensation discussion and analysis contained in this Circular describes our compensation philosophy, the objectives of the different elements of our compensation programs and the way the Board assesses performance and makes decisions. It explains how our compensation programs are centered on a pay-for-performance culture and are aligned with strong risk management principles and the long term interests of Shareholders. This disclosure has been approved by the Board on the recommendation of the Compensation Committee.

The Board recommends that Shareholders approve the following advisory resolution:

“BE IT RESOLVED, on an advisory basis and not to diminish the role and responsibilities of the Board, that the Shareholders accept the approach to executive compensation disclosed in the management information circular dated April 29, 2016 delivered in advance of the Meeting of Shareholders of the Corporation.”

As this is an advisory vote, the results will not be binding upon the Board. However, the Board will consider the outcome of the vote as part of its ongoing review of executive compensation. The Board believes that it is essential for Shareholders to be well informed of the Corporation’s approach to executive compensation and considers this advisory vote to be an important part of the ongoing process of engagement between Shareholders and the Board. In the absence of contrary instructions, it is the intention of the persons designated in the enclosed instrument of proxy to vote the Common Shares represented thereby FOR the non-binding advisory resolution regarding the Corporation’s approach to executive compensation.

PENGROWTH ENERGY CORPORATION MANAGEMENT INFORMATION CIRCULAR	7

INFORMATION CONCERNING THE BOARD AND DIRECTOR NOMINEES

DIRECTOR NOMINEES

The following information relating to the nominees as Directors is based partly on our records and partly on information received from each nominee. All information, unless noted otherwise, is presented as at April 29, 2016. In the tables below, the Corporate Governance and Nominating Committee is noted as “Corporate Governance” and the Reserves, Health, Safety and Environment Committee is noted as “Reserves”.

The following pages set out information for each of the persons proposed to be nominated for election as a Director. All footnotes to each Director’s biography in this section can be found commencing on page 15 of this Circular.

DEREK W. EVANS

Age: 59

Calgary, Alberta, Canada

President and Chief Executive Officer

Director since: May 25, 2009(1)

Not Independent

Areas of Expertise:

•          Oil and Gas

•          Engineering

•          Senior Executive

•          Geology/Geophysics

•          Financial Acumen

•          Major Projects

•          Environmental, Health & Safety

•          Business Development

•          Leading Cultural Change

Derek Evans is the President and Chief Executive Officer of the Corporation. He was appointed as the President and Chief Operating Officer and as a director of Pengrowth Corporation on May 25, 2009. On September 13, 2009, Mr. Evans was appointed as President and Chief Executive Officer of Pengrowth Corporation. Mr. Evans previously served as President, Chief Executive Officer and director of Focus Energy Trust from May 2002 until March 2008. Mr. Evans has over 34 years’ experience in a variety of operational and senior management positions in the oil and gas business in Western Canada.

Mr. Evans holds a Bachelor of Science degree in Mining Engineering from Queen’s University and is a registered Professional Engineer in the Province of Alberta.

At present, Mr. Evans serves as a director of Franco-Nevada Corporation, a TSX and New York Stock Exchange (“NYSE”) listed issuer. He is also a member of the Institute of Corporate Directors.

Board/Committee Membership for 2015(2)		2015 Attendance	2015 Attendance (Total)		Value of Total Compensation Reported in 2015(3)	Min. Share Ownership Guideline as at April 29, 2016(7)	Meets Guideline
Board		13 of 13	100%		$2,488,057	$1,560,000	Yes
Audit and Risk		4 of 4
Compensation		4 of 4
Corporate Governance		4 of 4
Reserves		4 of 4
Securities Held
Date	Holdings(4)				Market Value(5)
	Common Shares	Share-Based Awards(6)		Total	Common Shares	Share-Based Awards(6)		Total
		RSUs	PSUs			RSUs	PSUs
April 29, 2016	1,126,499	990,762	90,481	2,207,742	$2,320,588	$2,040,970	$186,391	$4,547,949
December 31, 2015	792,045	690,265	278,365	1,760,676	$807,886	$704,071	$283,933	$1,795,889
December 31, 2014	603,174	512,975	311,161	1,427,310	$2,207,617	$1,877,487	$1,138,849	$5,223,953
December 31, 2013	465,336	372,978	228,544	1,066,858	$3,057,258	$2,450,467	$1,501,533	$7,009,257
Board Experience – Other Public Board Directorships
Present Boards:					Past Boards (last five years):
• Franco-Nevada Corporation					• n/a
Public Board Interlocks
None
Voting Results of 2015 Annual Meeting				Votes For	Votes Withheld		Total Votes Cast
Number of Votes				221,465,272	6,123,688		227,588,960
Percentage of Votes				97.31%	2.69%		100%

8	MANAGEMENT INFORMATION CIRCULAR

MARGARET L. BYL

Age: 59

Calgary, Alberta, Canada

Director since: 2014

Independent

Areas of Expertise:

•     Oil and Gas

•     Senior Executive

•     Human Resources

•     Chemical Engineering

•     Information Systems

•     Strategic Planning

Ms. Byl is a seasoned executive with over 30 years’ experience in the Canadian energy sector in a wide range of upstream and corporate functions with Suncor Energy and Petro-Canada. Ms. Byl has expertise in heavy oil and oil sands development from grass roots pilot projects to commercial-scale development. Her expertise also extends to human resources, information systems and strategic planning.

At present, Ms. Byl is the Executive Director of Energy Technologies at Alberta Innovates, a lead agency for advancing energy and environmental technology innovation in Alberta.

Ms. Byl received her Bachelor of Science degree from the University of Manitoba and Bachelor of Science in Chemical Engineering from the University of Saskatchewan.

Board/Committee Membership for 2015		2015 Attendance (#)(8)(10)			2015 Attendance (Total)		Value of Total Compensation Reported in 2015(9)
Board		13 of 13			100%		$165,000
Compensation		1 of 1
Reserves		4 of 4
Securities Held
Date	Holdings(4)			Market Value(5)			Min. Share Ownership Requirement as at April 29, 2016(7)	Meets Requirement
	Common Shares	Share-Based Awards(6)	Total	Common Shares	Share-Based Awards(6)	Total
April 29, 2016	-	142,172	142,172	-	$292,874	$292,874	$405,000	On Track
December 31, 2015	-	32,677	32,677	-	$33,331	$33,331
December 31, 2014	-	6,279	6,279	-	$22,981	$22,981
Board Experience – Other Public Board Directorships
Present Boards:				Past Boards (last five years):
• n/a				• n/a
Public Board Interlocks
None
Voting Results of 2015 Annual Meeting				Votes For	Votes Withheld		Total Votes Cast
Number of Votes				222,155,780	5,433,179		227,588,959
Percentage of Votes				97.61%	2.39%		100%

PENGROWTH ENERGY CORPORATION MANAGEMENT INFORMATION CIRCULAR	9

WAYNE K. FOO

Age: 59

Calgary, Alberta, Canada

Director since: 2006(1)

Independent

Areas of Expertise:

•    Oil and Gas

•    Senior Executive

•    Financial Acumen

•    Geology/Geophysics

•    Unconventional Resource Development

•    Leading Cultural Change

Wayne Foo is a geologist with extensive oil and gas industry experience. He received a Bachelor of Science in Geology from the University of Calgary in 1977 and a Masters of Science in Geology from Queen’s University in 1979.

Mr. Foo has had a varied 35-year career in the energy sector, including: exploration and production management with Chevron Corporation; President, Chief Operating Officer and Vice President of Archer Resources Ltd.; President and Chief Executive Officer of Dominion Energy Canada Ltd. and President and Chief Executive Officer of Petro Andina Resources Inc.

At present, Mr. Foo is Chief Executive Officer and a director of Parex Resources Inc., a TSX listed issuer. He is also a member of the Institute of Corporate Directors.

Board/Committee Membership for 2015	2015 Attendance(8)				2015 Attendance (Total)		Value of Total Compensation Reported in 2015(9)
Board	13 of 13				100%		$181,500
Corporate Governance	4 of 4
Reserves (Chair)	4 of 4
Securities Held
Date	Holdings(4)			Market Value(5)			Min. Share Ownership Requirement as at April 29, 2016(7)	Meets Requirement
	Common Shares	Share-Based Awards(6)	Total	Common Shares	Share-Based Awards(6)	Total
April 29, 2016	6,290	232,085	238,375	$12,957	$478,095	$491,053	$405,000	Yes
December 31, 2015	6,290	131,400	137,690	$6,416	$134,028	$140,444
December 31, 2014	6,290	96,948	103,238	$23,021	$354,830	$377,851
December 31, 2013	6,290	75,839	82,129	$41,325	$498,262	$539,588
Board Experience – Other Public Board Directorships
Present Boards:					Past Boards (last five years):
• Parex Resources Inc.					• n/a
Public Board Interlocks
None
Voting Results of 2015 Annual Meeting			Votes For		Votes Withheld			Total Votes Cast
Number of Votes			221,860,158		5,728,801			227,588,959
Percentage of Votes			97.48%		2.52%			100%

10	MANAGEMENT INFORMATION CIRCULAR

KELVIN B. JOHNSTON

	Age: 56 Calgary, Alberta, Canada Director since: 2012 Independent Areas of Expertise: • Oil and Gas • Senior Executive • Geology • Economics • Major Projects

Mr. Johnston is an executive with more than 30 years’ experience in the oil and gas industry. Mr. Johnston serves as President of Wylander Crude Corp., a private oil and gas company, a position he has held since July 2006, and as Vice President, Corporate Development of Lakeview Energy Ltd., a private oil and gas company, a position held since June 2009. Prior positions include serving as President and Chief Executive Officer of Alberta Clipper Energy Inc., Vice-President, Exploration of Thunder Energy Ltd., and various senior technical, executive and board capacities at Husky Oil Ltd., Startech Energy Inc., Impact Energy Inc., Mustang Resources Ltd. and Peerless Energy Inc.

Currently, Mr. Johnston serves as a Director of the Explorers and Producers Association of Canada (EPAC).

Mr. Johnston holds a Bachelor of Science (Hons.) degree in Geology from the University of Manitoba and a Masters degree in Economics from the University of Calgary.

Board/Committee Membership for 2015		2015 Attendance(8)		2015 Attendance (Total)			Value of Total Compensation Reported in 2015(9)
Board		13 of 13		100%			$172,000
Compensation		4 of 4
Reserves		4 of 4
Securities Held
Date	Holdings(4)			Market Value(5)			Min. Share Ownership Requirement as at April 29, 2016(7)	Meets Requirement
	Common Shares	Share-Based Awards(6)	Total	Common Shares	Share-Based Awards(6)	Total
April 29, 2016	67,389	175,171	242,560	$138,821	$360,852	$499,674	$405,000	Yes
December 31, 2015	67,389	74,486	141,875	$68,737	$75,976	$144,713
December 31, 2014	67,389	44,674	112,063	$246,644	$163,507	$410,151
December 31, 2013	67,389	27,474	94,863	$442,746	$180,504	$623,250
Board Experience – Other Public Board Directorships
Present Boards:					Past Boards (last five years):
• Leucrotta Exploration Inc.					• NAL Energy Corporation
Public Board Interlocks
None
Voting Results of 2015 Annual Meeting			Votes For		Votes Withheld			Total Votes Cast
Number of Votes			221,870,063		5,675,898			227,545,961
Percentage of Votes			97.51%		2.49%			100%

PENGROWTH ENERGY CORPORATION MANAGEMENT INFORMATION CIRCULAR	11

JAMES D. MCFARLAND

Age: 69

Calgary, Alberta, Canada

Director since: 2010(1)

Independent

Areas of Expertise:

•      Oil and Gas

•      Senior Executive

•      Engineering

•      Operations

•      Environment, Health & Safety

•      Unconventional Resource Development
(oil sands, heavy oil, shale oil, tight gas)

•      Mergers and Acquisitions

•      Leading Cultural Change

James D. McFarland has more than 43 years’ experience in the oil and gas industry. He currently serves as President, Chief Executive Officer, director and co-founder of Valeura Energy Inc., a TSX listed issuer. Prior to this position, he served as President, Chief Executive Officer, director and co-founder of Verenex Energy Inc. which was sold to the Libyan Investment Authority in December 2009. He has served in senior executive roles as Managing Director of Southern Pacific Petroleum N.L. in Australia, President and Chief Operating Officer of Husky Oil Limited and in a wide range of upstream and corporate functions in an earlier 23-year career with Imperial Oil Limited and other ExxonMobil affiliates in Canada, the United States and western Europe. He is also a past director of Aventura Energy Inc., Vermilion Energy Trust and Vermilion Resources Ltd.

Mr. McFarland is a member of the Association of Professional Engineers and Geoscientists of Alberta, the Society of Petroleum Engineers International, the Institute of Corporate Directors and the Program Committee of the World Petroleum Council. Mr. McFarland received a Bachelor of Science in Chemical Engineering from Queen’s University and a Master of Science in Petroleum Engineering from the University of Alberta and completed the Executive Development Program at Cornell University. In 2003, he was awarded the Australian Centenary Medal for outstanding service through business and commerce. At present, Mr. McFarland serves as a director of MEG Energy Corp. and Valeura Energy Inc., both TSX listed issuers.

Board/Committee Membership for 2015	2015 Attendance(8)(10)			2015 Attendance (Total)			Value of Total Compensation Reported in 2015(9)
Board	13 of 13			100%			$175,250
Audit and Risk	4 of 4
Compensation	1 of 1
Reserves	2 of 2
Securities Held
Date	Holdings(4)			Market Value(5)			Min. Share Ownership Requirement as at April 29, 2016(7)	Meets Requirement
	Common Shares	Share-Based Awards(6)	Total	Common Shares	Share-Based Awards(6)	Total
April 29, 2016	29,898	199,773	229,671	$61,590	$411,532	$473,122	$405,000	Yes
December 31, 2015	29,898	99,088	128,986	$30,496	$101,070	$131,566
December 31, 2014	27,628	67,271	94,899	$101,118	$246,212	$347,330
December 31, 2013	25,347	48,382	73,729	$166,530	$317,870	$484,400
Board Experience – Other Public Board Directorships
Present Boards:				Past Boards (last five years):
• MEG Energy Corp.				• n/a
• Valeura Energy Inc.
Public Board Interlocks
None
Voting Results of 2015 Annual Meeting			Votes For:		Votes Withheld			Total Votes Cast:
Number of Votes			219,649,807		7,905,154			227,554,961
Percentage of Votes			96.53%		3.47%			100%

12	MANAGEMENT INFORMATION CIRCULAR

A. TERENCE POOLE

	Age: 73 Calgary, Alberta, Canada Director since: 2005(1) Independent Areas of Expertise: • Accounting • Financial Acumen • Major Projects • Management • Corporate Development

Terry Poole received a Bachelor of Commerce degree from Dalhousie University and holds a Chartered Professional Accountant designation. Mr. Poole brings extensive senior financial management, accounting, capital and debt market experience to the Corporation.

Mr. Poole retired from Nova Chemicals Corporation in 2006 where he had held various senior management positions including Executive Vice President, Corporate Strategy and Development.

Mr. Poole currently serves on the board of directors of Methanex Corporation.

Board/Committee Membership for 2015	2015 Attendance(8)(10)				2015 Attendance (Total)			Value of Total Compensation Reported in 2015(9)
Board	13 of 13				100%			$198,000
Audit and Risk (Chair)	4 of 4
Compensation	3 of 3
Securities Held
Date	Holdings(4)			Market Value(5)			Min. Share Ownership Requirement as at April 29, 2016(7)	Meets Requirement
	Common Shares	Share-Based Awards(6)	Total	Common Shares	Share-Based Awards(6)	Total
April 29, 2016	90,000	243,221	333,221	$185,400	$501,035	$686,435	$405,000	Yes
December 31, 2015	90,000	133,726	223,726	$91,800	$136,401	$228,201
December 31, 2014	90,000	99,084	189,084	$329,400	$362,647	$692,047
December 31, 2013	80,000	77,817	157,817	$525,600	$511,258	$1,036,858
Board Experience – Other Public Board Directorships
Present Boards:					Past Boards (last five years):
• Methanex Corporation					• n/a
Public Board Interlocks
None
Voting Results of 2015 Annual Meeting			Votes For		Votes Withheld			Total Votes Cast
Number of Votes			217,312,148		10,242,812			227,554,960
Percentage of Votes			95.50%		4.50%			100%

PENGROWTH ENERGY CORPORATION MANAGEMENT INFORMATION CIRCULAR	13

JAMIE C. SOKALSKY

	Age: 58 Toronto, Ontario, Canada Director since: 2015 Independent Areas of Expertise: • Accounting • Financial Acumen • Major Projects • Management • Senior Executive

Mr. Sokalsky has over 30 years of senior executive experience in a wide range of areas including finance, capital markets, corporate strategy, project development, acquisitions and divestitures. Mr. Sokalsky’s career centered primarily within the mining and resources sector, where he held various executive roles with Barrick Gold Corp (TSX and NYSE: ABX), including Chief Financial Officer and most recently, as President and Chief Executive Officer. During his tenure at Barrick, he was instrumental in instituting a company-wide portfolio optimization program, as well as the implementation of value enhancing initiatives, including, an enhanced focus on cost reduction, improved rates of return, free cash flow and capital allocation, as well as strengthening the company’s balance sheet.

Mr. Sokalsky is currently the Chairman of Probe Metals Inc.; a TSX-V listed issuer.

Mr. Sokalsky holds a Bachelor of Commerce degree (Honors) from Lakehead University and also holds a Chartered Professional Accountant designation.

Board/Committee Membership for 2015(11)	2015 Attendance (#)(10)11)			2015 Attendance (Total) (11)			Value of Total Compensation Reported in 2015(11)
Board	10 of 10			100%			$153,167
Audit and Risk	3 of 3
Reserves	2 of 2
Securities Held
Date	Holdings(4)			Market Value(5)			Min. Share Ownership Requirement as at April 29, 2016(7)	Meets Requirement
	Common Shares	Share-Based Awards(6)	Total	Common Shares	Share-Based Awards(6)	Total
April 29, 2016	-	124,312	124,312	-	$256,083	$256,083	$405,000	On Track
December 31, 2015	-	23,627	23,627	-	$24,100	$24,100
Board Experience – Other Public Board Directorships
Present Boards:				Past Boards (last five years):
• Agnico Eagle Mines Limited				• Barrick Gold Corporation
• Probe Metals Inc.				• Equinox Minerals Limited
• Royal Gold Inc.				• Probe Mining Limited
Public Board Interlocks
None
Voting Results of 2015 Annual Meeting			Votes For		Votes Withheld			Total Votes Cast
Number of Votes			222,089,278		5,499,682			227,588,960
Percentage of Votes			97.58%		2.42%			100%

14	MANAGEMENT INFORMATION CIRCULAR

D. MICHAEL G. STEWART

Age: 64

Calgary, Alberta, Canada

Director since: 2006 (1)

Independent

Areas of Expertise:

•  Oil and Gas

•  Financial Acumen

•  Major Projects

•  Management

•  Business Development

•  Compensation

•  Government Relations

Michael Stewart is a corporate director and currently serves on the boards of directors and various board committees of TransCanada Corporation and its subsidiary, TransCanada PipeLines Limited and Canadian Energy Services & Technology Corp. He has held a variety of senior executive positions in the Canadian energy industry over the past 40 years, the most recent being Executive Vice President, Business Development of Westcoast Energy Inc. (energy infrastructure, services and utilities; 1998 – 2002).

Mr. Stewart graduated from Queen’s University, Kingston, Ontario in 1973 with a Bachelor of Science (First Class Honours) in Geological Sciences. He is a member of the Institute of Corporate Directors and the Association of Professional Engineers and Geoscientists of Alberta (non-practicing).

Board/Committee Membership for 2015	2015 Attendance(8)			2015 Attendance (Total)			Value of Total Compensation Reported in 2015(9)
Board	13 of 13			100%			$186,250
Compensation (Chair)	4 of 4
Governance	4 of 4
Securities Held
Date	Holdings(4)			Market Value(5)			Min. Share Ownership Requirement as at April 29, 2016(7)	Meets Requirement
	Common Shares	Share-Based Awards(6)	Total	Common Shares	Share-Based Awards(6)	Total
April 29, 2016	65,809	235,107	300,916	$135,567	$484,320	$619,887	$405,000	Yes
December 31, 2015	65,809	134,422	200,231	$67,125	$137,110	$204,236
December 31, 2014	60,250	99,722	159,972	$220,515	$364,983	$585,498
December 31, 2013	55,261	78,408	133,669	$363,065	$515,141	$878,205
Board Experience – Other Public Board Directorships
Present Boards:					Past Boards (last five years):
• Canadian Energy Services & Technology Corp.					• C&C Energia Ltd.
• TransCanada Corporation and its subsidiary TransCanada PipeLines Limited
Public Board Interlocks
None
Voting Results of 2015 Annual Meeting			Votes For		Votes Withheld			Total Votes Cast
Number of Votes			221,341,358		6,247,601			227,588,959
Percentage of Votes			97.25%		2.75%			100%

Notes:

(1)     The period of service of each Director includes, where applicable, service as a Director of Pengrowth Corporation, a predecessor of ours.

(2)     Mr. Evans is not a member of any committee but was requested by the Chair of each committee to attend the meetings of such committees. At each such meeting, the members of the committee, all of whom are independent, also met without Mr. Evans.

(3)     Reflects the compensation received by Mr. Evans in his role as our President and Chief Executive Officer in 2015. Mr. Evans did not receive any fees for serving as a Director in 2015.

(4)     All information relating to securities held, not being known to us, has been provided by the respective nominees to the Board. Information is current as at December 31, 2013, December 31, 2014, December 31, 2015 and April 29, 2016, respectively, and includes Common Shares issued and issuable on the reinvestment of dividends as at December 31, 2013, December 31, 2014 and December 31, 2015, respectively but omits ESOP purchases between December 31, 2015 and April 29, 2016.

(5)     Market Value of Common Shares, DEUs, DSUs, Phantom DSUs, RSUs and PSUs has been calculated by multiplying the number of Common Shares, DEUs, DSUs, Phantom DSUs, RSUs and PSUs held by $2.06, $1.02, $3.66 and $6.57, as applicable, which were the closing prices of the Common Shares on the TSX on April 29, 2016, December 31, 2015, December 31, 2014 and December 31, 2013, respectively, and assuming the 100% vesting of RSUs and minimum (0% or 50% as the case may be) performance (unless already earned at the respective year end) for PSUs held by Derek Evans. All DEUs, DSUs and Phantom DSUs held by the independent Directors vest immediately upon issuance and are exercisable only when a Director ceases to be a Director for any reason.

(6)     Share-based awards includes all DEUs, DSUs, Phantom DSUs, RSUs and PSUs granted assuming 100% vesting and minimum performance (0% or 50% as the case may be) for PSUs (unless already earned) and includes Common Shares issued and issuable on the reinvestment of dividends as at December 31, 2013, December 31, 2014, December 31, 2015 and April 29, 2016, respectively but omits ESOP purchases between December 31, 2015 and April 29, 2016.

(7)     Our minimum share ownership requirements for non-executive Directors is share and share equivalent ownership within three years of appointment equal to no less than $405,000 ($735,000 for the Chair of the Board), being three times a Director’s base retainer ($35,000 ($95,000 for the Chair of the Board)) and Phantom DSU entitlement ($100,000 ($150,000 for the Chair of the Board)). The minimum share ownership guideline for Mr. Evans, our President and Chief Executive Officer, is three times his base salary. Once the requirement has been met, a Director will not fail to meet the requirement simply because of a reduction in the price of the Common Shares. As of April 29, 2016, each of the Directors was in compliance with, or on track to be in compliance with, the Common Share ownership requirement.

(8)     Does not reflect attendance by individual Directors at meetings of committees on which they do not formally serve. Several Directors did attend such meetings in 2015 as guests.

(9)     This amount represents all cash (including travel fees) and DSU (including Phantom DSUs) compensation paid to each Director but does not include any reinvested dividends or reimbursement of expenses.

PENGROWTH ENERGY CORPORATION MANAGEMENT INFORMATION CIRCULAR	15

(10)        The following changes to the Board’s committees became effective as of June 23, 2015:

a.                Ms. Byl joined the Compensation Committee;

b.                Mr. McFarland joined the Compensation Committee and ceased being a member of the Reserves Committee;

c.                Mr. Poole ceased being a member of the Compensation Committee

d.                Mr. Sokalsky joined the Reserves Committee; and

e.                Mr. Zaozirny ceased being a member of the Compensation Committee.

(11)        Mr. Sokalsky was appointed to the Board and the Audit and Risk Committee effective April 14, 2015.

(12)        Numbers may not add due to rounding.

All of our Directors, with the exception of Derek Evans, our President and CEO, are independent. Mr. Evans does not sit on any of our Board committees but does attend all committee meetings by invitation. An in-camera session of only independent Directors is held at every Board and committee meeting. The following table summarizes the current committee make-up of our Board:

Committees
	Audit	Compensation	Governance	Reserves
Independent
John B. Zaozirny (Chairman of the Board)			√
Margaret L. Byl		√		√
Wayne K. Foo			√	Chair
Kelvin B. Johnston		√		√
James D. McFarland	√	√
Michael S. Parrett	√		Chair
A. Terence Poole	Chair
Jamie C. Sokalsky	√			√
D. Michael G. Stewart		Chair	√
Non-Independent
Derek W. Evans

Anticipated Changes Following the Meeting

Assuming all of our Director nominees are re-elected at the Meeting, Kelvin B. Johnston will be Chair of our Board immediately following the Meeting and we anticipate our Board committees to be comprised as follows:

Committees
	Audit	Compensation	Governance	Reserves
Independent
Margaret L. Byl		√		√
Wayne K. Foo			√	Chair
Kelvin B. Johnston (Chairman of the Board)			√	√
James D. McFarland	√	Chair
A. Terence Poole	Chair
Jamie C. Sokalsky	√			√
D. Michael G. Stewart		√	Chair
Non-Independent
Derek W. Evans

Length of Tenure of Nominee Directors

Collectively, the eight nominees proposed have 49 years of experience on our Board and an average tenure of 6.13 years.

We believe that the nominees proposed bring a healthy mix of deep knowledge of the Corporation and fresh perspectives.

Directors Serving Together

None of the proposed Directors have served together as directors on any outside boards during the Corporation’s most recent fiscal year.

16	MANAGEMENT INFORMATION CIRCULAR

Cease Trade Orders, Bankruptcies, Etc.

None of the proposed Directors is, or has been in the last ten years, a director, chief executive officer or chief financial officer of any company that: (i) was subject to a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation for a period of more than 30 consecutive days that was issued while the proposed Director was acting in that capacity; or (ii) was subject to such an order that was issued after the proposed Director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in such a capacity.

None of the proposed Directors is, or has been in the last ten years, a director or executive officer of any company that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver-manager or trustee appointed to hold its assets.

None of the proposed Directors has, within the last ten years, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver-manager or trustee appointed to hold their assets.

The Board and management believe the nominees are well qualified to serve as Directors, and all nominees have confirmed their eligibility and willingness to serve. We know of no reason why a nominee would be unavailable for election. However, if a nominee is not available to serve at the time of the Meeting, the Directors named in the proxy will vote for a substitute if the Board chooses one.

Penalties or Sanctions

To the knowledge of the Corporation, no proposed nominee for election as a Director of the Corporation (nor any personal holding company of any of such persons) has been subject to: (a) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or (b) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable Shareholder in deciding whether to vote for such proposed nominee.

PENGROWTH ENERGY CORPORATION MANAGEMENT INFORMATION CIRCULAR	17

DIRECTOR COMPENSATION

Our Board, through its Corporate Governance and Compensation committees, is responsible for the development and implementation of our strategy with respect to the compensation of the non-executive Directors. The main objectives of our compensation strategy for non-executive Directors are: to align Directors’ interests with those of Shareholders; to attract and retain the services of the most qualified individuals; and to fairly and competitively compensate the non-executive Directors in a manner that is commensurate with the risks and responsibilities assumed in Board and committee membership. We set our target pay for Directors at the median level of our peer group. To determine median compensation, we review publicly available information on our peers and, periodically, engage independent external advisors.

			2014	2015

ANNUAL BOARD RETAINERS	Chair Premium(1)
		Cash	$60,000	$60,000
		Equity	$50,000	$50,000

	Directors
		Cash	$35,000	$35,000
		Equity	$100,000	$100,000

ANNUAL COMMITTEE RETAINERS	Audit and Risk
		Chair Premium(1)	$20,000	$20,000
		Member	$10,000	$10,000
	Compensation
		Chair Premium(1)	$15,000	$15,000
		Member	$5,000	$5,000
	Governance
		Chair Premium(1)	$10,000	$10,000
		Member	$5,000	$5,000
	Reserves
		Chair Premium(1)	$10,000	$10,000
		Member	$5,000	$5,000

MEETING FEES	Attendance		$1,500	$1,500
	Travel		$1,500	$1,500

Note:

(1)             Chair Premium is paid in addition to regular director or committee member fee.

Annual DSU grants are made in March of each year and, as of 2014, are made in the form of phantom DSUs which are granted at the same price per unit as the annual company-wide LTIP grants. Annual cash retainers for membership on the Board and any of the standing committees are paid to Directors quarterly and are pro-rated for partial service. The Chairman of the Board and Chair of each Board committee receives an additional annual retainer. The same fees are paid for attending meetings in person or by conference call. A travel allowance of $1,500 is paid whenever a Director travels outside of his or her home province, or travels more than a total of three hours round trip to attend a Directors’ meeting. Prior to 2014, our non-executive Directors were also compensated through the granting of DSUs within the LTIP. DSUs granted to Directors do not have vesting or performance requirements and are released only following the individual ceasing to be a Director of the Corporation. Commencing in 2014, non-executive Directors no longer receive DSU grants but instead receive cash-settled Phantom DSUs which essentially have all of the same terms as our DSUs previously issued but for the share settlement provisions. The following is a schedule of annual cash retainers and meeting fees paid to our non-executive Directors for 2015:

18	MANAGEMENT INFORMATION CIRCULAR

			Zaozirny	Byl	Foo	Johnston	McFarland	Parrett	Poole	Sokalsky(1)	Stewart, B.(2)	Stewart, M.

ANNUAL BOARD RETAINERS(4)	Chair Premium	$60,000	$57,000
	Director	$35,000	$33,250	$33,250	$33,250	$33,250	$33,250	$33,250	$33,250	$24,500	$17,500	$33,250

ANNUAL COMMITTEE RETAINERS(3)(4)	Audit and Risk
	Chair Premium	$20,000							$19,000
	Member	$10,000					$9,500	$9,500	$9,500	$7,000	$5,000
	Compensation
	Chair Premium	$15,000										$14,250
	Member	$5,000	$2,500	$2,250		$4,750	$2,250		$2,500			$4,750
	Governance
	Chair Premium	$10,000						$9,500
	Member	$5,000	$4,750		$4,750			$4,750				$4,750
	Reserves
	Chair Premium	$10,000			$9,500
	Member	$5,000		$4,750	$4,750	$4,750	$2,500			$2,250	$2,500

MEETING FEES	Attendance	$1,500	$27,750	$24,750	$29,250	$29,250	$27,750	$29,250	$27,750	$20,250	$13,500	$29,250
	Travel	$1,500						$7,500	$6,000	$7,500	$4,500

TOTAL CASH COMPENSATION	2015		$125,250	$65,000	$81,500	$72,000	$75,250	$93,750	$98,000	$61,500	$43,000	$86,250
	2014		$133,500	$6,333	$82,000	$70,500	$75,500	$99,000	$100,000	Nil	$78,500	$87,000

Notes:

(1)             Mr. Sokalsky joined our Board on April 14, 2015 and, accordingly, received a prorated annual retainer.

(2)             Mr. Barry Stewart retired from our Board and all committees on June 23, 2015 and, accordingly, received a prorated annual retainer.

(3)             The following changes to the Board’s committees were effected in 2015:

a.                Ms. Byl and Mr. McFarland joined the Compensation Committee effective June 23, 2015;

b.                Mr. Poole and Mr. Zaozirny ceased being members of the Compensation Committee effective June 23, 2015;

c.                Mr. Sokalsky joined the Audit and Risk Committee effective April 14, 2015 and the Reserves Committee effective June 23, 2015; and

d.                Mr. McFarland ceased being a member of the Reserves Committee effective June 23, 2015.

(4)             Certain one-time/temporary downward adjustments were made in 2015 to Directors’ compensation to reflect the volatile commodity price environment and resultant significant increase in the frequency of Board update meetings.

In addition to the above, all non-executive Directors are reimbursed for reasonable out-of-pocket expenses they incur in the execution of their roles as Director.

In 2015, there were 13 meetings of the Board. There were also four meetings of the Audit and Risk Committee, four meetings of the Corporate Governance Committee, four meetings of the Compensation Committee and four meetings of the Reserves, Health, Safety and Environment Committee (the “Reserves Committee”). For details of the Directors’ attendance at each of the meetings of the Board and its committees, please see Appendix 1 to this Circular.

DIRECTOR COMPENSATION TABLE

The following table sets forth all amounts of compensation provided to the Directors for the Corporation’s two most recently completed financial years:

	2015		TOTAL COMPENSATION
	Cash Fees Earned	Common Share- Based Awards(1)	2015	2014
Derek W. Evans	Mr. Evans does not receive any compensation for service as a Director
John B. Zaozirny	$125,250	$150,000	$275,250	$283,500
Margaret L. Byl	$65,000	$100,000	$165,000	$31,333
Wayne K. Foo	$81,500	$100,000	$181,500	$182,000
Kelvin B. Johnston	$72,000	$100,000	$172,000	$170,500
James D. McFarland	$72,250	$100,000	$172,250	$175,500
Michael S. Parrett	$93,750	$100,000	$193,750	$199,000
A. Terence Poole	$98,000	$100,000	$198,000	$200,000
Jamie C. Sokalsky(2)	$61,500	$91,667	$153,167	-
Barry D. Stewart(3)	$43,000	$33,333	$76,333	$178,500
D. Michael G. Stewart	$86,250	$100,000	$186,250	$187,000

Notes:

(1)             The value of Phantom DSUs granted is based on a valuation price (equal to market price) at the time of grant of $4.08 per Phantom DSU ($4.09 in respect of the grant to Mr. Sokalsky). The actual benefit received from the Phantom DSU grant is subject to additional Phantom DSUs received upon the reinvestment of notional dividends and future market prices.

(2)             Mr. Sokalsky joined the Board on April 14, 2015 and received a pro-rated Phantom DSU grant based on an annual grant date of March 1st.

(3)             Mr. B. Stewart retired from the Board on June 23, 2015 and, accordingly, received a pro-rated Phantom DSU grant.

In 2015, an aggregate of 238,918 Phantom DSUs were granted to the non-executive Directors.

PENGROWTH ENERGY CORPORATION MANAGEMENT INFORMATION CIRCULAR	19

INCENTIVE PLAN AWARDS FOR DIRECTORS

The significant terms of awards to Directors, including non-equity incentive plan awards issued or vested during 2015, or outstanding at year end are described under “Compensation Discussion and Analysis – Compensation Elements – Long Term Incentive Plan”.

OUTSTANDING COMMON SHARE-BASED AWARDS AND RIGHTS-BASED AWARDS

The following table sets forth for each Director all awards outstanding at the end of the most recently completed financial year, including awards granted before the most recently completed financial year.

	Option/Right-Based Awards				Common Share-Based Awards
	Number of Securities Underlying Unexercised Options/Rights	Option/Right Exercise Price	Option/Right Expiration Date	Value of Unexercised in- the-money Options/Rights	Number of Common Shares that have not Vested	Market/Payout Value of Common Share- based Awards that have not Vested	Market/Payout Value of Vested Common Share- based Awards, Not Paid Out or Distributed(2)
Derek W. Evans(1)	Mr. Evans does not receive any compensation for service as a Director
John B. Zaozirny	-	-	-	-	-	-	$230,945
Margaret L. Byl	-	-	-	-	-	-	$33,331
Wayne K. Foo	-	-	-	-	-	-	$134,028
Kelvin B. Johnston	-	-	-	-	-	-	$75,976
James D. McFarland	-	-	-	-	-	-	$101,070
Michael S. Parrett	-	-	-	-	-	-	$143,060
A. Terence Poole	-	-	-	-	-	-	$136,401
Jamie C. Sokalsky(3)	-	-	-	-	-	-	$24,100
D. Michael G. Stewart	-	-	-	-	-	-	$137,110

Notes:

(1)             Mr. Evans’ outstanding option and Common Share-based holdings are summarized under “Compensation for the Named Executive Officers: Outstanding Common Share-Based Awards” below.

(2)             Value based on a $1.02 per Common Share market price at the close of business on December 31, 2015.

(3)             Mr. Sokalsky joined the Board on April 14, 2015 and received a pro-rated Phantom DSU grant based on an annual grant date of March 1st.

INCENTIVE PLAN AWARDS – VALUE VESTED OR EARNED DURING THE YEAR

The following table sets forth details of the value vested or earned by each Director during the most recently completed financial year for each incentive plan award.

	Option/Right-Based Awards Value Vested During Year	Common Share-Based Awards Value Vested During Year(1)	Non-Equity Incentive Plan Compensation Value Earned During Year
Derek W. Evans(2)	Mr. Evans does not receive any compensation for service as a Director
John B. Zaozirny	-	$194,934	-
Margaret L. Byl	-	$104,227	-
Wayne K. Foo	-	$125,705	-
Kelvin B. Johnston	-	$113,321	-
James D. McFarland	-	$118,675	-
Michael S. Parrett	-	$127,631	-
A. Terence Poole	-	$126,209	-
Jamie C. Sokalsky(3)	-	$94,172
Barry D. Stewart(4)	-	$40,940	-
D. Michael G. Stewart	-	$126,361	-

Notes:

(1)             The value in this column is the sum of the value of Phantom DSUs granted in 2015 ($100,000 per Director and $150,000 for the Chairman of the Board) and the value of all additional notional DEUs, DSUs and Phantom DSUs in respect of dividends paid during the year or, in Mr. B. Stewart’s case, to the date of his retirement from our Board, as though such dividends were reinvested. The values were calculated by multiplying the number of securities by the market price at the time of grant/distribution.

(2)             Mr. Evans’ incentive plan awards vested and earned during the year are summarized under “Compensation for the Named Executive Officers: Incentive Plan Awards – Value Vested or Earned During the Year” below.

(3)             Mr. Sokalsky joined the Board on April 14, 2015 and received a pro-rated Phantom DSU grant of $91,667 based on an annual grant date of March 1st.

(4)             Mr. B. Stewart retired from the Board on June 23, 2015 and, accordingly, received a pro-rated Phantom DSU grant in 2015.

20	MANAGEMENT INFORMATION CIRCULAR

EXECUTIVE COMPENSATION

This part of our Circular describes how we pay our executive officers. We have divided it into the following sections:

REPORT FROM THE COMPENSATION COMMITTEE	22
COMPENSATION PHILOSOPHY AND OBJECTIVES	22
UNIQUE CHALLENGES FACED IN 2015	23
STRATEGIC TRANSFORMATION	24
PAYING COMPETITIVELY	24
ALIGNMENT WITH SHAREHOLDERS	25
EVALUATING & REWARDING 2015 PERFORMANCE	25
CEO PERFORMANCE AND COMPENSATION	26
RISK ASSESSMENT	28
OPEN COMMUNICATIONS	29
COMPENSATION DISCUSSION AND ANALYSIS (“CD&A”)	30
NAMED EXECUTIVE OFFICERS (“NEOS”)	30
MANDATE AND COMPOSITION OF THE COMPENSATION COMMITTEE	30
EXECUTIVE COMPENSATION – RELATED FEES	30
COMPENSATION APPROVAL PROCESS	30
COMPENSATION MIX	31
NEO INCENTIVE SUMMARY	31
2015 PEER GROUPS	31
COMPENSATION ELEMENTS	33
EXECUTIVE COMPENSATION BREAKDOWN: FIXED VS. PERFORMANCE BASED “AT RISK” COMPENSATION	39
BENEFITS AND PERQUISITES	40
SHARE OWNERSHIP PLAN	40
SHARE OWNERSHIP GUIDELINES	40
CLAWBACK POLICY	41
NO HEDGING/DERIVATIVE SECURITIES POLICY	41
STATEMENT OF EXECUTIVE COMPENSATION	41
SUMMARY COMPENSATION TABLE	44
OUTSTANDING COMMON SHARE-BASED AWARDS	44
INCENTIVE PLAN AWARDS – VALUE VESTED OR EARNED DURING THE YEAR	45
EMPLOYMENT CONTRACTS AND CHANGE OF CONTROL ARRANGEMENTS	45
TSX SHARE PRICE PERFORMANCE	47
COMMON SHARES ISSUABLE FROM TREASURY	47
DIRECTORS’ AND OFFICERS’ LIABILITY INSURANCE	47

PENGROWTH ENERGY CORPORATION MANAGEMENT INFORMATION CIRCULAR	21

REPORT FROM THE COMPENSATION COMMITTEE

The Compensation Committee (the “Compensation Committee”) assists the Board in overseeing the design and administration of key compensation and human resource policies including the compensation and employment arrangements of the President and Chief Executive Officer (the “CEO”) and the other members of the senior executive team.

The Compensation Committee comprises D. Michael G. Stewart (Chair), Margaret L. Byl, Kelvin B. Johnston and James D. McFarland. Each member of the Compensation Committee is an independent member of the Board and is knowledgeable about compensation design, administration and disclosure. All of the Compensation Committee members have served as senior executive officers and/or directors of numerous organizations. Each member’s biography can be found under “Information Concerning the Director Nominees”.

The Compensation Committee meets four to five times per year and follows a detailed annual workplan to ensure that the committee discharges the responsibilities delegated to it by the Board in the committee’s terms of reference.   The Committee utilizes information and analysis provided by management, industry compensation surveys in which Pengrowth participates and other publicly available reports and analyses on executive compensation matters.

Our focus during the past year has been on:

•      re-examining the design of our long term incentive compensation plan in light of criticism from a proxy advisory firm;

•      evaluating 2015 corporate performance and the personal performance of the CEO and the other members of the senior executive team;

•      completing an annual risk assessment of Pengrowth’s compensation programs;

•      benchmarking the compensation of the CEO and the senior executive team against the executive compensation peer group;

•      developing 2015 year end and 2016 compensation recommendations in light of the deterioration in the business environment impacting Pengrowth and its peers, and, in particular, the collapse in crude oil and ongoing weakness in natural gas prices;  and

•      reducing overall compensation to reflect the new low commodity price environment in which the Corporation is operating.

COMPENSATION PHILOSOPHY AND OBJECTIVES

Pengrowth’s compensation program continues to have the following objectives:

•      compensate competitively with the market to attract and retain the talented individuals required to operate the enterprise efficiently and execute our strategic plan;

•      ensure alignment of our compensation strategy and our short and longer term incentive compensation programs with our strategic plan and the interests of Shareholders; and

•      reward both corporate and personal performance.

Over the past seven years, the Compensation Committee and the Board of Directors have taken a deliberate approach to the design of our longer term incentive compensation program to ensure that we had and retained the right senior executive team to undertake and complete the strategic transformation described below.

All of our employees have some portion of their compensation “at risk”; tied to both individual and corporate performance. The proportion of total compensation which is tied to corporate performance increases as the level and scope of responsibilities increase.

The key elements of our compensation program reflect our pay for performance philosophy and are depicted in the table below:

	TOTAL DIRECT COMPENSATION			+	INDIRECT COMPENSATION
PROGRAM	Base Salary	Annual Bonus (“STIP”)	Long Term Incentives (“LTIP”)		Employee Share Ownership, Group Benefit and Perquisite Programs
PURPOSE	Compensates executives for foundational leadership and management skills and the degree of accountability inherent in their roles	Rewards executives for their contribution to the achievement of annual financial and non-financial goals	Rewards executives for creating sustained shareholder value and for achieving specific performance objectives		Aligns interests with shareholders and invests in employee health and well-being
TARGETED % OF TOTAL COMPENSATION RECEIVED PERFORMANCE PERIOD	CEO – 20% CFO – 23% SVPs – 28%	CEO – 20% CFO – 18% SVPs – 17%	CEO – 60% CFO – 59% SVPs – 55%		-
	-	1 year	3 years		-

22	MANAGEMENT INFORMATION CIRCULAR

UNIQUE CHALLENGES FACED IN 2015

2015 was an unprecedentedly difficult year for the oil and gas industry globally and Pengrowth was not immune. Specific challenges faced and the actions taken by management, the Corporation and the Board are described below:

Challenges Faced

•      Significant drop in world oil prices resulting in a 30.47% drop in WTI from US$53.27 per barrel of oil (“bbl”) on December 31, 2014 to US$37.04/bbl on December 31, 2015.

•      Significant drop in natural gas prices resulting in a 9.23% drop in AECO from $2.71 per MMBtu on January 1, 2015 to $2.46 per MMBtu on December 31, 2015.

•      Dramatic decrease in the profitability of new capital investments and a consequent decrease in the capital being invested into the sector.

•      16.03% drop in the value of the Canadian dollar relative to the US dollar from $1.00:US$0.8605 on January 1, 2015 to $1.00:US$0.7225 on December 31, 2015 thereby increasing the Canadian dollar equivalent amount of our U.S. dollar denominated debt.

•      Significant share price decline and the need to first reduce and then eliminate our dividend thereby significantly reducing TSR.

Actions Taken

•      30% reduction in workforce in 2015 including six officers (five net as one non-executive employee was promoted to Senior Vice President).

•      80% reduction in capital spending from 2014.

•      Delay of the second commercial phase of our Lindbergh project by at least one year.

•      52% reduction in dividend paid per share year over year and, on January 20, 2016, the outright suspension of our dividend.

•      A significant reduction in the annual bonus award (“STIP”) for 2015 performance to reflect very disappointing TSR performance notwithstanding the otherwise strong operational results achieved against the 2015 corporate scorecard.

•      A significant decrease in the aggregate amount of the 2016 LTIP grant by removing prior year corporate and individual performance multipliers from the annual LTIP grant calculation.

•      Salary freeze put in place for 2015 and continuing in 2016.

•      0 - 200% performance factor range instituted for all PSUs granted to officers in 2015 and all recipients of PSUs in 2016.

•      75% decrease in corporate contribution to employee savings plan commencing April 1, 2016.

Overall Impact

The overall impact of the actions taken as noted above has been substantial. The Corporation’s cash G&A in 2016 is expected to be approximately 25% lower than 2015. With the STIP reduction, the average employee’s annual cash compensation was 11.5% below targeted total cash compensation (base plus STIP) for 2015. The CEO’s and NEOs’ (as a group, including the CEO) actual compensation for 2015 were 60% and 56% below targeted total direct compensation, respectively, primarily as a result of the reduction of the 2015 annual bonus paid, despite very solid corporate scorecard performance (1.6), and a 0% (50% for non-officers) multiplier applied to 2015 PSUs for 2015 performance. Not included in this calculation is the additional impact of 52% and 50% multipliers applied to 2013 and 2014 PSUs for 2015 performance, respectively.

PENGROWTH ENERGY CORPORATION MANAGEMENT INFORMATION CIRCULAR	23

The following table illustrates the significant decrease in actual 2015 compensation received by NEOs in 2015 from the targeted value.

“Targeted Compensation” in the above table is based on 2015 base salary, annual bonus at 100% of target value and 2015 LTIP reflected at 100% of target value. Targets are based on lagging industry competitive data. See page 31 “NEO Incentive Summary” for STIP and LTIP targets for NEOs.

“Actual Compensation” in the above table reflects: (i) 2015 base salary, (ii) 2015 bonus paid out at 25% of target level and (iii) year end value of 2015 LTIP with a 0% performance factor for the first 25% of 2015 PSUs granted to officers which expired based on 2015 relative performance and year end share price of $1.02/share and the 75% balance of 2015 PSUs at target.

STRATEGIC TRANSFORMATION

Over the past seven years, Pengrowth has undertaken a significant shift in strategic focus. Prior to June 30, 2009, the Corporation was structured as a trust, which was externally managed by the founding group of the trust, with an emphasis on acquiring assets and distributing the majority of cash flow to unit holders. The trust was converted to a corporate entity at the end of 2010. Since then, the Corporation has operated as a dividend-paying, exploration and production company.

Pengrowth has rationalized its asset base and disposed of more than $1.4 billion in non-core assets. Cash flow from existing conventional operations was used to sustain our dividend through the end of 2014 and to fund the development of the first commercial phase of the Lindbergh project. Apart from Lindbergh, capital expenditures have been focussed on exploiting the assets with the highest rates of return and best recycle ratios to ensure sustainable operations. This plan was undertaken with the understanding that Pengrowth’s cash flow and financial flexibility was going to be stretched and our conventional production and reserve base would shrink until the first commercial phase of Lindbergh was brought on production.

During the course of 2014, the investor community appeared to begin to recognize that Pengrowth’s management was delivering on our strategic plan but, for the most part, had adopted a “wait and see” attitude to see if Lindbergh’s promised production would materialize and Pengrowth’s financial leverage could be successfully managed. The concerns over the balance sheet were magnified by the collapse in crude oil prices in the latter part of 2014 and contributed to the -65% total shareholder return for 2015.

PAYING COMPETITIVELY

Notwithstanding the financial pressures facing Pengrowth and the sector, the Committee and the Board of Directors remains committed to paying competitively.  Each year, the peer groups for executive compensation and corporate performance benchmarking purposes are reviewed to ensure such are an appropriate reflection of the market.

For 2015 PSU corporate performance assessment purposes, for measuring relative TSR, the Compensation Committee approved a revised peer group of 36 mid-cap exploration and production companies (see page 32) that are considered to be a close match within Pengrowth’s competitive environment. This group represents a broad cross-section of companies comprising the TSX/S&P Capped Energy Index but excludes certain midstream, pipelines, oilfield services, internationally focused and integrated companies which are not directly comparable to or competitive with Pengrowth for business opportunities and equity capital.

For 2015 executive compensation purposes, the Compensation Committee approved a peer group of 12 companies (see page 31). Compensation data from these peers was used to benchmark base salary, and short and long term incentive target values for the executive team. Proxy data from publically traded peers is the primary data source for named executive officer (“NEO”) compensation comparisons.

Executive compensation benchmarking was undertaken in late 2015 and early 2016 as was extensive intelligence gathering on what Pengrowth’s peers were doing on the compensation front having regard for the significant deterioration in the business environment and, in particular, the collapse in crude oil and natural gas prices and the substantial weakening of the Canadian dollar.

24	MANAGEMENT INFORMATION CIRCULAR

After extensive deliberation, the Compensation Committee recommended and the Board approved the following approach:

•                  No increases in base salaries for 2015 or 2016.

•                  Paid out 2015 STIP at 25% of target (see below).

•                  Awarded 2016 LTIP without applying 2015 individual and corporate performance multipliers when determining grant value contrary to historic practice.

•                  Awarded 2016 LTIP in accordance with PSUs having a 0-200% performance band (see below).

ALIGNMENT WITH SHAREHOLDERS

The Compensation Committee and the Board pay careful attention to Shareholder feedback on executive compensation matters.  We have had an advisory “Say on Pay” vote at our annual meetings since 2013 with the votes cast in support of the Board’s approach to compensation being as follows:

2015 AGM (June 23, 2015) – 91% of shares voted, voted in favour

2014 AGM (June 24, 2014) – 89% of shares voted, voted in favour

2013 AGM (June 25, 2013) – 87% of shares voted, voted in favour

While the Compensation Committee and Board are pleased with this upward trend and strong support; we were concerned that one proxy advisory firm, Glass, Lewis & Co., LLC (“Glass Lewis”) expressed concern about the alignment of executive pay with corporate performance including the use of a 50% payout floor in the design of the LTIP PSU grants to officers in 2013 and 2014.

The Compensation Committee and the Board deliberately put a 50% floor in the PSUs granted to all employees in 2013 and 2014 and to non-officers in 2015 to provide a more effective retention mechanism in what was then a heated labour market and, in particular, given that Pengrowth was embarking on a significant multi-year strategic transformation. While we are firmly of the belief, and practice, that executive compensation must align with performance and reflect the Shareholder experience, we did not and still do not believe that Shareholder interests are best served by an overly volatile compensation structure that would result from an absolute correlation between executive compensation and total shareholder return (“TSR”) during a period of strategic transformation.

In 2015, as we were nearing the completion of our strategic transformation, it was thought to be appropriate to revert back to compensation structure where a higher proportion of executive compensation is at risk.  Accordingly, the Compensation Committee recommended and Board approved that the 2015 PSU grants for all officers of the Corporation incorporate a 0 - 200% payout range rather than the 50 - 150% used since 2012. In 2016, all PSUs granted were granted with a 0 - 200% performance band.

EVALUATING & REWARDING 2015 PERFORMANCE

Pengrowth’s 2015 Corporate Scorecard was comprised of a number of key performance indicators that were considered to be the key drivers to successful completion of Pengrowth’s business plan for the year. This set of quantitative and qualitative measures and targets was recommended by the CEO, reviewed by the Compensation Committee and approved by the Board early in 2015.

The measures were heavily weighted toward operational and financial results. Each of the measures in the 2015 Corporate Scorecard had a threshold level of performance (typically about 80% of the target level) which had to be reached for the measure to contribute to a payout (threshold achievement is a 0.5 performance factor). There is a target level of performance (performance factor of 1.0) on each element and a stretch level of performance (performance factor of 2.0) above threshold. To achieve a performance factor of 2.0, there must be a significant overachievement of the target. Between threshold and target performance, and between target and the stretch maximum, performance factors are graduated according to the performance level actually reached.

An assessment of 2015 performance against the 2015 Corporate Scorecard is shown on page 35.  The CEO recommended and the Committee and the Board accepted that: (i) notwithstanding the strong scorecard results (1.6) and the performance of Pengrowth’s team (individual performance factors below the Vice President level averaged 112% and averaged 132% at the Vice President level and above); but (ii) having regard for the very poor absolute TSR experienced by Pengrowth’s shareholders during 2015 (-65%/8th percentile); the current competitive and commodity price environment and industry expectations, the 2015 STIP payout for all eligible employees be a flat 25% of target award (with no adjustment for personal performance factors).

PENGROWTH ENERGY CORPORATION MANAGEMENT INFORMATION CIRCULAR	25

Total 2015 STIP awards were $2.4 million and compares to previous two years as follows:

	2015	2014	2013
STIP - Total
$ millions	2.4	12.1	14.0
% of Base Earnings	4.6	18.1	23.1
STIP - Senior Executive Team
Number of executives, including CEO	8	13	14
$ millions	0.4	2.6	3.4
% of Total STIP	16.8	21.7	24.3
STIP - CEO
$ millions	0.1	0.6	0.7
% of Total STIP	5.4	4.6	5.0
Annual Corporate Performance Factor	1.6	1.0	1.4

The Committee recommended, and the Board approved a substantially reduced LTIP grant for 2016 by not applying 2015 corporate or individual performance factors in calculating grant values. In 2016, $16.8 million of LTIP awards, of which $4.9 million were awarded to the Executive team (including the CEO ($1.6 million)) were granted.  This compares to previous two years as follows:

	2016 Award	2015 Award	2014 Award
LTIP – Total
$ millions	16.8	24.6	28.9
LTIP – Senior Executive Team
Number of executives, including CEO	8	13	14
$ millions	4.9	8.5	11.7
% of Total LTIP	29.3	34.6	40.5
LTIP – CEO
$ millions	1.6	1.7	2.2
% of Total LTIP	9.3	6.9	7.7

The 2016 LTIP awards were lower primarily as a result of no corporate or individual performance factors being applied to the grant calculation and five (net) fewer officers.

CEO PERFORMANCE AND COMPENSATION

In early 2015, the Board approved the CEO’s 2015 goals and objectives. These detailed goals and objectives were consistent with the strategic plan adopted by the Board and the 2015 Corporate Scorecard. These goals and objectives were organized around: leadership; strategy development and execution; operational and financial results; organizational capacity and corporate culture; financial stewardship, investor relations and community impact.

In early 2016, all of the Board members completed a formal assessment of the CEO’s performance in 2015.  Recognizing the results achieved under the 2015 Corporate Scorecard including the successful commencement of commercial operations at Lindbergh; the Compensation Committee assessed Mr. Evans’ personal performance for 2015 at “Exceeded expectations”.  This above average performance rating had no impact on the level of Mr. Evans’ 2015 STIP award (25% of target – the same as all other team members), nor his 2016 LTIP grant.

Mr. Evans was awarded $130,000 for 2015 STIP and $1.56 million in 2016 LTIP grants (50% RSUs/50% PSUs). These amounts represent 25% and 100% of target, respectively, and compares to the three previous years as follows:

Reported Compensation – President and Chief Executive Officer

Year	Base Salary(1)	STIP	LTIP(2)	Total Reported Direct Compensation
2016	$520,000	TBD	$1,560,000	TBD
2015	$520,000	$130,000	$1,684,800	$2,334,800
2014	$520,000	$558,000	$2,215,200	$3,293,200
2013	$500,000	$704,100	$1,770,000	$2,974,100

Notes:

(1)    As of March 1st.

(2)    Grant date value.

26	MANAGEMENT INFORMATION CIRCULAR

Mr. Evans’ pay package for 2016 is comprised of:

Base Salary:	$520,000 per annum (no change since 2014)
STIP Target Award:	100% of base salary (no change since 2012)
LTIP Target Award:	300% of base salary (no change since 2013 although no performance gross-up applied in 2016)

The CEO’s pay mix is heavily weighted to pay for performance with STIP and LTIP representing approximately 20% and 60% of his 2016 target compensation package, respectively.

The following table demonstrates the long term orientation of the Corporation’s executive compensation program by comparing the difference between the reported pay shown in the summary compensation table and the actual pay realized by the CEO since he joined Pengrowth in May 2009.

Year	Total Reported Compensation	Total Realized Compensation	Realized vs. Reported	Realized as a Percentage of Reported

2015	$2,488,057	$1,755,407	($732,650)	71%
2014	$3,591,732	$2,229,941	($1,361,791)	62%
2013	$3,347,784	$1,710,116	($1,637,668)	51%
2012	$2,335,909	$1,399,173	($936,736)	60%
2011	$2,127,093	$1,110,751	($1,016,342)	52%
2010	$1,965,337	$924,000	($1,041,337)	47%
2009	$1,370,654	$446,986	($923,668)	33%
			Average:	51%

Notes:

(1)     “Total Reported Compensation” is “Total Compensation” from the Summary Compensation Table and includes the grant date value of LTIP.

(2)     “Total Realized Compensation” is compensation actually received by the Chief Executive Officer during the year noted including salary, cash bonus (even when paid after year end), the vesting date value of previously granted LTIP (excluding the value of unvested awards) and all other compensation amounts realized during the year.

The table above shows that the CEO’s realized compensation is well below reported values as a result of an overall decline in Pengrowth’s share price since 2009 and the Corporation’s below median three year TSR performance for the awards vesting in: 2011, 2012, 2013, 2014 and 2015.

The CEO is required to own Common Shares (and equivalents) equal to three times his base salary. The following table depicts the CEO’s ownership of Common Shares. As at December 31, 2015, he had over $5.1 million invested in Common Shares and continues to increase his ownership via the purchase of Common Shares and the vesting of prior year LTIP awards. Mr. Evans has incurred an unrealized paper loss of over $4.3 million in the value of his equity ownership in Pengrowth as a result of the decline in the stock price. This equates to approximately 45% of his realized compensation (before tax) or 135% of his aggregate base salary earned (before tax) since he joined the organization in 2009.

		Total Cost of Shares Acquired During the Year		Aggregate Holdings as at December 31st

Year	Shares Acquired During the Year (net)	Market Purchases, ESOP and DRIP	On LTIP Exercise (net)	Number of Shares	Total Cost Base	Market Value(1)	Market Value vs. Cost Base

2015	188,871	$235,742	$366,781	792,046	$5,118,237	$807,887	($4,310,350)
2014	137,839	$531,511	$336,109	603,175	$4,515,714	-	-
2013	148,011	$363,439	$426,950	465,336	$3,648,094	-	-
2012	118,363	$544,345	$210,253	317,325	$2,857,705	-	-
2011	31,461	$358,687	-	198,962	$2,103,107	-	-
2010	12,121	$132,449	-	167,501	$1,744,420	-	-
2009	155,380	$1,611,971	-	155,380	$1,611,971	-	-

Note:

(1)      Based on a December 31, 2015 closing price on the TSX of $1.02.

PENGROWTH ENERGY CORPORATION MANAGEMENT INFORMATION CIRCULAR	27

The following chart illustrates that our CEO has continued to increase his ownership in the Corporation.

It is clear from the above that that the CEO’s compensation is closely aligned with the interests of Shareholders.

RISK ASSESSMENT

It is the view of the Compensation Committee that Pengrowth’s executive compensation program is appropriately structured and balanced and is in line with key issues of interest to Shareholders and regulators. In particular, (i) executive pay is tied to performance; (ii) total pay is in line with the executive compensation peer group; (iii) the pay mix for the CEO and the entire senior executive team reflects a significant amount of pay “at risk”; and (iv) the overall company risk profile is uncompromised by compensation structure.

The Compensation Committee conducts an annual review of Pengrowth’s alignment with the revised Executive Compensation Principles released by the Canadian Coalition of Good Governance (“CCGG”) in January 2013. A summary of the results of this review is included in Appendix 2 to this Circular.

The Compensation Committee and the Board is mindful of the need to balance risk and reward in executive compensation. While the CEO and his senior executive team clearly have a large proportion of their compensation at risk, the compensation structure and mix of short and long term rewards reinforces an appropriate level of risk taking behaviour and does not encourage sub-optimization or reward actions that could produce short term success at the cost of long term sustainable Shareholder results. Importantly, the Board monitors and reviews all significant capital expenditure and corporate performance against the approved strategic plan, annual budget, annual corporate scorecard and the CEO’s goals and objectives on a regular basis. In addition, certain safeguards have been built into our compensation program including: the imposition of caps on compensation payments which provide upper payout limits; multiple performance metrics; no weighting toward a single target (metric); an executive compensation clawback policy; no loans to or guarantees in favour of executive officers; an anti-hedging policy which ensures that officers and Directors cannot participate in speculative activity related to our Common Shares; and policies which limit authorities on expenditures.

Embedded in our overall compensation program are additional features that strengthen the links between the interests of our executive officers and those of our Shareholders. The following table outlines some of the practices that are described above and below in our “Compensation Discussion and Analysis”:

BEST PRACTICE FEATURES
What We Do	What We Don’t Do

✓     Share ownership guidelines for all officers

✓     Share ownership guidelines for Directors

✓     80% of CEO pay is at risk

✓     Performance based compensation (STIP and LTIP) is subject to clawback provisions

✓     Thorough assessment of performance each year

✓     A balanced compensation mix of both short and long term incentives

✓     Double trigger change of control provisions

✓     Limits placed on variable compensation to moderate volatility

✓     Annual “Say on Pay” vote

✗     Very limited perquisites, all with specific business rationale

✗     No retirement plans

✗     No transfer of LTIP (except in the case of death)

✗     No hedging in, or pledging of, Pengrowth securities permitted

✗     No extensions of LTIP grants and no increasing of the limits on insider participation or pool size without Shareholder approval

✗     No loans to purchase Pengrowth securities

In addition, included in Appendix 2 to this Circular, is a table illustrating the Corporation’s alignment with the CCGG’s revised Executive Compensation Principles.

After due consideration of the risk assessment, the Compensation Committee concluded that Pengrowth’s compensation program as currently designed does not encourage excessive risk taking and the compensation-related governance processes are more than adequate.

28	MANAGEMENT INFORMATION CIRCULAR

OPEN COMMUNICATIONS

We, as a Board, strive to provide our Shareholders and employees with complete and relevant information regarding our executive compensation program. We invite you to give us any feedback on our executive compensation disclosure which follows, and our compensation programs and overall employee compensation, via email addressed to the undersigned in care of our Corporate Secretary at corporate.secretary@pengrowth.com.

In conclusion, the Compensation Committee believes that Pengrowth’s compensation program is aligned with Shareholders’ interests and that we have a program that supports the execution of our strategic plan.

Submitted on behalf of the Compensation Committee of the Board.

D. Michael G. Stewart (Chair)

PENGROWTH ENERGY CORPORATION MANAGEMENT INFORMATION CIRCULAR	29

COMPENSATION DISCUSSION AND ANALYSIS (“CD&A”)

This CD&A describes:

i.	the overall pay-for-performance philosophy which drives the design of our compensation program;

ii.	the significant elements of our executive compensation programs;

iii.	the strong linkages between our executive compensation program and our overall strategy;

iv.	the principles on which we make compensation decisions and determine the amount of each element of executive compensation; and

v.	the disclosure and the rationale for the material compensation decisions made by the Compensation Committee for the fiscal year ended December 31, 2015.

This CD&A should be read in conjunction with the preceding Compensation Committee report.

NAMED EXECUTIVE OFFICERS (“NEOS”)

The following is a discussion of the compensation arrangements with our CEO, CFO, and the three other most highly compensated executive officers for the year ended December 31, 2015. For the year ended December 31, 2015, the NEOs in this CD&A are:

Mr. Derek W. Evans, President and Chief Executive Officer

Mr. Christopher G. Webster, Chief Financial Officer

Mr. Stephen J. De Maio, Senior Vice President, Thermal Operations

Mr. Andrew D. Grasby, Senior Vice President, General Counsel & Corporate Secretary

Mr. Randall S. Steele, Senior Vice President, Conventional Operations

MANDATE AND COMPOSITION OF THE COMPENSATION COMMITTEE

The Compensation Committee assists the Board in overseeing the design and administration of key compensation and human resource policies and compensation for the executive team including the CEO. The Compensation Committee reports to the Board and is governed by terms of reference adopted by the Board, which are available at www.pengrowth.com. The Compensation Committee is currently composed of Mr. D. Michael G. Stewart (Chair), Ms. Margaret L. Byl, Mr. Kelvin B. Johnston and Mr. James D. McFarland. Each member of the Compensation Committee is an independent member of the Board and has experience in executive and corporate compensation programs. None of the members of the Compensation Committee are, or have been, officers or employees of Pengrowth.

EXECUTIVE COMPENSATION – RELATED FEES

In discharging its responsibilities, the Compensation Committee takes into consideration information and advice provided by management and consultants, industry compensation surveys and publicly available executive compensation data.

The table below sets out the fees paid to external consultants in 2014 and 2015 related to executive compensation and other matters. For Hugessen, other fees in 2015 relate to a review of director compensation undertaken for the Corporate Governance Committee. Other fees for Mercer relate to non-executive compensation data, surveys and analysis.

	HUGESSEN		MERCER

	2015	2014	2015	2014
Executive Compensation related fees	$65,763	$97,673	$57,480	$69,236
All other fees	$2,616	-	$18,919	$14,879
Total Fees	$68,379	$97,673	$76,399	$84,115

COMPENSATION APPROVAL PROCESS

In determining our executives’ annual compensation, the Compensation Committee typically assesses individual performance; considers market data for similar positions within the executive compensation peer group; and with respect to STIP and LTIP, measures performance against agreed goals and objectives and the current year’s corporate scorecard and Pengrowth’s performance compared to the relevant peer companies.

The Compensation Committee reviews the compensation levels for each executive to ensure consistency and appropriateness of:

•                  corporate and individual performance;

•                  the competitive market;

•                  current industry circumstances; and

•                  relative positioning of each executive with external and internal peers.

30	MANAGEMENT INFORMATION CIRCULAR

COMPENSATION MIX

Compensation for each member of the Pengrowth executive team is comprised of: a base salary; an annual cash-based incentive plan (“STIP”); a share-based long term incentive plan (“LTIP”) and a package of company-paid employee benefits and perquisites. Details of these elements are described in the compensation discussion and analysis (“CD&A”) section of this Circular.

Pengrowth aims to set executive compensation such that total direct compensation (i.e., base salary + STIP + LTIP) pays:

•      generally, at the 50th percentile in total direct compensation for their role compared to peer companies when Pengrowth and the individual achieve target goals and expectations; and

•      above the 50th percentile of the comparable total direct compensation of peer companies when both Pengrowth and the individual significantly exceed target goals and expectations.

Pengrowth’s approach to total direct compensation combines both corporate and individual performance elements and directly supports the execution of Pengrowth’s strategic plan. Compensation programs are structured to reward short term (annual) performance without compromising or risking longer term Shareholder value. Pengrowth’s long term incentive compensation program for officers of Restricted Share Units (“RSUs”) and Performance Share Units (“PSUs”) has a three year vesting period and incorporates both time vesting (RSUs and PSUs) and vesting contingent on corporate performance (PSUs).

The majority of compensation for our executives is made up of short and long term incentives which are “at risk” as their ultimate value is based on performance and not guaranteed. The proportion of total compensation which is tied to corporate performance increases as the level and scope of responsibilities increase.

NEO INCENTIVE SUMMARY

The following table sets out the STIP and LTIP targets as at December 31, 2015 for each NEO as a percentage of their respective base salary. Achievement of individual and corporate objectives, according to the specific weightings for each NEO, is the basis for the annual STIP award and LTIP grant. NEO’s LTIP grants are in the form of 50% RSUs and 50% PSUs.

	Targets (% of base salary)		Performance Weighting
NEO	STIP	LTIP	Corporate	Individual
Derek W. Evans, President and Chief Executive Officer	100%	300%	80%	20%
Christopher G. Webster, Chief Financial Officer	75%	250%	80%	20%
Stephen J. De Maio, Senior Vice President, Thermal Operations	60%	200%	70%	30%
Andrew D. Grasby, Senior Vice President, General Counsel & Corporate Secretary	60%	200%	70%	30%
Randall S. Steele, Senior Vice President, Conventional Operations	60%	200%	70%	30%

2015 PEER GROUPS

Each year the peer groups for executive compensation and corporate performance benchmarking purposes are reviewed to ensure such are an appropriate reflection of the market. These groups are developed in a consistent manner each year and the vast majority of companies in each group did not change in 2015.

For 2015 executive compensation purposes, the Compensation Committee approved a peer group of 12 mid-cap domestic exploration and production companies that were considered to be the closest match for comparing executive compensation within Pengrowth’s competitive environment. For 2015 compensation decisions, the reported NEO data from the following companies were consulted:

		2014		December 31, 2014
Issuer Name	Head Office	Gross Revenue ($millions)	Production (boe/d)	Market Capitalization ($millions)	Assets ($millions)
ARC Resources Ltd.	Calgary	2,108	112,387	8,036.1	6,326
Baytex Energy Corp.	Calgary	1,530	78,395	3,247.7	6,231
Bonavista Energy Corporation	Calgary	1,107	77,211	1,487.7	4,429
Crescent Point Energy Corp.	Calgary	4,186	140,803	12,015.3	16,467
Enerplus Corporation	Calgary	1,526	103,130	2,301.8	4,082
Lightstream Resources Ltd.	Calgary	1,108	40,420	234.8	3,793
MEG Energy Corp.	Calgary	2,830	71,186	4,375.3	9,930
Penn West Petroleum Ltd.	Calgary	2,433	103,989	1,208.4	9,852
Peyto Exploration & Development Corp.	Calgary	910	76,372	5,144.3	3,127
Tourmaline Oil Corp.	Calgary	1,379	112,929	7,863.8	6,622
Trilogy Energy Corp.	Calgary	619	35,104	995.9	1,619
Vermilion Energy Inc.	Calgary	1,420	49,573	6,116.1	4,386
Average		1,743	82,676	4,229.2	6,387
Pengrowth	Calgary	1,497	73,288	1,952.4	6,170
Pengrowth Rank		(7 of 13)	(9 of 13)	(9 of 13)	(7 of 13)

PENGROWTH ENERGY CORPORATION MANAGEMENT INFORMATION CIRCULAR	31

Compensation data from these peers was used to benchmark base salary, and short and long term incentive target values for the executive team.

For 2015 PSU relative TSR performance assessment purposes, the Compensation Committee approved a revised peer group of 36 mid-cap exploration and production companies set out below that are considered to be a close match within Pengrowth’s competitive environment with respect to measuring relative TSR. This group represents a broad cross-section of companies comprising the TSX/S&P Capped Energy Index but excludes certain midstream, pipeline, oilfield service, internationally focused and integrated companies which are not directly comparable to or competitive with Pengrowth for business opportunities and equity capital.

		2014		December 31, 2014
Issuer Name	Head Office	Gross Revenue ($millions)	Production (boe/d)	Market Capitalization ($millions)	Assets ($millions)
Advantage Oil & Gas Ltd.	Calgary	216	21,930	945.6	1,455
ARC Resources Ltd.	Calgary	2,108	112,387	8,036.1	6,326
Athabasca Oil Corporation	Calgary	130	6,120	1,038.1	4,298
Baytex Energy Corp.	Calgary	1,530	78,395	3,247.7	6,231
Bellatrix Exploration Ltd.	Calgary	542	38,065	723.3	2,213
Birchcliff Energy Ltd.	Calgary	473	33,734	1,190.2	1,919
Bonavista Energy Corporation	Calgary	1,107	77,211	1,487.7	4,429
Bonterra Energy Corp.	Calgary	304	13,195	1,339.9	1,043
Canadian Natural Resources Limited	Calgary	21,301	790,410	39,224.6	60,200
Canadian Oil Sands Limited	Calgary	3,912	94,557	5,049.5	10,014
Cenovus Energy Inc.	Calgary	20,107	284,826	18,147.7	24,695
Crescent Point Energy Corp.	Calgary	4,186	140,803	12,015.3	16,467
Crew Energy Inc.	Calgary	425	24,205	730.7	1,225
Encana Corporation	Calgary	9,318	478,467	11,985.2	28,608
Enerplus Corporation	Calgary	1,526	103,130	2,301.8	4,082
Freehold Royalties Ltd.	Calgary	200	9,180	1,432.5	653
Husky Energy Inc.	Calgary	25,122	340,000	27,051.8	38,848
Imperial Oil Limited	Calgary	36,231	310,000	42,422.4	40,830
Kelt Exploration Ltd.	Calgary	186	12,756	888.3	909
MEG Energy Corp.	Calgary	2,830	71,186	4,375.3	9,930
Northern Blizzard Resources	Calgary	697	20,724	817.8	1,888
NuVista Energy Ltd.	Calgary	259	18,391	1,027.6	1,024
Painted Pony Petroleum Ltd.	Calgary	161	13,192	920.1	738
Paramount Resources Ltd.	Calgary	350	24,524	2,948.1	3,199
Penn West Petroleum Ltd.	Calgary	2,433	103,989	1,208.4	9,852
Peyto Exploration & Development Corp.	Calgary	910	76,372	5,144.3	3,127
PrairieSky Royalty Ltd.	Calgary	199	16,249	4,568.6	1,120
Raging River Exploration Inc.	Calgary	337	10,755	1,323.6	765
Seven Generations Energy	Calgary	535	31,136	4,299.0	3,115
Suncor Energy Inc.	Calgary	47,047	534,900	53,283.6	92,574
Surge Energy Inc.	Calgary	486	18,069	446.6	1,985
TORC Oil & Gas Ltd.	Calgary	321	11,264	745.1	1,327
Tourmaline Oil Corp.	Calgary	1,379	112,929	7,863.8	6,622
Trilogy Energy Corp.	Calgary	619	35,104	995.9	1,619
Vermilion Energy Inc.	Calgary	1,420	49,573	6,116.1	4,386
Whitecap Resources Inc.	Calgary	816	32,458	2,900.0	3,869
Average		5,168	114,148	7,573.8	11,020
Pengrowth	Calgary	1,497	73,288	1,952.4	6,170
Pengrowth Rank		(14 of 37)	(16 of 37)	(20 of 37)	(14 of 37)

32	MANAGEMENT INFORMATION CIRCULAR

COMPENSATION ELEMENTS

The key elements of our compensation program reflect our pay for performance philosophy and are depicted in the table below:

	TOTAL DIRECT COMPENSATION				INDIRECT COMPENSATION
PROGRAM	Base Salary	Annual Bonus (“STIP”)	Long Term Incentives (“LTIP”)		Employee Savings Plan, Group Benefit and Perquisite Programs
PURPOSE	Compensates executives for foundational leadership and management skills and the degree of accountability inherent in their roles	Rewards executives for their contribution to the achievement of annual financial and non-financial goals	Rewards executives for creating sustained shareholder value and for achieving specific performance objectives	+	Aligns interests with shareholders and invests in employee health and well-being
TARGETED % OF TOTAL COMPENSATION RECEIVED	CEO – 20% CFO – 23% SVPs – 28%	CEO – 20% CFO – 18% SVPs – 17%	CEO – 60% CFO – 59% SVPs – 55%		-
PERFORMANCE PERIOD	-	1 year	3 years		-

Payout at Risk

To implement our compensation and rewards philosophy, a competitive market median position is established for each role in the Corporation. A range around the median base pay position is established such that developing employees are placed below the median in their range and experienced and highly qualified individuals may be placed above the median position. Target levels for annual STIP and LTIP are generally set at the market median position for the role.

Base Salaries

The base salaries of all employees, including the NEOs, are reviewed annually. Factors considered when establishing and adjusting base salaries for the NEOs include:

•                  the individual’s recent and historical performance and contribution to our success;

•                  the scope of responsibility and accountability within Pengrowth;

•                  comparable base salaries in the compensation peer group;

•                  general market conditions; and

•                  appropriate relative positioning and internal equity within the executive group.

Base salary adjustments are generally made on March 1st of each year. Further information on the base salaries of the NEOs is in the “Statement of Executive Compensation – Summary Compensation Table”.

The following table reflects the 2015 base salary decisions of the Board with respect to the 2015 NEOs and comparative statistics for these same individuals for 2013 and 2014. No salary increases were given to any of the NEOs in 2015 or 2016 other than increases mid-2015 to Messrs. De Maio and Steele as a consequence of their respective promotions.

	Base Salary			% Change in Base Salary

	2013	2014	2015	2013-2014	2014-2015
Derek W. Evans	$500,000	$520,000	$520,000	4.0%	0%
Christopher G. Webster	$345,000	$360,000	$360,000	4.4%	0%
Stephen J. De Maio(1)	$275,000	$285,000	$300,000	3.6%	5.3%
Andrew D. Grasby	$307,000	$320,000	$320,000	4.2%	0%
Randall S. Steele(1)	$253,200	$268,400	$300,000	6.0%	11.8%
Total for NEOs	$1,680,200	$1,753,400	$1,800,000	4.4%	2.7%
Average	$336,040	$350,680	$360,000

Note:

(1)             The 2015 salary for Messrs. De Maio and Steele are their salaries as of the end of the year following mid-year increases in connection with promotions.

PENGROWTH ENERGY CORPORATION MANAGEMENT INFORMATION CIRCULAR	33

Short Term Incentive Plan (“STIP”)

Our STIP aims to align the annual rewards of employees with the interests of Shareholders. The plan is based upon a series of corporate and individual performance measures and objectives established at the beginning of each performance year. Each employee has an STIP target, expressed as a percentage of base salary. Individual STIP targets vary by organization level, with more senior positions having proportionately more pay at risk; and weighted more heavily towards corporate performance (80% in the case of the CEO), reflecting the nature and impact of their contributions. The Compensation Committee approves the annual STIP target percentage of base salary for each of our executive officers. In doing so, the Compensation Committee takes into account the officer’s respective responsibilities, base salary, internal equity and the positioning of his or her short term incentive target compared to market.

At the beginning of each fiscal year, the Board receives the recommendations of the Compensation Committee and approves a Corporate Scorecard reflecting the year’s performance targets. These performance factors are primarily quantitative in nature and are communicated to our entire workforce. Greater weight is assigned to quantifiable and measurable operational and financial performance indicators to focus all employees on performance measures and outcomes that are within their influence. Each performance factor has a threshold, target and stretch level. If we do not achieve the threshold level of performance for any particular factor, no credit will be granted for that factor in the calculation of the corporate performance factor and STIP payout. When the annual results for STIP payment levels, as recommended by the CEO, are reviewed by the Compensation Committee at year end, factors including scorecard performance, Shareholder returns, the competitive staffing environment and peer group performance are considered. An overall corporate performance factor is approved by the Board and determines each employee’s payout on the corporate portion of the STIP award.

Notwithstanding the calculated 2015 corporate performance factor of 1.6, given the substantial deterioration in the industry environment and the significant erosion in Pengrowth’s share price in 2015, the CEO and Compensation Committee recommended, and the Board approved, a 2015 STIP payout of 25% of target for all employees including the CEO and the other NEOs. See the discussion of our performance relative to our 2015 Corporate Scorecard and STIP award determination under “Compensation Committee Report – 2015 Corporate Scorecard Assessment and 2015 STIP Award” above.

2015 Corporate Scorecard Assessment and 2015 STIP Award

Pengrowth’s 2015 Corporate Scorecard was composed of a number of measures that were the key drivers of Pengrowth’s success during the year. This set of key performance indicators with quantitative and qualitative measures and targets for 2015 was recommended by the CEO, reviewed by the Compensation Committee and approved by the Board early in 2015.

The measures were heavily weighted toward operational and financial results. Each of the measures in the 2015 Corporate Scorecard had a threshold level of performance (typically about 80% of the target level) which had to be reached for the measure to contribute to a payout (threshold achievement is a 0.5 performance factor). There is a target level of performance (performance factor of 1.0) on each element and a stretch level of performance (performance factor of 2.0) above threshold. To achieve a performance factor of 2.0, there must be a significant overachievement of the target. Between threshold and target performance, and between target and the stretch maximum, performance factors are graduated according to the performance level actually reached.

Typically, the corporate performance factor determines 80% (70% for senior vice presidents) of each NEO’s annual bonus. See “NEO Incentive Summary” on page 31.

Results as measured through the corporate scorecard, combined with security holder returns, the competitive environment and individual performance, are the determining factors in the amount of annual short term incentive bonus paid to employees.

Each NEO’s target STIP as a percent of salary and individual and corporate performance weightings can be found above on page 31 under “NEO Incentive Summary”.

34	MANAGEMENT INFORMATION CIRCULAR

An assessment of 2015 performance against the 2015 Corporate Scorecard is shown below:

Scorecard		TARGETS				Performance
Component	Weighting	Threshold	Target	Maximum	2015 Results(1)	Factor

REGULATORY & ENVIRONMENTAL COMPLIANCE/ASSET MANAGEMENT
Battery proration & well site measurement frequency	7.5%	85%	90%	95%	89.6	1.5
Satisfactory regulatory inspections of well sites & facilities		IA-10%(72.2%)	IA (80.2%)	IA+10% (88.4%)	84.4
Pipeline license compliance		90%	94%	98%	95.5
Water Recycle at Lindbergh - Q4 2015		90%	93%	95%	97.4
Government Reportable Spills	5%	40	30	20	23	1.9
		1,000m3	700m3	400m3	301m3
SAFETY MANAGEMENT
Site Visits	7.5%	180	200	220	226	1.8
Engagement Validations		80%	85%	90%	95
Hazard Identifications logged in Itrak		2,000	3,000	4,000	3409
Corrective actions completed		80%	90%	100%	96
PRODUCTION (BOE/D)
Average Annual	15%	73,000	74,000	75,000	74,439	1.4
Optimization additions	5%	1,000	1,500	2,000	1,304	0.8
Lindbergh (Dec 2015 Average)	15%	10,000	12,500	16,000	15,100	1.7
OPERATING COSTS
Annual Operating Costs ($MM)	15%	450	435	420	405	2.0
Annual Operating Costs ($/boe)		16.70	16.00	15.50	14.92
COST STRUCTURE REDUCTION ($MM)
Cost Structure Reduction	15%	10	20	35	29	1.6
BALANCE SHEET MANAGEMENT
Total Debt/EBITDA (Ratio)	15%	<4.0X	<3.5X	<3.0X	3.0	1.7
Debt Reduction ($MM)		200	300	400	333
	100%					1.6

Note:

(1)             Some of the results do not align with other reported numbers as they have been adjusted to account for dispositions and shut-in volumes, etc.

As indicated above, the quantitative scoring of the 2015 Corporate Scorecard was 1.6  The CEO recommended and the Committee and the Board accepted that: (i) notwithstanding the strong scorecard results (1.6) and the performance of the Pengrowth’s team (individual performance factors below the Vice President level averaged 112% and averaged 132% at the Vice President level and above); but (ii) having regard for the very poor absolute TSR experienced by Pengrowth’s shareholders during 2015 (-65%/8th percentile); the current competitive and commodity price environment and industry expectations, the 2015 STIP payout for all eligible employees be a flat 25% of target award (with no adjustment for personal performance factors).

PENGROWTH ENERGY CORPORATION MANAGEMENT INFORMATION CIRCULAR	35

Long Term Incentive Plan (“LTIP”)

Our LTIP is designed to reward the creation of value for our Shareholders over several years and to align employees’ interests with those of Shareholders. The plan is intended to attract and retain talented employees. The LTIP has a rolling and reloading maximum number of Common Shares reserved for issuance equivalent to 3.2% of the number of Common Shares that are issued and outstanding from time to time.

Notwithstanding the above limit, the aggregate number of Common Shares issuable at any time to non-officer Directors under the LTIP may not exceed the lesser of: (i) 0.5% of the issued and outstanding Common Shares; or (ii) $100,000 per Director on an annual basis. In addition to the above limitations, the rules of the TSX prescribe that the aggregate number of Common Shares issuable at any time to “insiders” under the LTIP when combined with all of our other security-based compensation arrangements may not, in the aggregate, exceed 10% of the issued and outstanding Common Shares. Further, during any one year period, we cannot issue to such insiders under the LTIP when combined with all of our other security-based compensation arrangements, in the aggregate, a number of Common Shares exceeding 10% of the issued and outstanding Common Shares.

In the event that an expiry date of any unit issued under our LTIP (“Unit”) falls within a prescribed blackout period applicable to a Participant, or within 10 business days after the expiry of a blackout period applicable to a Participant, then the expiry date of the affected Units shall be the date that is the 10th business day after the expiry date of the relevant blackout period.

Our LTIP for officers and senior leaders in the Corporation comprises two elements:

•      Restricted Share Units (“RSUs”), with value that varies with the future price of our Common Shares. Each RSU vests in 1/3 tranches on the first, second and third anniversaries following the date of the grant. The number of Common Shares ultimately issued on exercise of vested RSUs will be equal to the number of RSUs initially awarded to the holder, plus the reinvestment of notional dividends paid during the three year term of the RSU.

•      Performance Share Units (“PSUs”), with value that depends on our corporate performance against pre-established metrics over a three year performance period. Each PSU entitles the holder to a number of Common Shares to be issued at the end of the third year after grant. The PSUs and number of Common Shares issued on exercise are adjusted to reflect the reinvestment of notional dividends. The performance criteria, vesting ranges and actual results to date for PSUs granted between 2012 and 2015 are as follows:

YEAR OF GRANT	PERFORMANCE CRITERIA	VESTING/ EXPIRY DATE	RANGE OF PERFORMANCE FACTORS	ACTUAL PERFORMANCE FACTOR EARNED(7)(8)
2012	• 25% based on relative TSR(1) for each of years 1, 2 and 3 • 25% based on 3 year relative TSR	March 16, 2015	50% to 150%	75.75%(2)
2013	• 50% based on relative TSR(3) (25% for each of years 1, 2 and 3 and 25% for overall 3 year) • 50% based on Debt/EBITDA (33% for each of years 1, 2 and 3)	March 16, 2016	50% to 150%	80.00%(4)
2014	• 25% based on relative TSR(5) for each of years 1, 2 and 3 • 25% based on three year relative TSR	March 16, 2017	50% to 150%	Year 1 (25%) = 50% (bottom quartile relative TSR) Year 2 (25%) = 50% (bottom quartile relative TSR) Year 3 (25%) = TBD 3 Year (25%) = TBD
2015	• 25% based on relative TSR(6) for each of years 1, 2 and 3 • 25% based on three year relative TSR	March 16, 2018	Non-Executives: 50% to 150%	Non-Executives: Year 1 (25%) = 50% (bottom quartile relative TSR) Year 2 (25%) = TBD Year 3 (25%) = TBD 3 Year (25%) = TBD
			Executives: 0% to 200%	Executives: Year 1 (25%) = 0% (bottom quartile relative TSR) Year 2 (25%) = TBD Year 3 (25%) = TBD 3 Year (25%) = TBD

Notes:

(1)     Peer group for 2012 PSU relative TSR performance measurement includes: Advantage Oil & Gas Ltd., ARC Resources Ltd., Baytex Energy Corp., Birchcliff Energy Ltd., Bonavista Energy Corporation, Bonterra Energy Corp., Canadian Natural Resources Limited, Celtic Exploration Ltd., Cenovus Energy Inc., Crescent Point Energy Corp., Crew Energy Inc., Encana Corporation, Enerplus Corporation, Legacy Oil + Gas Inc., NAL Energy Corporation, NuVista Energy Ltd., Paramount Resources Ltd., Penn West Petroleum Ltd., PetroBakken Energy Ltd., Peyto Exploration & Development Corp., Progress Energy Resources Corp., Tourmaline Oil Corp. and Trilogy Energy Corp.

(2)     The overall 75.75% performance factor was derived from the following:

Year 1 (25%) = 50% (bottom quartile relative TSR)	Year 2 (25%) = 150% (top quartile relative TSR)
Year 3 (25%) = 50% (bottom quartile relative TSR)	3 Year (25%) = 53% (low second quartile relative TSR)

36	MANAGEMENT INFORMATION CIRCULAR

(3)     Peer group for 2013 PSU relative TSR performance measurement is includes: Advantage Oil & Gas Ltd., ARC Resources Ltd., Athabasca Oil Corporation, Bankers Petroleum Ltd., Baytex Energy Corp., Birchcliff Energy Ltd., BlackPearl Resources Inc., Bonavista Energy Corporation, Bonterra Energy Corp., Canadian Natural Resources Limited, Celtic Exploration Ltd., Cenovus Energy Inc., Crescent Point Energy Corp., Crew Energy Inc., Encana Corporation, Enerplus Corporation, Husky Energy Inc., Imperial Oil Limited, Legacy Oil + Gas Inc., MEG Energy Corp., Nexen Inc., Paramount Resources Ltd., Penn West Petroleum Ltd., PetroBakken Energy Ltd., Petrobank Energy and Resources Ltd., Peyto Exploration & Development Corp., Progress Energy Resources Corp., Suncor Energy Inc., Talisman Energy Inc., Tourmaline Oil Corp., Trilogy Energy Corp., Vermilion Energy Inc. and Whitecap Resources Inc.

(4)     The overall 80% performance factor was derived from the following:

Year 1 (12.5%) = 150% (top quartile relative TSR)	Year 1 (16.67%) = 119% (actual Debt/EBITDA was 2.213x)
Year 2 (12.5%) = 50% (bottom quartile relative TSR)	Year 2 (16.67%) = 74% (actual Debt/EBITDA was 2.586x)
Year 3 (12.5%) = 50% (bottom quartile relative TSR)	Year 3 (16.67%) = 53% (actual Debt/EBITDA was 2.913x)
3 Year (12.5%) = 62% (low third quartile relative TSR)

(5)     Peer group for 2014 PSU relative TSR performance measurement is includes: Advantage Oil & Gas Ltd., ARC Resources Ltd., Athabasca Oil Corporation, Baytex Energy Corp., Bellatrix Exploration Ltd., Birchcliff Energy Ltd., BlackPearl Resources Inc., Bonavista Energy Corporation, Bonterra Energy Corp., Canadian Natural Resources Limited, Canadian Oil Sands Limited, Cenovus Energy Inc., Crescent Point Energy Corp., Crew Energy Inc., Encana Corporation, Enerplus Corporation, Husky Energy Inc., Imperial Oil Limited, Legacy Oil + Gas Inc., Lightstream Resources Ltd., MEG Energy Corp., NuVista Energy Ltd., Paramount Resources Ltd., Penn West Petroleum Ltd., Peyto Exploration & Development Corp., Raging River Exploration Inc., Suncor Energy Inc., Surge Energy Inc., Tourmaline Oil Corp., Trilogy Energy Corp., Vermilion Energy Inc. and Whitecap Resources Inc.

(6)     Peer group for 2015 PSU relative TSR performance measurement is set out above under “2015 Peer Groups”.

(7)     How performance factors are calculated:

Performance Measure	If We Achieve	Then the Performance Multiplier Is*
Relative TSR	< 33rd percentile among our comparator group	50%
(2011 Grants)	> 33rd percentile but < 75th percentile	50% to 200%
	> 75th percentile	200%

Relative TSR	< 25th percentile among our comparator group	50%
(2012 – 2014 Grants)	> 25th percentile but < 75th percentile	50% to 150%
	> 75th percentile	150%

Relative TSR	< 25th percentile among our comparator group	50% for non-executives | 0% for executives
(2015 Grants)	> 25th percentile but < 75th percentile	50% to 150% for non-executives | 0% to 200% for executives
	> 75th percentile	150% for non-executives | 200% for executives

Debt to EBITDA Ratio	Debt/EBITDA ratio of:
(2013 Grant)	> 2.8	50%
	= 2.25	100%
	< 1.7	150%

*Straight line interpolation is used for results between minimums and thresholds.

(8)             Percentages in parenthesis reflect the portion of each PSU grant to which the performance factor applies.

For our 2012 PSUs, which paid out in March 2015, the first 25% tranche (for 2012 performance) was previously set as having been earned at a 50% multiplier, while the second 25% tranche (for 2013 performance) was set as having been earned at a 150% multiplier. In early 2015, the Board, on the recommendation of the Compensation Committee confirmed that 25% of the 2012 PSUs, based on our 2014 performance, were earned at a multiplier of 50% and the final 25% related to our three year relative TSR for the entire 2012 through 2014 performance period were earned at a multiplier of 53%. These determinations resulted in an overall performance payout of 75.75% for the 2012 PSUs.

For the 2013 PSUs, which paid out in March 2016, the first 25% tranche (for 2013 performance) of the 50% related to relative TSR was previously set as having been earned at a 150% multiplier and the first 33.33% of the 50% related to the Debt/EBITDA was set as having been earned at a 119% multiplier, while the second 25% tranche (for 2014 performance) of the 50% related to relative TSR was earned at a multiplier of 50% and the second 33.33% of the 50% related to the Debt/EBITDA metric was earned at a multiplier of 74%. In early 2016, the Board, on the recommendation of the Compensation Committee confirmed that the third 25% tranche (for 2015 performance) of the 50% related to relative TSR was earned at a multiplier of 50% and the third 33.33% of the 50% related to the Debt/EBITDA metric was earned at a multiplier of 53%. The final 12.5% related to our three year relative TSR for the entire 2013 through 2015 performance period was earned at a multiplier of 62%. These determinations resulted in an overall performance payout of 80.00% for the 2013 PSUs.

For the 2014 PSUs, which payout in March 2017, the first 25% tranche (for 2014 performance) was previously set as having been earned at a 50% multiplier. In early 2016, the Board, on the recommendation of the Compensation Committee, confirmed that the second 25% tranche (for 2015 performance) was to be set as having been earned at a 50% multiplier.

For the 2015 PSUs, which payout in March 2018, the first 25% tranche (for 2015 performance was set in early 2016 by the Board, on recommendation by the Compensation Committee, as having been earned at a 50% multiplier for non-executive employees and 0% for executives.

Upon any Participant ceasing to be employed by, or a service provider ceasing to be engaged by, us for any reason, any unvested RSUs and PSUs will expire. Notwithstanding the foregoing: (i) if a Participant ceases to be an officer, employee or service provider to us because of total or permanent long term-disability, any RSUs or PSUs previously credited to such Participant which have not yet vested continue to vest in accordance with their terms; (ii) if a Participant ceases to be an officer, employee or service provider to us because of retirement, any PSUs or RSUs previously credited to such Participant in the previous two calendar years which have not yet vested continue to vest in accordance with their terms and any PSUs or RSUs credited to such Participant in the current calendar year shall be retained by the Participant and continue to vest as to one thirty-sixth for each month worked prior to retirement between March 1st in the current calendar year and February 28th in the subsequent calendar year with any residual RSUs and PSUs cancelled upon

PENGROWTH ENERGY CORPORATION MANAGEMENT INFORMATION CIRCULAR	37

retirement. In the event of the death of a Participant, all RSUs and PSUs held by that Participant that have not yet vested shall immediately vest, be exercised and sold by the Corporation for the benefit of the estate through the facilities of the TSX.

Upon a Participant commencing a leave of absence, unless otherwise determined by the Board in its sole discretion, any RSUs and PSUs previously credited to such Participant’s account which have not vested shall not vest during the Participant’s leave of absence, unless the Participant’s employment is terminated during such period, in which case the termination provisions of the LTIP shall apply. Upon the Participant’s return to service, any RSUs and PSUs previously credited to such Participant’s account which did not vest prior to the Participant’s leave of absence or expire during such leave shall continue to vest in accordance with their terms but only a pro rata proportion of the aggregate number of RSUs and PSUs credited to the Participant’s account that would otherwise vest shall vest based on the number of days during which the Participant provided services to us and was not on a leave of absence during the period.

Unless the Board otherwise determines, upon a Change of Control (as defined in the LTIP), outstanding RSUs and PSUs shall not immediately vest if they are replaced with substantially similar awards (a “Substitution Event” as defined in the LTIP). Notwithstanding the foregoing, if the Change of Control is not a “Substitution Event”, or if severance payments are triggered under an employment agreement or, if the employee does not have a written employment agreement, if employment is terminated within twelve (12) months of the Change of Control, all unvested RSUs and PSUs shall immediately vest for such employee. The actual PSU performance factor for any PSUs so vesting, shall be determined at such time.

If the number of outstanding Common Shares increases or decreases as a result of a subdivision, consolidation, reclassification or recapitalization and not as a result of the issuance of Common Shares for additional consideration or by way of a dividend in the ordinary course, then, subject to TSX approval, the Board shall make appropriate adjustments to the number of RSUs and PSUs outstanding provided that the dollar value of RSUs and PSUs credited to a Participant’s account immediately after such an adjustment shall not exceed the dollar value of the RSUs and PSUs credited to such Participant’s account immediately prior to the event.

Rights issued under our LTIP are not assignable other than for estate settlement purposes.

Subject to the approval of the TSX, we have the ability to make certain amendments to the LTIP without seeking Shareholder approval. These include:

(i)	amendments of a “housekeeping” or administerial nature;

(ii)	amendments necessary to comply with the provisions of applicable law (including, without limitation, the rules, regulations and policies of the TSX);

(iii)	amendments respecting the administration of the LTIP;

(iv)	amendments to the vesting provisions of the LTIP or of any Unit;

(v)	amendments to the early termination provisions of the LTIP or any Unit, whether or not such Unit is held by an insider;

(vi)	amendments to the termination provisions of the LTIP, or any Unit, other than a Unit held by an insider in the case of an amendment extending the term of a Unit;

(vii)	the addition of a cashless exercise feature, payable in cash or Common Shares; and

(viii)	any other amendment, whether fundamental or otherwise, not requiring Shareholder approval under applicable law (including, without limitation, the rules, regulations and policies of the TSX).

Without limiting the generality of the foregoing, Shareholder approval will be required, in accordance with the policies of the TSX, in order for us to:

(i)	extend the term of a Unit beyond the original expiry date;

(ii)

amend the LTIP to change the definition of “Participant” that may permit the introduction of non-employee directors on a discretionary basis or amendments to any limits imposed on non-employee directors;

(iii)	amend the LTIP to permit the transfer or assignment of Units other than for normal estate settlement purposes;

(iv)	amend the LTIP to remove or exceed the insider participation limits set out above;

(v)	increase the fixed percentage of issued and outstanding securities issuable pursuant to the LTIP; and

(vi)	modify or amend the amending provisions of the LTIP.

2015 Amendment to LTIP Plan

In 2015, the Board approved an amendment to our LTIP to amend the definition of “Average Market Price” to make it a five day volume weighted average price on the TSX. Prior to this amendment, a 20 day average closing price was used in the plan.

In addition to the current LTIP, two legacy long term incentive plans remain in place until the last Director holding incentives issued under such plan retires from our Board.

38	MANAGEMENT INFORMATION CIRCULAR

The following tables summarize our current and legacy long term incentive plans:

CURRENT LTIP
	Description	Eligibility
Restricted Share Units (RSUs)	Each RSU entitles the holder to a number of Common Shares to be issued after vesting over three years. Each vesting is one third of the grant plus reinvestment of notional dividends.	Managers, Team Leads, Leaders and Executives
Performance Share Units (PSUs)

Each PSU entitles the holder to a number of Common Shares to be issued in the third year after grant. The PSUs and the number of Common Shares issuable on exercise are adjusted to reflect the reinvestment of notional dividends. The performance criteria, vesting ranges and dates are described above.

Senior Leaders and Executives
Phantom Deferred Share Units (PDSUs)

Each PDSU entitles the holder to a cash payment equivalent to the value of a number of Common Shares (including the reinvestment of notional dividends) to be paid on the individual ceasing to be a Director for any reason.

Non-Executive Directors
Phantom RSUs	Identical to RSUs but cash-settled on vesting.	Mid-level Employees
Deferred Cash Bonus Plan	No connection to share price fluctuations but paid out over three years in cash on the same schedule as RSUs.	Junior, Administrative and Hourly Employees

LEGACY/INACTIVE LTIP
	Description	Expiry Date
Deferred Entitlement Units (DEUs)	The only DEUs outstanding are those held by Directors who served on our Board prior to 2014 and cannot be exercised until the Director is no longer a member of our Board.	Upon the last of our Directors holding these units leaving the Board.
Deferred Share Units (DSUs)

Prior to 2014, DSUs were granted only to Directors and vested immediately. Each DSU entitles the holder to a number of Common Shares plus reinvestment of notional dividends to be issued on the individual ceasing to be a Director for any reason.

Upon the last of our Directors holding these units leaving the Board.

EXECUTIVE COMPENSATION BREAKDOWN: FIXED VS. PERFORMANCE BASED “AT RISK” COMPENSATION

This 2015 pay mix chart reflects our pay for performance approach that emphasizes variable (or “at risk”) compensation in the form of short term and long term incentive compensation, as opposed to fixed compensation. This chart reflects that between 70 and 80 percent of each NEO’s 2015 compensation was performance based “at risk” compensation. The Compensation Committee and the Board believe that the mix of short term and long term incentive awards, combined with corporate performance goals weighted to financial sustainability, production and operations and balanced with goals in health and safety, environmental and regulatory performance, result in an appropriate mix of pay for performance and discouragement of inappropriate risk taking behavior.

Notes:

(1)     “Fixed” means annual base salaries plus Pengrowth contributions to ESOP.

(2)     “LTIP” means the fair value of RSUs and PSUs granted under our LTIP as well as the deemed reinvested dividends described under “All Other Compensation” reflected in the “Summary Compensation Table”.

(3)     “STIP” means targeted annual bonuses.

(4)     Percentages may not add due to rounding.

PENGROWTH ENERGY CORPORATION MANAGEMENT INFORMATION CIRCULAR	39

BENEFITS AND PERQUISITES

All of our employees, including the NEOs, participate in a market competitive flexible benefits program, which includes forms of insurance, extended health and dental coverage, short and long-term disability coverage, health and personal spending accounts and emergency travel assistance.

The executive management team is offered a limited number of perquisites to maintain market competitiveness and assist them in carrying out their duties effectively. Perquisites include a vehicle allowance and parking. The value of perquisites for each of the NEOs is less than the lesser of $50,000 or 10% of total annual salary and bonus for the financial year and, as such, is not included in the table provided under the heading “Summary Compensation Table” on page 44 below.

SHARE OWNERSHIP PLAN

In 2015, we had a share ownership plan to encourage all employees to save for their future, while also affording the opportunity to expand the employee’s ownership stake in Pengrowth. The ownership plan itself consisted of two aspects: the Employee Share Ownership Plan (the “ESOP”) and the group Registered Retirement Savings Plan (the “RRSP”).

We matched employee contributions to the ESOP on a 1.5:1 basis up to a total of 8% of the contributor’s base salary. ESOP contributions were in the form of Common Shares purchased on the secondary market. Both the individual’s and the Corporation’s contribution portions were subject to restrictions on withdrawal.

The RRSPs provided employees an opportunity to save for retirement through the share ownership matched plan or through a separate group RRSP. Employees could contribute 1-18% of their base annual salary to the RRSP (within Canada Revenue Agency guidelines).

Effective April 1, 2016, the Corporation discontinued the ESOP and replaced it with a 3% of base salary company-paid savings program. This change is expected to save Pengrowth over $6 million per year in cash G&A.

Pengrowth does not sponsor any defined contribution or defined benefit pension plans.

In 2015, all NEOs participated in the ESOP at the maximum allowable level.

SHARE OWNERSHIP GUIDELINES

Officers

We maintain minimum share ownership guidelines for all officers to further align executive and shareholder interests.

In calculating the value of Common Shares owned, all Common Shares owned, directly or indirectly, by the executive, as disclosed on the System for Electronic Disclosure by Insiders (“SEDI”), are included. In addition, any Common Shares acquired and held through the ESOP and the dividend reinvestment and optional common share purchase plan (“DRIP”) are included in the total value of Common Shares owned, whether or not they have yet been disclosed on SEDI. Also included are any Common Shares issuable pursuant to RSUs and the minimum vesting of PSUs or

Category of Executive	Share Ownership Guideline (multiple of base salary)
Chief Executive Officer	3
Chief Financial Officer	2
Senior Vice Presidents	2
Vice Presidents	1.5

the actual “earned” amount if greater. The minimum ownership guidelines are expected to be reached within three years of an officer’s appointment and once the guideline has been met, an officer will not fail to meet the guideline simply because of a reduction in the price of the Common Shares. As of April 29, 2016, each of the NEO’s was in compliance with the Common Share ownership guidelines.

The following table summarizes the Common Shares (and equivalents) beneficially owned or controlled or directed, directly or indirectly, by each of the NEOs as at April 29, 2016 and value-at-risk amounts for the NEOs as at April 29, 2016.

	Ownership of NEOs as at April 29, 2016(1)
			Dollar Value(2)			Ownership Multiple of Salary
	Common Shares	Share-Based Awards	Common Shares	Share-Based Awards	Total Ownership	Based on Shares Held	Based on Total Ownership	Share Ownership Guideline	Meets or Exceeds Guideline
Evans	1,126,499	1,081,243	$2,320,588	$2,227,361	$4,547,949	4.46x	8.75x	3x base salary	Yes
Webster	632,714	619,468	$1,303,391	$1,276,104	$2,579,495	3.62x	7.17x	2x base salary	Yes
De Maio	142,365	420,339	$293,272	$865,899	$1,159,171	0.98x	3.86x	2x base salary	Yes
Grasby	217,922	446,228	$448,919	$919,229	$1,368,148	1.40x	4.28x	2x base salary	Yes
Steele	180,036	394,429	$370,874	$812,524	$1,183,398	1.24x	3.94x	2x base salary	Yes

Notes:

(1)     Assumes 100% vesting of RSUs and PSUs and a minimum performance factor (0% or 50% as the case may be) for PSUs (unless already earned at a higher factor) and excludes Common Shares acquired pursuant to our ESOP since December 31, 2015.

(2)     Based on closing price on the TSX of $2.06 on April 29, 2016.

40	MANAGEMENT INFORMATION CIRCULAR

Directors

Our minimum ownership requirements provide that independent Directors are required to hold Common Shares and equivalents with a value equal to three times their annual base cash retainer and Phantom DSU grant. Directors are encouraged to satisfy the minimum ownership requirements within three years of their election or appointment. Each of the independent Directors is in compliance with our ownership requirements. The details of each Director’s ownership can be found above in their respective biographies beginning on page 8.

CLAWBACK POLICY

The Corporation has in place an incentive compensation recoupment policy. Under the incentive compensation recoupment policy, the Board is authorized to require the immediate reimbursement of any incentive compensation received by or payable to an executive in the event of the following circumstances:

1.           the payment was predicated upon achieving certain financial results that were subsequently the subject of a substantial restatement of the Corporation’s financial statements; and

2.             the Board determines such individual engaged in intentional misconduct that caused or substantially caused the need for the substantial restatement; and

3.             a lower payment would have been made to such individual based upon the restated financial results.

Where the above circumstances are determined to exist, the Corporation will, to the extent practicable, seek to recover from the individual the amount by which the individual’s incentive payments for the relevant period exceeded the lower payment that would have been made based on the restated financial results.

NO HEDGING/DERIVATIVE SECURITIES POLICY

Our Directors and officers are prohibited from trading in any derivative securities that are designed to monetize or offset any decrease in the market value of our securities specifically.

STATEMENT OF EXECUTIVE COMPENSATION

Compensation for the Named Executive Officers

DEREK W. EVANS – PRESIDENT AND CHIEF EXECUTIVE OFFICER

Derek W. Evans joined Pengrowth as President and Chief Operating Officer in May 2009 and was appointed President and Chief Executive Officer effective September 13, 2009. Mr. Evans has over 34 years’ experience in a variety of operational and senior management positions in the oil and gas business in Western Canada. He served as President, Chief Executive Officer and director of Focus Energy Trust from May 2002 until March 2008.

Mr. Evans holds a Bachelor of Science degree in Mining Engineering from Queen’s University and is a registered Professional Engineer in the Province of Alberta.

The following table provides a description of the key elements of Mr. Evans’ compensation as CEO. Mr. Evans does not receive any salary or other compensation in his capacity as a Director.

	2013	2014	2015
Base Salary	$495,833	$516,667	$520,020
Annual Short Term Incentive (STIP)	$704,100	$558,000	$130,000
Long Term Incentive Value (LTIP) (1)	$1,770,000	$2,215,200	$1,684,800
Total Direct Compensation	$2,969,933	$3,289,867	$2,334,820
Pengrowth Contributions to ESOP	$59,500	$62,000	$62,403
All Other Compensation(2)	$318,351	$239,865	$90,834
Total Compensation	$3,347,784	$3,591,732	$2,488,057

Notes:

(1)            Based on the fair value on the date of grant and assuming 100% vesting and target performance.

(2)            Includes the value of additional RSUs and PSUs in respect of notional dividends on the NEO’s RSUs and PSUs assuming target payout at 100% (or the performance factor if known at the respective year end) and using year-end Common Share prices of $1.02 for 2015, $3.66 for 2014 and $6.57 for 2013.

PENGROWTH ENERGY CORPORATION MANAGEMENT INFORMATION CIRCULAR	41

CHRISTOPHER G. WEBSTER – CHIEF FINANCIAL OFFICER

Christopher G. Webster is our Chief Financial Officer. Mr. Webster joined Pengrowth in 2000 and was appointed Treasurer in 2001. In March 2005, he was appointed Chief Financial Officer. Prior to joining Pengrowth, he held a variety of progressively senior accounting and finance positions within the petroleum industry.

Mr. Webster graduated with a Bachelor of Commerce Degree from Concordia University, and holds both the Certified General Accountant (“CGA”) and the Chartered Financial Analyst (“CFA”) designations.

The following table provides a description of the key elements of Mr. Webster’s compensation.

	2013	2014	2015
Base Salary	$342,500	$357,500	$360,014
Annual Short Term Incentive (STIP)	$359,600	$278,900	$67,500
Long Term Incentive Value (LTIP) (1)	$1,017,800	$1,260,000	$936,000
Total Direct Compensation	$1,719,900	$1,896,400	$1,363,514
Pengrowth Contributions to ESOP	$41,100	$42,900	$43,202
All Other Compensation(2)	$165,264	$116,821	$40,520
Total Compensation	$1,926,264	$2,056,121	$1,447,236

Notes:

(1)            Based on the fair value on the date of grant and assuming 100% vesting and target performance.

(2)            Includes the value of additional RSUs and PSUs in respect of notional dividends on the NEO’s RSUs and PSUs assuming target payout at 100% (or the performance factor if known at the respective year end) and using year-end Common Share prices of $1.02 for 2015, $3.66 for 2014 and $6.57 for 2013.

STEPHEN J. DE MAIO – SENIOR VICE PRESIDENT, THERMAL OPERATIONS

Stephen J. De Maio joined Pengrowth in September 2010 and has more than 19 years of progressive heavy oil senior leadership experience dedicated to key areas of In-Situ and Steam Assisted Gravity Drainage (SAGD) engineering, regulatory and environmental management and multi-pad drilling.

Prior to joining Pengrowth, Mr. De Maio held the position of Vice President of Project Development with Connacher Oil and Gas Ltd. and was responsible for the Great Divide and Algar SAGD Projects. He also worked with Deer Creek Energy Limited as a Project Manager on the surface facilities of the Joslyn SAGD project and was the founder and former President of Efficient Energy Resources Ltd., a private alternate energy provider.

Mr. De Maio holds a Bachelor of Science in Mechanical Engineering and a Master of Business Administration from the University of Calgary.

The following table provides a description of the key elements of Mr. De Maio’s compensation.

	2013	2014	2015
Base Salary	$273,333	$283,333	$295,012
Annual Short Term Incentive (STIP)	$229,600	$190,400	$44,250
Long Term Incentive Value (LTIP) (1)	$748,000	$798,000	$738,400
Total Direct Compensation	$1,250,933	$1,271,733	$1,077,662
Pengrowth Contributions to ESOP	$32,800	$34,000	$35,402
All Other Compensation(2)	$95,697	$74,608	$28,066
Total Compensation	$1,379,430	$1,380,341	$1,141,130

Notes:

(1)            Based on the fair value on the date of grant and assuming 100% vesting and target performance.

(2)            Includes the value of additional RSUs and PSUs in respect of notional dividends on the NEO’s RSUs and PSUs assuming target payout at 100% (or the performance factor if known at the respective year end) and using year-end Common Share prices of $1.02 for 2015, $3.66 for 2014 and $6.57 for 2013.

42	MANAGEMENT INFORMATION CIRCULAR

ANDREW D. GRASBY – SENIOR VICE PRESIDENT, GENERAL COUNSEL & CORPORATE SECRETARY

Andrew D. Grasby joined Pengrowth in September 2010 as our Vice President, General Counsel and Corporate Secretary. He was appointed Senior Vice President, General Counsel and Corporate Secretary in February 2012. Prior to joining Pengrowth, he was a partner with McCarthy Tétrault LLP where he practiced corporate finance and securities law for 19 years. He has served as a director and corporate secretary of several private and public companies.

Mr. Grasby holds a Bachelor of Commerce degree majoring in accounting from the University of Calgary, a Masters of Business Administration degree from Dalhousie University and a Bachelor of Laws degree from Dalhousie University. He is also a Chartered Financial Analyst (“CFA”), a holder of the ICD.D designation and a member of the Law Society of Alberta and the Law Society of England and Wales.

The following table provides a description of the key elements of Mr. Grasby’s compensation.

	2013	2014	2015
Base Salary	$304,167	$317,833	$320,012
Annual Short Term Incentive (STIP)	$261,000	$213,600	$48,000
Long Term Incentive Value (LTIP) (1)	$749,100	$915,200	$716,800
Total Direct Compensation	$1,314,267	$1,446,633	$1,084,812
Pengrowth Contributions to ESOP	$36,500	$38,140	$38,402
All Other Compensation(2)	$109,542	$81,165	$29,569
Total Compensation	$1,460,309	$1,565,938	$1,152,783

Notes:

(1)            Based on the fair value on the date of grant and assuming 100% vesting and target performance.

(2)            Includes the value of additional RSUs and PSUs in respect of notional dividends on the NEO’s RSUs and PSUs assuming target payout at 100% (or the performance factor if known at the respective year end) and using year-end Common Share prices of $1.02 for 2015, $3.66 for 2014 and $6.57 for 2013.

RANDALL S. STEELE – SENIOR VICE PRESIDENT, CONVENTIONAL OPERATIONS

Randall S. Steele joined Pengrowth in 1998 with the initial purchase of the Swan Hills assets from Imperial Oil. Mr. Steele has over 26 years of oil and gas experience, primarily with Imperial Oil and Pengrowth, where he held several key positions with increasing responsibility in operations and leadership including Production Operations Manager, Lindbergh Pilot Project Manager, Health & Safety Manager, Swan Hills General Manager, and most recently Conventional Operations General Manager.

Mr. Steele has broad experience in production operations, maintenance management, capital projects, as well as health, safety & environment management activities with a track record of building strong HSE cultures.

Mr. Steele holds a Diploma in Instrumentation Engineering Technology from the Northern Alberta Institute of Technology, a Journeyman Instrument Mechanic Certificate, a Certificate in Management Development from the University of Alberta, and a Certificate of Excellence in Leadership from the Banff Center.

The following table provides a description of the key elements of Mr. Steele’s compensation.

	2013	2014	2015
Base Salary	$251,000	$265,867	$289,478
Annual Short Term Incentive (STIP)	$123,000	$108,400	$37,391
Long Term Incentive Value (LTIP) (1)	$278,484	$338,183	$581,417
Total Direct Compensation	$652,484	$712,450	$908,286
Pengrowth Contributions to ESOP	$30,120	$31,905	$34,738
All Other Compensation(2)	$46,783	$32,393	$14,772
Total Compensation	$729,387	$776,748	$957,796

Notes:

(1)            Based on the fair value on the date of grant and assuming 100% vesting and target performance.

(2)            Includes the value of additional RSUs and PSUs in respect of notional dividends on the NEO’s RSUs and PSUs assuming target payout at 100% (or the performance factor if known at the respective year end) and using year-end Common Share prices of $1.02 for 2015, $3.66 for 2014 and $6.57 for 2013.

PENGROWTH ENERGY CORPORATION MANAGEMENT INFORMATION CIRCULAR	43

SUMMARY COMPENSATION TABLE

The following table sets forth all direct and indirect compensation earned by the NEOs in connection with services provided to Pengrowth and its subsidiaries for the financial year ended December 31, 2015. The method of valuation of our long term incentives is described in the notes below.

			Common	Non-Equity Incentive Plan Compensation
	Year	Salary	Share-Based Awards(1)	Annual Incentive Plans (STIP)	All Other Compensation(3)	Total Compensation
Derek W. Evans President and Chief Executive Officer	2015	$520,020	$1,684,800	$130,000	$153,237	$2,488,057
	2014	$516,667	$2,215,200	$558,000	$301,865	$3,591,732
	2013	$495,833	$1,770,000	$704,100	$377,851	$3,347,784
Christopher G. Webster Chief Financial Officer	2015	$360,014	$936,000	$67,500	$83,722	$1,447,236
	2014	$357,500	$1,260,000	$278,900	$159,721	$2,056,121
	2013	$342,500	$1,017,800	$359,600	$206,364	$1,926,264
Stephen J. De Maio Senior Vice President, Thermal Operations	2015	$295,012	$738,400	$44,250	$63,468	$1,141,130
	2014	$283,333	$798,000	$190,400	$108,608	$1,380,341
	2013	$273,333	$748,000	$229,600	$128,497	$1,379,430
Andrew D. Grasby Senior Vice President, General Counsel & Corporate Secretary	2015	$320,012	$716,800	$48,000	$67,971	$1,152,783
	2014	$317,833	$915,200	$213,600	$119,305	$1,565,938
	2013	$304,167	$749,100	$261,000	$146,042	$1,460,309
Randall S. Steele Senior Vice President, Conventional Operations	2015	$289,478	$581,417	$37,391	$49,510	$957,796
	2014	$265,867	$338,183	$108,400	$64,298	$776,748
	2013	$251,000	$278,484	$123,000	$76,903	$729,387

Notes:

(1)    Includes the value of PSUs granted assuming a target performance payout of 100%. The fair values of each RSU and PSU at the time of grant were $4.08 for 2015 grants, $7.08 for 2014 grants, and $4.72 for 2013 grants. The actual benefit received from the PSU grants is subject to corporate performance. Additional RSUs and PSUs received upon the reinvestment of notional dividends are included under “All Other Compensation”.

(2)    Includes the value of our contributions under the ESOP and/or Group RRSP Plan made on behalf of the NEOs for the noted financial years. Also includes the value of additional RSUs, and PSUs in respect of notional dividends on the NEOs’ RSUs and PSUs assuming target payout at 100% (or the actual performance factor if known at the respective year end) and using year-end Common Share prices of $1.02 for 2015, $3.66 for 2014 and $6.57 for 2013. Perquisites and other executive benefits in aggregate do not exceed the lesser of $50,000 or 10% of the total of the annual salary plus bonus for any NEO and therefore are not reported in this table.

OUTSTANDING COMMON SHARE-BASED AWARDS

The following table sets forth for each NEO all awards outstanding at the end of the most recently completed financial year, including awards granted before the most recently completed financial year.

	Common Share-Based Awards
	Number of Common Shares that have not Vested(2)	Market/Payout Value of Common Share-based Awards that have not Vested(1) (3)	Market/Payout Value of Vested Common Share-based Awards, Not Paid Out or Distributed(1)
Derek W. Evans	903,441	$921,510	$279,141
Christopher G. Webster	510,491	$520,700	-
Stephen J. De Maio	369,795	$377,191	-
Andrew D. Grasby	380,622	$388,235	-
Randall S. Steele	219,954	$224,353	-

Notes:

(1)             Value based on a $1.02 per Common Share market price at the close of business on December 31, 2015.

(2)             Total number of Common Shares, which includes additional RSUs and PSUs received upon the reinvestment of notional distributions and dividends.

(3)             Actual number of “earned” PSUs as at December 31, 2015 reflected plus an assumed 100% payout for unearned PSUs.

44	MANAGEMENT INFORMATION CIRCULAR

INCENTIVE PLAN AWARDS – VALUE VESTED OR EARNED DURING THE YEAR

The following table sets forth details of the value of Common Share-based awards vested or cash-based awards earned by the NEOs during the most recently completed financial year.

	Common Share-Based Awards Value Vested During Year(1)	Non-Equity Incentive Plan Compensation Value Earned During Year
Derek W. Evans	$1,042,984	$130,000
Christopher G. Webster	$594,196	$67,500
Stephen J. De Maio	$324,951	$44,250
Andrew D. Grasby	$376,601	$48,000
Randall S. Steele	$134,835	$37,391

Note:

(1)    The value of RSUs and PSUs vested during the year is based on the closing market price on the respective vesting dates and includes the value of additional RSUs and PSUs received upon the reinvestment of notional dividends earned. The Board approved a performance multiplier of 75.75% for the 2012 PSUs, based on our relative performance against the competitive Peer Group established at the outset of the three year vesting period ending in 2015. Full details can be found above under “Compensation Elements – Long Term Incentive Plan” on page 36.

EMPLOYMENT CONTRACTS AND CHANGE OF CONTROL ARRANGEMENTS

Each of the NEOs has entered into an employment agreement that sets out the principal terms of the employment relationship with Pengrowth, including the individual’s position description and financial terms. These agreements detail the severance payments that will be paid on a termination of employment or on termination of employment following a change of control of Pengrowth.

	TERMINATION WITHOUT CAUSE	CHANGE OF CONTROL PROVISIONS

Derek W. Evans

Two years total cash compensation (salary + 3 year average of STIP), + pro-rated portion of STIP.

All LTIP compensation will be forfeited with the exception of the Special RSUs granted in 2013 in respect of 50% of his 2012 bonus.

Two years total cash compensation (salary + 3 year average of STIP) + pro-rated portion of STIP.

LTIP will not vest as a result of a change of control if it is replaced with a substantially similar instrument. However, if severance is triggered following, and as a result of, a Change of Control, then outstanding LTIP will immediately vest on a pro rata performance basis with actual PSU performance multipliers to be determined at that time.

Payments made may be contingent on remaining with the successor for a period of up to six months.

Christopher G. Webster	Two and one quarter years total cash compensation (salary + STIP) + pro-rated portion of STIP. All LTIP compensation will be forfeited.

Two and one quarter years total cash compensation (salary + STIP) + pro-rated portion of STIP.

LTIP will not vest as a result of a change of control if it is replaced with a substantially similar instrument. However, if severance is triggered following, and as a result of, a Change of Control, then outstanding LTIP will immediately vest on a pro rata performance basis with actual PSU performance multipliers to be determined at that time.

Payments made may be contingent on remaining with the successor for a period of up to six months.

Stephen J. De Maio	One and three quarter years total cash compensation (salary + target STIP) + pro-rated portion of STIP. All LTIP compensation will be forfeited.

One and three quarter years total cash compensation (salary + target STIP) + pro-rated portion of STIP.

LTIP will not vest as a result of a change of control if it is replaced with a substantially similar instrument. However, if severance is triggered following, and as a result of, a Change of Control, then outstanding LTIP will immediately vest on a pro rata performance basis with actual PSU performance multipliers to be determined at that time.

Payments made may be contingent on remaining with the successor for a period of up to six months.

PENGROWTH ENERGY CORPORATION MANAGEMENT INFORMATION CIRCULAR	45

	TERMINATION WITHOUT CAUSE	CHANGE OF CONTROL PROVISIONS

Andrew D. Grasby	One and three quarter years total cash compensation (salary + STIP) + pro-rated portion of STIP. All LTIP compensation will be forfeited.

One and three quarter years total cash compensation (salary + STIP) + pro-rated portion of STIP.

LTIP will not vest as a result of a change of control if it is replaced with a substantially similar instrument. However, if severance is triggered following, and as a result of, a Change of Control, then outstanding LTIP will immediately vest on a pro rata performance basis with actual PSU performance multipliers to be determined at that time.

Payments made may be contingent on remaining with the successor for a period of up to six months.

Randall S. Steele	One and three quarter years total cash compensation (salary + target STIP) + pro-rated portion of STIP. All LTIP compensation will be forfeited.

One and three quarter years total cash compensation (salary + target STIP) + pro-rated portion of STIP.

LTIP will not vest as a result of a change of control if it is replaced with a substantially similar instrument. However, if severance is triggered following, and as a result of, a Change of Control, then outstanding LTIP will immediately vest on a pro rata performance basis with actual PSU performance multipliers to be determined at that time.

Payments made may be contingent on remaining with the successor for a period of up to six months.

Potential Payments Upon Termination or Change of Control

The table below shows the value of the estimated incremental payments or benefits that would accrue to each NEO upon termination of his employment following retirement, termination with cause, resignation, termination without cause and termination following a change of control, assuming employment was terminated on December 31, 2015.

The value of equity-based compensation consists of awards previously granted and disclosed. For purposes of valuing equity-based awards, a price of $1.02 was used, which was the closing price of our Common Shares on the TSX on December 31, 2015, the last trading day of the fiscal year.

EVENT	EVANS	WEBSTER	DE MAIO	GRASBY	STEELE
Retirement Severance
Equity-Based Compensation(1)	$279,172	-	-	-	-
Termination with Cause/Resignation Severance
Equity-Based Compensation(1)	$279,172	-	-	-	-
Termination without Cause
Severance	$2,686,400	$1,707,525	$1,038,200	$1,125,800	$894,700
Equity-Based Compensation(1)	$279,172	-	-	-	-
Termination without Cause Following a Change of Control
Severance	$2,686,400	$1,707,525	$1,038,200	$1,125,800	$894,700
Equity-Based Compensation(2)	$1,350,269	$605,367	$441,557	$451,557	$253,895

Notes:

(1)    For Mr. Evans, this represents the December 31, 2015 value of the Special RSUs granted to him in 2013 in lieu of 50% of his 2012 cash bonus as well as his vested but unexercised RSUs from his 2013 and 2014 grants.

(2)    Outstanding LTIP does not automatically vest on a Change of Control if it is replaced with a substantially similar instrument. The above assumes that outstanding LTIP is not substituted with a substantially similar instrument and that it vests with PSUs earned at target (100%) performance and using a December 31, 2015 closing share price of $1.02. Actual PSU performance would be determined based on actual performance to the date of vesting (i.e. pro-rata performance vesting).

46	MANAGEMENT INFORMATION CIRCULAR

TSX SHARE PRICE PERFORMANCE

The performance graph and table that follow compare our five-year cumulative Shareholder return (assuming the reinvestment of distributions and dividends) for $100 invested in Trust Units on December 31, 2010 with the cumulative total returns of the S&P/TSX Composite Index and the S&P/TSX Capped Energy Index for the five most recently completed financial years.

Our cumulative Shareholder return performance reflects both operational and financial performance within our control as well as volatile commodity prices and economic and market conditions beyond our control with the impact of the decline in the global economy and more recently with the collapse of North American natural gas prices and world oil prices. Over the five-year period ending December 31, 2015, the compound annual growth rate of our TSR was -34.4%.

COMMON SHARES ISSUABLE FROM TREASURY

The following table sets forth information about compensation plans under which equity securities are authorized for issuance as at December 31, 2015. All of these compensation plans have been approved by Shareholders.

		Number of Securities to be Issued Upon Exercise of Outstanding Options and Rights	Percentage of Issued and Outstanding Common Shares as at December 31, 2015	Weighted Average Exercise Price of Outstanding Options and Rights	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (excluding securities reflected in column (a)) (3)
Plan Category		(a)		(b)	(c)
Equity Compensation Plans Approved by Shareholders	Rights(1)	Nil	-	n/a	6,772,634
	LTIP(2)	10,604,408	2.0%	n/a
Equity Compensation Plans Not Approved by Shareholders		-	-	n/a	n/a
Total		10,604,408	2.0%	n/a	6,772,634

Notes:

(1)          Represents rights outstanding under one of our former long term incentive plans. See “Compensation Discussion and Analysis – Long Term Incentive Plan – Legacy/Inactive LTIP”.

(2)          Securities acquired through the reinvestment of notional dividends are included. Assumes a performance factor of 1.0 for all unearned PSUs.

(3)          A maximum of 3.2% of outstanding Common Shares are available for issuance under all plans.

(4)          In 2015, an aggregate of 3,187,403 Common Shares were issued pursuant to our equity compensation plans.

DIRECTORS’ AND OFFICERS’ LIABILITY INSURANCE

We maintain insurance for the benefit of our Directors and officers and the directors and officers of our subsidiaries, as a group, in respect of the performance by them of the duties of their offices. A maximum amount of US$120 million of insurance coverage is available for each claim for which we grant indemnification. Each claim is subject to a deductible of either US$250,000 or US$1,000,000 depending on the type of claim. Pengrowth bears the entire cost of the premiums payable for this coverage and will pay any deductible related to any claim.

PENGROWTH ENERGY CORPORATION MANAGEMENT INFORMATION CIRCULAR	47

CORPORATE GOVERNANCE AND NOMINATING COMMITTEE REPORT

MANDATE OF THE BOARD OF DIRECTORS

The Board meets a minimum of seven times each year, once in each fiscal quarter, one annual strategic planning session, one annual budget meeting and once in connection with the Corporation’s annual meeting of Shareholders. In addition, the Board meets at other times when matters requiring its attention or approval are raised and the timing is such that it is not prudent or possible to await a regularly scheduled quarterly meeting. During 2015, an aggregate of thirteen meetings of the Board were held.

Seven of the eight Directors recommended for election to the Board qualify as independent directors under the NYSE requirements and National Instrument 58-101 Disclosure of Corporate Governance Practices (“NI 58-101”). Mr. Derek W. Evans, our President and Chief Executive Officer, is not independent and is a related Director.

BOARD APPROVALS AND STRUCTURE

Our Board assumes overall responsibility for our strategic direction, including the annual consideration of a strategic plan and budget, the acquisition and disposition of material oil and natural gas properties and other investments.

Our Board represents a cross-section of experience in matters relevant to Pengrowth, most particularly in oil and gas. The Board oversees all matters which may have a material impact upon our business and management’s design and implementation of risk mitigation programs as appropriate. Reliance is placed upon independent engineering, legal, compensation and accounting consultants where appropriate.

At the Meeting, our two longest serving directors, Messrs. Zaozirny and Parrett, will be retiring and will not be replaced. These retirements lead to a reduction in our overall Board size from ten directors to eight directors. The Governance Committee has discussed the reduction in Board size and believes it is appropriate given the substantial reduction in the Corporation’s market capitalization over the past couple of years. The Governance Committee believes that the remaining eight directors bring with them the requisite skills, experience and diversity to provide the proper oversight of and governance to the Corporation. Given that the Chairman of our Board, Mr. John B. Zaozirny, will be retiring, it will be necessary for the Board to appoint a new Chair. The Board has determined that, assuming all members are re-elected at the Meeting, Mr. Kelvin B. Johnston will assume the Chair position following the Meeting.

DIRECTORS’ SKILLS MATRIX

The Corporate Governance Committee acknowledges that the Board’s membership should represent a diversity of backgrounds, experience and skills. Directors are selected for their integrity and character, sound and independent judgement, breadth of experience, open-mindedness, insight into and knowledge of our business and industry and overall business acumen. Each of our Directors is expected to have these personal qualities and to apply sound and reasonable business judgment in aiding the Board to make the most thoughtful and informed decisions possible and to provide the best counsel to our senior management. Each year, the Board conducts an assessment of the skills represented by the Directors individually and as a group in order to assess whether there are any gaps that should be filled with the addition of a new board member. The most recent skills assessment was conducted in late 2015 and the Board has determined that the required skills are well represented by the current slate of Director nominees for election at the Meeting.

The specific skills, as set out in the skills matrix used by the Board to conduct this annual assessment, include the following:

Finance	Oil & Gas Operations	Management	Law

Audit	Conventional Oil & Gas	Senior Management	Corporate Law
Financing	Thermal Oil/SAGD	Leading Cultural Change	Securities Law
Economics	Unconventional Oil & Gas	Corporate Development	Mergers and Acquisitions
Insurance	Western Sedimentary Basin	Business Development/Marketing
Taxation	Engineering	Government Relations/Permitting
	Environmental/Health/Safety	Research and Development
	Geology/Geophysics	Communications
	Major Projects	Information Technology
Transportation/Distribution
First Nations/Other Stakeholder Relations

48	MANAGEMENT INFORMATION CIRCULAR

DIVERSITY

The Board, as noted above, is made up of a diverse set of individuals with a broad range of skill sets. One member of our Board is female. The Board recognizes the potential benefits from new perspectives which could be manifest through additional gender diversity within its, and throughout the entire employee, ranks. The Board has not set a target for the number or percentage of female members that it wishes to include but is very pleased that one of the two most recent Board appointees is female. In seeking new director candidates, the Corporate Governance Committee considers a number of factors, including gender, ethnic and geographic diversity, experience and professional training.

The following provides a high level view of the diversity of our proposed eight nominees to our Board:

BOARD COMMITTEES

Our Board has the following four standing committees: Audit and Risk Committee, Compensation Committee, Corporate Governance Committee and Reserves Committee. The terms of reference for each of the committees can be found on our website at www.pengrowth.com.

The Audit and Risk Committee currently comprises four “independent” Directors, as that term is defined in National Instrument 52-110 Audit Committees, three of whom, Messrs. Parrett, Poole and Sokalsky are Chartered Professional Accountants. Our Board has also constituted a Corporate Governance Committee composed of four “independent” Directors, a Compensation Committee composed of four “independent” Directors and a Reserves Committee composed of four “independent” Directors, all as that term is defined in NI 58-101.

A complete discussion of the Compensation Committee and its responsibilities can be found under “Compensation Committee Report”.

The Reserves Committee has been established to assist our Board in fulfilling its oversight responsibilities in general and, in particular, with respect to: (i) the oil and gas reserves evaluation process and the public disclosure of reserves data and related information as required by National Instrument 51-101 Standards of Disclosure for Oil and Gas Activities and FASB ASC Topic 932, Extractive Industries – Oil and Gas; and (ii) the environment, health and safety issues affecting our operations, including the evaluation of our programs, controls and reporting systems and our compliance with applicable laws, rules and regulations.

SUCCESSION PLANNING

As part of its mandate and annual workplan, the Corporate Governance Committee reviews the succession plan for each senior officer, including the President and Chief Executive Officer. The Corporate Governance Committee is responsible for ensuring that there is an orderly succession plan for the position of the President and Chief Executive Officer and other members of senior management and for ensuring the succession plan includes a process that would respond to an emergency situation which required an immediate replacement of the President and Chief Executive Officer or other key member of senior management. To meet this obligation, the President and Chief Executive Officer meets with the Corporate Governance Committee and reviews each position, the status of the incumbent, a review of our talent pool and the succession plan for each role. As part of our succession planning strategy, we have implemented a leadership development program to prepare senior level employees to take on executive positions in the future. Individual development plans include coaching, mentoring, specific developmental assignments and external development programs. In 2015, frequent meetings were held with senior and middle level leaders to implement strategy, set priorities, reinforce expectations, continue leadership development and succession planning. We placed specific focus on the development of the Senior Leadership

PENGROWTH ENERGY CORPORATION MANAGEMENT INFORMATION CIRCULAR	49

Team, one level below the executive team. As well, our in-house development program for emerging leaders continued and will again in 2016 with adaptations for restricted resources.

The Board also ensures that Directors have the opportunity to get to know employees who have been identified as potential executives. These employees are invited to make presentations to the Board and are invited to functions where they can interact with the Directors informally.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

Our Board and senior management consider good corporate governance to be central to our effective and efficient operation.

The NYSE Listed Company Manual requires listed foreign private issuers such as us to disclose any significant ways in which their corporate governance practices differ from those followed by U.S. domestic companies subject to the NYSE listing standards. Any such difference must be disclosed by us in our Annual Report on Form 40-F filing with the SEC in the United States.

There is only one significant way in which Pengrowth’s corporate governance practices differ from those required to be followed by domestic United States issuers under the NYSE Listed Company Manual. The NYSE Listed Company Manual requires shareholder approval of all equity compensation plans and any material revisions to such plans, regardless of whether the securities to be delivered under such plans are newly issued or purchased on the open market, subject to a few limited exceptions. In contrast, the TSX rules require shareholder approval of equity compensation plans only when such plans involve newly issued securities. Additionally, if an equity compensation plan provides a procedure for its amendment, the TSX rules require shareholder approval of amendments only where the amendment involves a reduction in the exercise price or an extension of the term of options held by insiders.

Certain provisions of the Sarbanes-Oxley Act of 2002 (“SOX”) and certain rules adopted and proposed by the SEC pursuant to the requirements of SOX, which are applicable to the Corporation, also influence the Corporation’s approach to corporate governance.

Under NI 58-101, Pengrowth is required to disclose certain information relating to its corporate governance practices. This information is set out in Appendix 1 to this Circular.

We, as a Board, strive to provide our Shareholders and employees with complete and relevant information regarding our corporate governance practices. We invite you to give us any feedback on our governance disclosure and policies by writing to the Corporate Governance Committee in care of our Corporate Secretary at corporate.secretary@pengrowth.com.

Members of the Corporate Governance Committee:

Wayne K. Foo	Michael S. Parrett (Chair)	D. Michael G. Stewart	John B. Zaozirny

50	MANAGEMENT INFORMATION CIRCULAR

AUDIT AND RISK COMMITTEE REPORT

The terms of reference of the Audit and Risk Committee are available from our website at www.pengrowth.com and are appended as Schedule III to our Annual Information Form dated February 24, 2016 which has been filed on SEDAR at www.sedar.com. The terms of reference for the Audit and Risk Committee specify that the purpose of the Audit and Risk Committee is to assist the Board in fulfilling its oversight responsibilities. The Audit and Risk Committee’s primary duties and responsibilities are to:

•                monitor the performance of our internal audit function and the integrity of our financial reporting process and systems of internal controls regarding finance, accounting and legal compliance;

•                assist Board oversight of: (i) the integrity of the financial statements; (ii) our compliance with legal and regulatory requirements; and (iii) the performance of our internal audit function and independent auditors;

•                monitor the independence and performance of our external auditors;

•                provide an avenue of communication among the external auditors, the internal auditors, management and the Board; and

•                oversee our risk management processes.

The Audit and Risk Committee met four times during fiscal 2015. The Audit and Risk Committee schedules its meetings with a view to ensuring that it devotes appropriate attention to all of its tasks. The Audit and Risk Committee’s meetings include executive sessions in which the Audit and Risk Committee meets separately with our independent registered public accountants, KPMG LLP (“KPMG”) and our Chief Financial Officer.

As part of its oversight of our financial statements, the Audit and Risk Committee reviews and discusses with both management and KPMG, all annual and quarterly financial statements prior to their issuance. During fiscal 2015, management advised the Audit and Risk Committee that each set of financial statements reviewed had been prepared in accordance with generally accepted accounting principles, and reviewed significant accounting and disclosure issues with the Audit and Risk Committee, including valuation estimates of property, plant and equipment, impairment testing on cash generating units, valuation of exploration and evaluation assets, accounting for acquisitions, accounting policies and recent accounting pronouncements under International Financial Reporting Standards (“IFRS”) and tax. These reviews included discussion with the independent registered public accountants of matters required to be discussed pursuant to Statement on Auditing Standards No. 61 (Communication with Audit Committees), including the quality of our accounting principles, the reasonableness of significant judgments and the clarity of disclosures in the financial statements. The Audit and Risk Committee also discussed with KPMG matters relating to its independence, including a review of audit and non-audit fees and the written disclosures letter from KPMG to the Audit and Risk Committee pursuant to Independence Standards Board Standard No. 1 (Independence Discussions with Audit Committees) and the Corporation’s hiring policy vis-a-vis employees and partners of its external auditors.

The Audit and Risk Committee performed a formal, documented comprehensive review of our external auditors. The Audit and Risk Committee assessed KPMG’s performance, having reviewed input from company personnel, input from KPMG relating to quality and regulatory inspections, and discussions with the Board. The Audit and Risk Committee assessed KPMG’s objectivity and their application of professional skepticism, the quality of the engagement team the audit firm has provided, including technical and industry expertise and the key partners involved in our audit. The overall assessment results were quite positive and supported the recommendation for re-appointment.

In addition, the Audit and Risk Committee reviewed key initiatives and programs aimed at maintaining the effectiveness of our internal and disclosure control structure. As part of this process, the Audit and Risk Committee continued to monitor the scope and adequacy of our internal auditing program, reviewing internal audit department staffing levels and steps taken to maintain the effectiveness of internal procedures and controls.

Taking all of these reviews and discussions into account, the undersigned Audit and Risk Committee members recommended to the Board that the Board approve the December 31, 2015 Consolidated Financial Statements and the Management’s Discussion and Analysis (“MD&A”) relating thereto and that the Consolidated Financial Statements and MD&A be included in our Annual Report for 2015 filed on SEDAR in Canada and on Form 6-K on EDGAR and that the Consolidated Financial Statements and MD&A be included in our Annual Report on Form 40-F for filing on EDGAR with the SEC.

One of the major responsibilities of the Audit and Risk Committee is to oversee the identification of the principal risks of the Corporation’s business to ensure that there are systems in place to effectively identify, monitor and manage them. As part of its risk management system, the Audit and Risk Committee undertakes an annual review of the principal risks facing the Corporation which involves identification and assessment of such risks and reviewing the risk management strategies and systems being employed by management to identify, monitor and manage these risks. To support the Audit and Risk Committee in conducting this review, management undertakes an entity-wide process to identify, classify, and assess and report on the principal risks facing the Corporation and the related risk management strategies in place. The Audit and Risk Committee reports back to the Board as a whole on its risk management matters.

Members of the Audit and Risk Committee:

James D. McFarland	Michael S. Parrett	A. Terence Poole (Chair)	Jamie C. Sokalsky

PENGROWTH ENERGY CORPORATION MANAGEMENT INFORMATION CIRCULAR	51

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

No individual who is, or at any time during the financial year ended December 31, 2015 was, a Director or executive officer of the Corporation, no proposed nominee for election as a Director of the Corporation, nor any associates or affiliates of any of the foregoing, have been indebted to the Corporation since January 1, 2015 and no indebtedness of any of the foregoing to another entity is or has been the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Corporation since January 1, 2015.

INTERESTS OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

None of the Directors or executive officers of the Corporation, no proposed nominee for election as a Director of the Corporation, nor any person or company that beneficially owns, or controls or directs, directly or indirectly more than 10% of the voting rights attached to all outstanding voting securities of the Corporation, nor any of their respective associates or affiliates, has or has had any material interest, direct or indirect, in any transaction since January 1, 2015 or in any proposed transaction which has materially affected or would materially affect the Corporation.

ADDITIONAL INFORMATION

Additional information relating to the Corporation is available through the Internet via the SEDAR website at www.sedar.com. Financial information of the Corporation is provided in the Financial Statements and MD&A for the financial year ended December 31, 2015. Copies of the Financial Statements and related MD&A may be obtained upon request from our Investor Relations group at 2100, 222 - 3rd Avenue S.W., Calgary, Alberta, Canada T2P 0B4 (ph: (403) 233-0224 or (855) 336-8814).

52	MANAGEMENT INFORMATION CIRCULAR

APPENDIX 1

-

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

The following disclosure is required by NI 58-101. Each of the requirements of NI 58-101 is set out below and the Corporation’s response as at April 29, 2016, follows immediately thereafter.

1.                      BOARD OF DIRECTORS

(a)                Disclose the identity of directors who are independent.

The Board has determined that the following members are “independent” within the meaning of NI 58-101:

• Margaret L. Byl	• A. Terence Poole
• Wayne K. Foo	• Jamie C. Sokalsky
• Kelvin B. Johnston	• D. Michael G. Stewart
• James D. McFarland	• John B. Zaozirny
• Michael S. Parrett

(b)                Disclose the identity of directors who are not independent, and describe the basis for that determination.

The Board has determined that Mr. Derek W. Evans is not independent because he is the President and Chief Executive Officer of the Corporation.

(c)                Disclose whether or not a majority of directors are independent. If a majority of directors are not independent, describe what the board of directors does to facilitate its exercise of independent judgment in carrying out its responsibilities.

The Board has determined that nine of ten members of the Board are “independent” within the meaning of NI 58-101.

(d)                If a director is currently a director of any other issuer that is a reporting issuer (or the equivalent) in a jurisdiction or a foreign jurisdiction, identify both the director and the other issuer.

The members of the Board that currently serve on the board of any other issuer that is a reporting issuer (or equivalent) are set out below:

Director	Other Reporting Issuer Directorships
Margaret L. Byl	n/a
Derek W. Evans	Franco-Nevada Corporation
Wayne K. Foo	Parex Resources Inc.
Kelvin B. Johnston	Leucrotta Exploration Inc.
James D. McFarland	MEG Energy Corp. Valeura Energy Inc.
Michael S. Parrett	Centerra Gold Inc. Stillwater Mining Company
A. Terence Poole	Methanex Corporation
Jamie C. Sokalsky	Agnico Eagle Mines Limited Probe Metals Inc. Royal Gold Inc.
D. Michael G. Stewart	Canadian Energy Services & Technology Corp. TransCanada Corporation and its subsidiary TransCanada PipeLines Limited
John B. Zaozirny	Bankers Petroleum Ltd. Computer Modelling Group Ltd.

(e)                Disclose whether or not the independent directors hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance. If the independent directors hold such meetings, disclose the number of meetings held since the beginning of the issuer’s most recently completed financial year. If the independent directors do not hold such meetings, describe what the board does to facilitate open and candid discussion among its independent directors.

A meeting of the independent members of the Board is held in conjunction with every regular meeting of the Board. A meeting of the independent members of each Board committee is held in conjunction with every regular meeting of each such committee.

During the financial year ended December 31, 2015, there were thirteen meetings of the independent members of the Board.

The independent members of the Board are authorized to retain independent financial, legal and other experts as required whenever, in their opinion, matters come before the Board which require an independent analysis by the independent members of the Board.

PENGROWTH ENERGY CORPORATION MANAGEMENT INFORMATION CIRCULAR	53

(f)                   Disclose whether or not the chair of the board is an independent director. If the board has a chair or lead director who is an independent director, disclose the identity of the independent chair or lead director, and describe his or her role and responsibilities. If the board has neither a chair that is independent nor a lead director that is independent, describe what the board does to provide leadership for its independent directors.

The Chairman of the Board, Mr. John B. Zaozirny, is an independent director. The primary responsibilities of the Chairman of the Board include:

o     ensuring that the Board is organized properly, functions effectively and meets its obligations and responsibilities in all aspects of its work;

o     coordinating the affairs of the Board and ensuring effective relations with directors, officers, securityholders, other stakeholders and the public;

o     setting the “tone” for the Board and its members so as to foster ethical and responsible decision-making, appropriate oversight of management and best practices in corporate governance; and

o     interacting with the CEO to ensure that the wishes of the Board are communicated.

(g)               Disclose the attendance record of each director for all board meetings held since the beginning of the issuer’s most recently completed financial year.

The following table discloses the attendance of the members of the Board at meetings of the Board of the Corporation and its committees in 2015:

Director	Board of Directors (13 Meetings)	Audit and Risk Committee (4 Meetings)	Compensation Committee (4 Meetings)	Corporate Governance Committee (4 Meetings)	Reserves Committee (4 Meetings)
Derek W. Evans(2)	13/13	4/4	4/4	4/4	4/4
Margaret L. Byl	13/13		1/1(3)		4/4
Wayne K. Foo	13/13			4/4	4/4
Kelvin B. Johnston	13/13		4/4		4/4
James D. McFarland	13/13	4/4	1/1(3)		2/2(3)
Michael S. Parrett	13/13	4/4		4/4
A. Terence Poole	13/13	4/4	3/3(3)
Jamie C. Sokalsky	10/10(4)	3/3(4)			2/2(3)
D. Michael G. Stewart	13/13		4/4	4/4
John B. Zaozirny	13/13		3/3(3)	4/4
Overall Attendance Rate	100%	100%	100%	100%	100%

Notes:

(1)              The above does not reflect attendance by Directors (other than the CEO) at meetings of committees of which they are not members. Directors are encouraged to, and from time to time do, attend various committee meetings even though they were not members of such committees.

(2)                Mr. Evans is not a member of any committee but was requested, by the respective Chair of each committee, to attend the meetings of each such committee. At each such meeting, the members of each committee, all of whom are independent, met without Mr. Evans.

(3)                The following changes to the Board’s committees became effective as of June 23, 2015:

i.	Ms. Byl joined the Compensation Committee;

ii.	Mr. McFarland joined the Compensation Committee and ceased being a member of the Reserves Committee;

iii.	Mr. Poole ceased being a member of the Compensation Committee

iv.	Mr. Sokalsky joined the Reserves Committee; and

v.	Mr. Zaozirny ceased being a member of the Compensation Committee.

(4)                   Mr. Sokalsky was appointed to the Board and the Audit and Risk Committee effective April 14, 2015.

2.                     MANDATE OF THE BOARD OF DIRECTORS

Disclose the text of the board’s written mandate. If the board does not have a written mandate, describe how the board delineates its role and responsibilities.

The responsibilities and obligations of the Board are set forth in a written mandate of the Board, a copy of which is attached as Schedule “A” to this Appendix. The Board annually reviews its mandate and considers changes as appropriate.

In addition, the Board has established administrative procedures which prescribe the rules governing the approval of transactions carried out in the course of the Corporation’s operations, the delegation of authority and the execution of documents on behalf of the Corporation. The Board reviews and approves various matters, including the appointment of corporate officers, as well as the annual capital and operating budgets and authorization of unbudgeted investments and divestitures above a specified dollar threshold. The Board’s expectations of management are communicated directly to management and through committees of the Board and via the Chairman of the Board interacting with the CEO.

54	APPENDIX 1

3.                      POSITION DESCRIPTIONS

(a)                Disclose whether or not the board has developed written position descriptions for the chair and the chair of each board committee. If the board has not developed written position descriptions for the chair and/or the chair of each board committee, briefly describe how the board delineates the role and responsibilities of each such position.

The Board has developed and approved written position descriptions for the Chairman of the Board and the Chair of each committee of the Board. The primary role of the Chair of each committee is overseeing the affairs of the committee, including ensuring the committee is organized properly, interacts with the appropriate members of management, functions effectively and meets its obligations and responsibilities.

The Chair of the Audit and Risk Committee also maintains on-going communications with the Corporation’s external auditors in order to lead the Audit and Risk Committee in performing its oversight and other audit-related functions. For further information regarding the Corporation’s Audit and Risk Committee, including the relevant education and experience of the Audit and Risk Committee members, see page 59 of the Corporation’s Annual Information Form for the financial year ended December 31, 2015.

(b)                Disclose whether or not the board and CEO have developed a written position description for the CEO. If the board and CEO have not developed such a position description, briefly describe how the Board delineates the role and responsibilities of the CEO.

The Board has developed and approved a written position description for the Chief Executive Officer of the Corporation.

4.                      ORIENTATION AND CONTINUING EDUCATION

(a)               Briefly describe what measures the board takes to orient new directors regarding (i) the role of the board, its committees and its directors, and (ii) the nature and operation of the issuer’s business.

The Corporate Governance Committee is responsible for procedures relating to the orientation and education of new members of the Board and for the continued development of existing Directors. Materials have been prepared for review by new members of the Board in respect of the Corporation’s structure, policies, business and results. New members of the Board are also provided with the opportunity to have meetings and discussions with senior management and other members of the Board and to visit the Corporation’s facilities and operations. The details of the orientation of each new member are tailored to that member’s individual needs, requests and areas of interest. New members of the Board are encouraged to attend all committee meetings regardless of whether they are members of any such committee.

(b)               Briefly describe what measures, if any, the board takes to provide continuing education for its directors. If the board does not provide continuing education, describe how the board ensures that its directors maintain the skill and knowledge necessary to meet their obligations as directors.

We undertake ongoing education efforts that include meetings among management and the Board and, where appropriate, outside experts, to discuss regulatory changes, developments in the industry and market conditions. Continuing education for all members of the Board is also conducted on an informal basis. As a part of the continuing education of the Directors, presentations are made at Board meetings by management on new developments which may affect the Corporation and its business. In connection with almost every Board meeting, Directors are provided with articles and publications of interest. In addition, Directors receive periodic one-on-one presentations from management and are provided with the opportunity to meet with members of senior management outside of formal Board meetings to discuss and better understand the business. Board members are encouraged to communicate with management and our auditors to keep themselves current with industry trends and developments. Board members have full access to the Corporation’s records. Pengrowth also facilitates the education of Directors through financing annual membership in the Institute of Corporate Directors. Directors are provided with background materials and the information necessary to fulfill their roles as Directors, including the Corporation’s key corporate policies. Written materials and briefings are extensively used to ensure that Directors’ knowledge and understanding of the Corporation’s affairs remains current. The Board has a policy of conducting at least one field site visit each year and, in July 2015, all ten of our Directors toured our Lindbergh property with members of senior management.

Most of our Directors sit on one or more other boards which enables them to implement the best practices they observe elsewhere at Pengrowth.

The following table outlines examples of continuing education events held for, or attended by, our Directors in 2015:

Date	Topic	Hosted/Presented By	Attended By
Each Scheduled Board Meeting	Industry, Marketplace, Peer and Commodity Overview	Investment Bank	All Directors
February 26, 2015	Energy Market Update	Investment Bank	All Directors
August 7, 2015	Lindbergh Site Visit	Pengrowth	All Directors
November 4, 2015	Energy Market Update	Investment Bank	All Directors

5.                      ETHICAL BUSINESS CONDUCT

(a)               Disclose whether or not the board has adopted a written code for the directors, officers and employees. If the board has adopted a written code: (i) disclose how a person or company may obtain a copy of the code; (ii) describe how the

PENGROWTH ENERGY CORPORATION MANAGEMENT INFORMATION CIRCULAR	55

board monitors compliance with its code, or if the board does not monitor compliance, explain whether and how the board satisfies itself regarding compliance with its code; and (iii) provide a cross-reference to any material change report filed since the beginning of the issuer’s most recently completed financial year that pertains to any conduct of a director or executive officer that constitutes a departure from the code.

The Board has adopted a Code of Business Conduct and Ethics (the “Code”). The Code applies to all Directors, officers and employees of, and consultants to, the Corporation. A copy of the Code may also be obtained, upon request, from the Corporation at 2100, 222 – 3rd Avenue S.W., Calgary, Alberta T2P 0B4 and is available on SEDAR at www.sedar.com and on our website at www.pengrowth.com.

The Board expects Directors, officers, employees and consultants to act ethically at all times and to acknowledge annually in writing their adherence to the Code as a condition of their engagement or continued employment. Any waivers from the Code that are granted for the benefit of a Director, officer, employee or consultant must be presented by the Chief Executive Officer of the Corporation to the Corporate Governance Committee for its approval. The Corporate Governance Committee has not granted any waivers of the Code since the beginning of the financial year ended December 31, 2015. The Code is reviewed annually and updated for changes in the business and regulatory environment as well as in the Corporation’s activities.

(b)             Describe any steps the board takes to ensure directors exercise independent judgment in considering transactions and agreements in respect of which a director or executive officer has a material interest.

At the beginning of each Board meeting, Board members are asked to disclose any potential conflicts of interest in respect of matters on the agenda. Each member of the Board must disclose all actual or potential conflicts of interest and refrain from voting on matters in which such Director has a conflict of interest. In addition, the Director must excuse himself or herself from any discussion or decision on any matter in which the Director is precluded from voting as a result of a conflict of interest.

(c)                Describe any other steps the board takes to encourage and promote a culture of ethical business conduct.

The Board requires that all new directors, officers and employees acknowledge the Code in writing upon their engagement with Pengrowth and on an annual basis thereafter.

6.                      NOMINATION OF DIRECTORS

(a)                Describe the process by which the board identifies new candidates for board nomination.

The Corporate Governance Committee serves as the nominating committee of the Board and is responsible for recommending the nomination of Directors. The Corporate Governance Committee considers the number of directors as well as the skills and qualifications of existing Directors and the long term needs of the Corporation in respect of the Board and each of the committees of the Board. In the event it is identified that one or more new Board members are required, the Corporate Governance Committee, with the assistance of experienced independent advisors as appropriate, identifies potential candidates and reviews the qualifications of potential candidates for the Board. In particular, the Corporate Governance Committee assesses, among other factors, the integrity and character, industry experience, functional expertise, financial literacy and expertise, board experience and diversity of background with an emphasis, most recently, on gender, and considers potential conflicts for arising in connection with potential candidates for the Board. Upon such review, and after conducting appropriate due diligence, the Corporate Governance Committee makes recommendations on candidates to the Board.

(b)                Disclose whether or not the board has a nominating committee composed entirely of independent directors. If the board does not have a nominating committee composed entirely of independent directors, describe what steps the board takes to encourage an objective nomination process.

The Corporate Governance Committee serves as the nominating committee of the Board and is composed of four “independent” Directors within the meaning of NI 58-101.

(c)                If the board has a nominating committee, describe the responsibilities, powers and operation of the nominating committee.

The Corporate Governance Committee has been established to assist the Board in reviewing and making recommendations to the Board in respect of, among other things, the nomination of candidates for election to the Board.

The Corporate Governance Committee reports to the Board and is governed by terms of reference which have been adopted by the Board and which are available on our website at www.pengrowth.com. The Corporate Governance Committee is currently composed of Michael S. Parrett (Chair), Wayne K. Foo, D. Michael G. Stewart and John B. Zaozirny Each member of the committee is an independent member of the Board. None of the members of the Corporate Governance Committee are, or have been, officers or employees of Pengrowth.

In addition to its governance related mandate, the Corporate Governance Committee is required to address the following Director nomination matters:

o                 Assess and report to the Board in respect of matters relating to the ongoing composition of the Board, including:

•                  Recommending to the Board criteria for the composition of the Board and the selection of Directors;

56	APPENDIX 1

•      Assessing the competencies and skills each existing Director should possess;

•      Considering the appropriate size of the Board, with a view to facilitating effective decision making;

•      Identifying, either directly or with the assistance of a search firm, candidates for membership on the Board and review their competencies and skills, including their ability to satisfy the criteria approved by the Board and their ability to devote sufficient time and resources to his or her duties as a Director; and

•      Establishing, implementing and executing procedures to evaluate the independence, performance and effectiveness of the Board, Board committees, all individual Directors, the Chairman of the Board and committee Chairs (other than the Corporate Governance Committee’s Chair) and review with the Board on an annual basis the results of the assessment.

o     Review succession planning issues with respect to the members of the Board and make a recommendation to the Board with respect to the appointment of the Chairman of the Board.

o     Assess and report to the Board with respect to the new Director’s orientation program of Pengrowth.

7.        COMPENSATION

(a)     Describe the process by which the board determines the compensation for the issuer’s directors and officers.

The Board has established the Corporate Governance Committee and delegated to it the responsibility to work with the Compensation Committee in annually reviewing and recommending for Board approval the compensation paid by the Corporation to the non-executive Directors, including the Chairman. The Board has established the Compensation Committee and delegated to it the responsibility of annually reviewing and recommending for Board approval the compensation paid by the Corporation to senior management including the Chief Executive Officer of the Corporation. The Corporate Governance Committee’s review of compensation to non-executive Directors and the Compensation Committee’s review of compensation paid to senior management, including the Chief Executive Officer, include consideration of all forms of compensation paid and the relative positioning of the Corporation compared to industry peers. The compensation paid to senior management is also influenced by individual performance, expertise and experience as well as corporate performance.  Each of the Compensation Committee and the Corporate Governance Committee retains independent consultants, as appropriate, to review and compare compensation arrangements within the industry.

(b)     Disclose whether or not the board has a compensation committee composed entirely of independent directors. If the board does not have a compensation committee composed entirely of independent directors, describe what steps the board takes to ensure an objective process for determining such compensation.

The Compensation Committee is composed of four independent members of the Board.

(c)     If the board has a compensation committee, describe the responsibilities, powers and operation of the compensation committee.

For further information concerning the responsibilities, powers and operations of the Compensation Committee, see “Compensation Discussion and Analysis – Mandate and Composition of the Compensation Committee” in the Circular.

8.        OTHER BOARD COMMITTEES

If the board has standing committees other than the audit, compensation and nominating committees, identify the committees and describe their function.

In addition to the Audit and Risk Committee, the Corporate Governance Committee and the Compensation Committee, the Board has established the Reserves, Health, Safety and Environment Committee, which is responsible for assisting the Board in fulfilling its oversight responsibilities in general and, in particular, with respect to: (i) the oil and gas reserves evaluation process and the public disclosure of reserves data and related information as required by National Instrument 51-101 Standards of Disclosure for Oil and Gas Activities and Statement of Financial Accounting Standards No. 69 – Disclosures About Oil and Gas Producing Activities; and (ii) environment, health and safety issues affecting the Corporation, including the evaluation of the Corporation’s programs, controls and reporting systems and its compliance with applicable laws, rules and regulations.

9.        ASSESSMENTS

Disclose whether or not the board, its committees and individual directors are regularly assessed with respect to their effectiveness and contribution. If assessments are regularly conducted, describe the process used for the assessments. If assessments are not regularly conducted, describe how the board satisfies itself that the board, its committees, and its individual directors are performing effectively.

The Corporate Governance Committee is responsible for making regular assessments of the overall performance, effectiveness and contribution of the Board, the Chairman of the Board, each committee of the Board, each committee Chair and each Director, and reporting on such assessments to the Board. The objective of the assessments is to ensure the continued effectiveness of the Board in the execution of its responsibilities and to contribute to a process of continuing improvement. In addition to any other matters the Corporate Governance Committee deems relevant, the assessments consider, in the case of the Board or a committee, the applicable mandate or charter, and in the case of individual Directors, the applicable position

PENGROWTH ENERGY CORPORATION MANAGEMENT INFORMATION CIRCULAR	57

descriptions, as well as the competencies and skills each individual Director is expected to bring to the Board. The Corporation does not have a formal retirement policy for directors.

The Corporate Governance Committee has developed annual Board and Committee effectiveness surveys, which include an evaluation of Board and Committee responsibility, Board and Committee operations, Board and Committee effectiveness and, during the course of review of these results, the opportunity for feedback on individual Director performance is provided:

o      the survey is completed by each Director;

o      results of the survey are collated, sent to each Board member, and are reviewed by the Chairman of the Board;

o      the Chairman of the Board then meets with each Director on an individual basis to discuss the results and to provide and seek further comments on individual Director performance; peer review of the other Directors is an integral part of this discussion;

o      survey results, feedback from the Directors, and recommendations on improving Board performance made by the Chairman of the Board are reviewed by the Corporate Governance Committee;

o      thereafter, the Corporate Governance Committee makes recommendations to the Board on how to improve Board effectiveness;

o      the Board implements those recommendations in conjunction with management and monitors changes to Board effectiveness and Director performance on a periodic basis; and

o      the Chair of the Corporate Governance Committee interviews each Director about the Chairman of the Board of the Board’s performance and reports back to the Corporate Governance Committee and reviews the results with the Chairman of the Board.

10.     DIRECTOR TERM LIMITS AND OTHER MECHANISMS OF BOARD RENEWAL

Disclose whether or not the issuer has adopted term limits for the directors on its board or other mechanisms of board renewal and, if so, include a description of those director term limits or other mechanisms of board renewal. If the issuer has not adopted director term limits or other mechanisms of board renewal, disclose why it has not done so.

The Board believes that the imposition of director term limits on a board implicitly discounts the value of experience and continuity amongst Board members and runs the risk of excluding experienced and valuable Board members as a result of an arbitrary determination. The Board relies on rigorous director assessment procedures for evaluating Board members.

The Board’s priority continues to be ensuring that the appropriate skill sets are present amongst the Board to optimize the benefit to the Corporation.  This is achieved by annual skill set assessments and regular and rigorous annual Board and committee evaluations. These annual evaluations include individual interviews with the Chairman of the Board to discuss performance of the Board as a whole, as well as individual contributions.

The Board believes that it has experienced an appropriate level of turnover through normal processes. The median years of service of the eight Board members being nominated, is 6.5 years. Seven out of the eight members being nominated have been appointed to the Board within the past ten years. In six of the last ten years, at least one new Board member was elected or appointed and, in five of the last ten years, at least one board member departed. Since Mr. Evans’ appointment as CEO in mid-2009, there has been substantial turnover in the senior management ranks with 67 percent of the officers of the Corporation today being appointed since that time.

For all of the above reasons, the Corporation has not established any term limits for Directors.

11.     POLICIES REGARDING THE REPRESENTATION OF WOMEN ON THE BOARD

Disclose whether the issuer has adopted a written policy relating to the identification and nomination of women directors. If the issuer has not adopted such a policy, disclose why it has not done so.

The Corporation has not adopted a written policy relating to the identification of women directors. Our Board believes that board nominations should be made, in the first instance, based upon the needs of the Corporation and on the basis of the skills, knowledge, experience and character of the individual candidates. The Board does value diversity in identifying and appointing new directors. Recent appointments and director searches have emphasized gender diversity as a goal.

12.     CONSIDERATION OF THE REPRESENTATION OF WOMEN IN THE DIRECTOR IDENTIFICATION AND SELECTION PROCESS

Disclose whether and, if so, how the board or nominating committee considers the level of representation of women on the board in identifying and nominating candidates for election or re-election to the board. If the issuer does not consider the level of representation of women on the board in identifying and nominating candidates for election or re-election to the board, disclose the issuer’s reasons for not doing so.

The Board recognizes the value of having a diverse board on the quality of its decision making. Gender is but one of the elements of diversity that the Corporate Governance Committee and the Board considers when reviewing and assessing Board composition and when identifying and nominating new candidates for appointment or election to the Board. Most recent searches have included instructions to the consultants that the list of qualified candidates should include a significant number of female candidates.

58	APPENDIX 1

13.     CONSIDERATION GIVEN TO THE REPRESENTATION OF WOMEN IN EXECUTIVE OFFICER APPOINTMENTS

Disclose whether and, if so, how the issuer considers the level of representation of women in executive officer positions when making executive officer appointments. If the issuer does not consider the level of representation of women in executive officer positions when making executive officer appointments, disclose the issuer’s reasons for not doing so.

The Corporation has a respectful workplace policy that encompasses a diversity policy which applies to all employees and contractors. This policy encourages and supports diversity in the workplace including gender diversity and is applicable to promotion decisions and the appointment of officers.

14.     ISSUER’S TARGETS REGARDING THE REPRESENTATION OF WOMEN ON THE BOARD AND IN EXECUTIVE OFFICER POSITIONS

(a)     Disclose whether the issuer has adopted a target regarding women on the issuer’s board. If the issuer has not adopted a target, disclose why it has not done so.

The Board’s focus when appointing new members is on attracting individuals who best meet the needs of the Board at a given point in time. In making recommendations for the appointment or election of new Board members, the Corporate Governance Committee considers all aspects of diversity including, but not limited to, gender. The Corporation has not adopted a target regarding women on the Board.

(b)     Disclose whether the issuer has adopted a target regarding women in executive officer positions of the issuer. If the issuer has not adopted a target, disclose why it has not done so.

The Corporation has not adopted a target regarding women in executive officer positions. When appointing new officers, the Corporation is committed to the principle of meritocracy and looks to individuals’ skills, knowledge, experience and character necessary for the role regardless of age, race, ethnicity, gender or religion.

15.     NUMBER OF WOMEN ON THE BOARD AND IN EXECUTIVE OFFICER POSITIONS

(a)     Disclose the number and proportion (in percentage terms) of directors on the issuer’s board who are women.

Of the current ten directors of the Corporation, one (10%) is a woman.

(b)     Disclose the number and proportion (in percentage terms) of executive officers of the issuer, including all major subsidiaries of the issuer, who are women

Of our nine executive officers of the Corporation, one (11%) is a woman.

PENGROWTH ENERGY CORPORATION MANAGEMENT INFORMATION CIRCULAR	59

SCHEDULE A
TO APPENDIX 1

PENGROWTH ENERGY CORPORATION Policies and Practices	Page 1 of 3

MANDATE OF THE BOARD OF DIRECTORS CORPORATE GOVERNANCE POLICY

In accordance with the recommendation of the Corporate Governance and Nominating Committee (the “Committee”), the Board of Directors (the “Board”) of Pengrowth Energy Corporation (“Pengrowth”) wishes to formalize the guidelines pursuant to which the Board fulfills its obligations to Pengrowth.

The Board acknowledges the Corporate Governance Guidelines set forth in National Policy 58-201 (“NP 58-201”) and the overriding objective of promoting appropriate behaviour with respect to all aspects of Pengrowth’s business. In consultation with the Committee, the Board will continuously review and modify its terms of reference with regard to the applicable business environment, industry standards on matters of corporate governance, additional standards which the Board believes may be applicable to Pengrowth’s business, the location of Pengrowth’s business and its shareholders and the application of laws and policies.

The guidelines are intended to be flexible and are intended to provide direction to the Board in conjunction with its legal obligations and mandate from the shareholders to oversee and direct the affairs of Pengrowth.

BOARD RESPONSIBILITIES

As recommended by the provisions of NP 58-201, the Board explicitly acknowledges responsibility for the stewardship of Pengrowth, including responsibility for the following:

1.            to the extent feasible, satisfying itself as to the integrity of the President and Chief Executive Officer (“CEO”) and other executive officers and that the CEO and other executive officers create a culture of integrity and cooperation throughout the organization;

2.            adopting a strategic planning process and approving, on at least an annual basis, a strategic plan which takes into account, among other things, the opportunities and risks of the business and monitoring performance against those plans; the Board will seek recommendations from the CEO with respect to the execution of strategic plans adopted by the Board;

3.            identifying the principal risks of Pengrowth’s business and ensuring the implementation of appropriate risk management systems; adopt policies and processes to identify business risks; address what risks are acceptable to Pengrowth and ensure that systems and actions are put in place to manage them;

4.            succession planning, including appointing, training and monitoring senior management;

5.            approving Pengrowth’s communication policy and other relevant policies, including insider trading and environmental, health and safety matters;

6.            requiring management to ensure the integrity of the internal control procedures and management information systems;

7.            approving annual capital and operating plans and monitoring performance against those plans (in conjunction with the Reserves, Health, Safety and Environment Committee, the Audit and Risk Committee will review and recommend these plans to the Board);

8.            developing an approach to corporate governance, including developing a set of corporate governance principles and guidelines that are specifically applicable to Pengrowth;

9.            developing measures for receiving feedback from shareholders and other stakeholders on the business of Pengrowth and other matters, whether through investor relations, the CEO or other channels independent of management;

10.          developing guidelines with respect to expectations and responsibilities of directors, including basic duties and responsibilities with respect to attendance at Board meetings and advance review of meeting materials, either directly or through recommendations from the Committee;

11.          developing clear position descriptions for the Chairman of the Board and the chair of each board committee;

60	SCHEDULE A TO APPENDIX 1

12.          together with the CEO, developing a clear position description for the CEO;

13.          developing or approving the corporate goals and objectives that the CEO is responsible for meeting; and

14.          conducting regular assessments to determine whether the Board, its committees and each individual director are contributing and functioning effectively.

COMPOSITION OF THE BOARD

1.            Criteria for the Board of Directors

At least two-thirds of the Board shall be “independent”, within the meaning of section 1.4 of National Instrument 52-110 – Audit Committees. The Board is responsible for making the determination of whether a director is independent. It will be the responsibility of the Committee to implement a process for assessing the effectiveness of the Board, its committees and each individual Board member and shall review with the Board, on an annual basis, the results of their assessment.

2.            Size of the Board

The size of the Board shall enable its members to effectively and responsibly discharge their responsibilities to Pengrowth and to the shareholders of Pengrowth. The demands upon the Board will likely evolve with the future growth and development of Pengrowth. The size of the Board should be considered over time and within the context of the development of the business of Pengrowth, the formation of committees, the workload and responsibilities of the Board and the required expertise and experience of members of the Board.

BOARD COMMITTEES

•      The Board shall, at this time, have the following standing committees:

1.            Audit and Risk Committee;

2.            Corporate Governance and Nominating Committee;

3.            Compensation Committee; and

4.            Reserves, Health, Safety and Environment Committee.

•      The responsibilities of the foregoing committees shall be as set forth in the mandates for these committees as prescribed from time to time by the Board.

•      The committees of the Board shall be comprised of a sufficient number of “independent” directors so as to comply with applicable laws.

•      Appointment of members to committees shall be the responsibility of the Board, having received the recommendation of the Committee, based upon consultations with the members of the Board. In this regard, consideration should be given to rotating committee members from time to time and to the special skills of particular directors. The chairman of each committee will be selected by the Board, having received the recommendation of the committee. The committee chairs will be responsible for determining the agenda of meetings of their respective committees and determining the frequency and length of meetings, provided that each committee must meet at least semi-annually (with recommended meetings three to four times per year).

•      The Board shall regularly assess the effectiveness of each of the committees. An assessment should consider, among other things, the mandate of each committee and the contribution of each member thereof.

•      The Board may constitute additional standing committees or special committees with special mandates as may be required or appropriate from time to time. In appropriate circumstances, the committees of the Board shall be authorized to engage independent advisors as may be necessary in the circumstances.

•      In discharging his or her obligations, an individual director may engage outside advisors, at the expense of Pengrowth, in appropriate circumstances and subject to the approval of the Committee.

SELECTION OF NEW DIRECTORS AND CHAIRMAN OF THE BOARD

•      The Board will ultimately be responsible for nominating or, within the year, appointing new directors and for the selection of its Chairman. However, initial responsibility for identifying and nominating Board members shall reside with the Committee.

•      The process of identifying and recommending new directors shall be the responsibility of the Committee, following consultation with members of the Board at large.

PENGROWTH ENERGY CORPORATION MANAGEMENT INFORMATION CIRCULAR	61

•      Invitations to join the Board should be extended by the Chairman of the Board.

•      New members of the Board shall be provided with an orientation and education program as to the nature of the business of Pengrowth, current issues, strategies and responsibilities of directors.

BOARD EXPECTATIONS OF SENIOR MANAGEMENT AND ACCESS TO SENIOR MANAGEMENT

•      The CEO is responsible for the day to day operation of Pengrowth.

•      The CEO is encouraged, upon invitation of the Board, to bring appropriate management members to Board meetings in order to expose directors to key members of the management team, to provide reports in their specific areas of expertise and provide additional insight into matters being considered by the Board. However, the Board will ordinarily conduct business with only members of the Board present, with the addition of the Corporate Secretary to ensure that the Board is acting independently of management. Independent Directors should also meet at every meeting, without representatives of management present, under the chairmanship of the Chairman of the Board to fully discuss any procedural or substantive issues which they wish. Results of these meetings should be communicated to the CEO as appropriate. The Board will typically schedule a portion of each meeting as a meeting solely of the independent directors under the direction and chairmanship of the Chairman of the Board.

MEETING PROCEDURES

•      The Board should be supported in its work by a Corporate Secretary who has a position description approved by the Board. The Corporate Secretary reports to the CEO and the Chairman of the Board.

•      The members of the Board, the Corporate Secretary and a secretary to the meeting should be invited to any regularly constituted meeting of the Board. Officers or other persons shall attend by invitation only and for those elements of the meetings where their input is sought by the members of the Board.

Adopted by the Board of Pengrowth on November 1, 2012.

Last reviewed and approved by the Board of Pengrowth on November 4, 2015.

62	SCHEDULE A TO APPENDIX 1

APPENDIX 2

-

ALIGNMENT WITH CANADIAN COALITION FOR GOOD GOVERNANCE

EXECUTIVE COMPENSATION PRINCIPLES

In January 2013, the Canadian Coalition for Good Governance (“CCGG”) released its revised Executive Compensation Principles. Pengrowth’s alignment with these principles is described below:

CCGG Principle	Pengrowth Position

1. A significant component of executive compensation should be “at risk” and based upon performance.

The CEO’s base pay comprises only 20% of his annual target total direct compensation with STIP (20%) and LTIP (60%) comprising the balance. 80% of his STIP and LTIP awards are directly tied to corporate performance as measured by the corporate scorecard. For the CFO and COO, base pay represents less than 23% of their target total direct compensation and 77% of their incentive compensation is directly tied to corporate results.

2. “Performance” should be based on key business metrics that are aligned with corporate strategy and the period during which risks are being assumed.

STIP awards are based upon a quantitative assessment against key annual performance metrics and modified, if appropriate, by the use of “informed judgment” by the Compensation Committee and the Board with input from the CEO.

LTIP is “at risk” for stock price on the RSUs and stock price and corporate performance on the PSUs. The three year structure of the LTIP is appropriate to the business and the strategic plan.

3. Executives should build equity in the company to align their interests with those of shareholders.

Executive ownership guidelines are in place. The CEO is required to hold a minimum of three times his annual base salary in Common Shares (and equivalents). The other NEOs are required to hold two times their respective base salaries in Common Shares (and equivalents). All of the NEOs hold Common Shares (and equivalents) in excess of the minimum ownership guidelines.

4.    A company may choose to offer pensions, benefits and severance and change-of-control entitlements. When such perquisites are offered, the company should ensure that the benefit entitlements are not excessive.

Pengrowth has no pension plan and offers industry competitive benefits and perquisites which represent a very modest portion of the pay package of the senior executive team. Executive employment agreements are generally consistent with industry standard and do not provide for excessive payouts on change in control or severance.

5. Compensation structure should be simple and easily understood by management, the board and shareholders.

Pengrowth’s compensation programs have been developed in consultation with outside advisors and are very similar to those employed by the Corporation’s peers. The programs are well understood by the employees, management, the Compensation Committee and the Board. They are also fully described and disclosed to the Shareholders.

6. Boards and shareholders should actively engage with each other and consider each other’s perspective on executive compensation matters.

The Corporation is very mindful of the interests of Shareholders in the design and administration of its executive compensation programs. The Corporation has implemented a Clawback Policy and will have an advisory vote on executive compensation at its 2015 annual meeting of Shareholders and considered comments raised by proxy advisory firms.

PENGROWTH ENERGY CORPORATION MANAGEMENT INFORMATION CIRCULAR	63

Any questions and requests for assistance may be directed to the

Proxy Solicitation Agent:

The Exchange Tower

130 King Street West, Suite 2950, P.O. Box 361

Toronto, Ontario

M5X 1E2

www.kingsdaleshareholder.com

North American Toll Free Phone:

1-866-581-1487

Email: contactus@kingsdaleshareholder.com

Facsimile: 416-867-2271

Toll Free Facsimile: 1-866-545-5580

Outside North America, Banks and Brokers Call Collect: 416-867-2272

PENGROWTH ENERGY CORPORATION

2100, 222 Third Avenue S.W., Calgary, AB T2P 0B4 Canada

Phone: 403.233.0224  |  Toll free: 800.223.4122  |  Fax: 403.265.6251

www.pengrowth.com

Investor Relations

Phone: 403.233.0224  |  Toll free: 855.336.8814

E-mail: investorrelations@pengrowth.com

Stock Exchange Listings

Toronto Stock Exchange: PGF  |  New York Stock Exchange: PGH